Johnson Outdoors

Annual Report | 2010




FEB 09 2011

transformation

in action


fishing
& boating


paddling


diving


camping

sustainability

in focus


JOHNSON
OUTDOORS
THE SPIRIT OF ADVENTURE









Sales By Division


46%
23%
12%
20%

46% Marine Electronics
- Trolling Motors
- Downriggers
- Fishfinders
- Navigation Devices

23% Diving
- Regulators
- Buoyancy Compensators
- Dive Computers
- Masks/Fins/Snorkels
- Wetsuits

12% Outdoor Equipment
- Consumer Tents
- Commercial Tents
- Military Tents
- Compasses
- Accessories

20% Watercraft
- Canoes
- Kayaks
- Paddles
- Personal Floatation Devices
- Accessories

transformation in action

"We have transformed Johnson Outdoors, taking aggressive, strategic action to enhance competitiveness and profitability now and in the future."

—Helen Johnson-Leipold,
Chairman and Chief Executive Officer

Our Mission

To be the innovation leader and bring excitement and growth to our markets.

Our Vision

To own the outdoor adventure with innovation and passion!

global footprint

- **$382.4M** FY 2010 Revenues
- Products sold in **81** countries
- **1,300** employees
- **17** facilities in **10** countries



sustainability

in focus

strong financials

Outstanding Innovation

Over 30% of revenues composed of new products, for more than six years.

"The strength of our balance sheet is reflected in our having ended fiscal 2010 with debt at an all-time low and a $19 million dollar improvement in cash flow year-over-year."

—David W. Johnson, Vice President and Chief Financial Officer


New Product Sales
33%
Established Product Sales

Operating Results	2009	2010
Net sales	$356,523	$382,432
Gross profit	132,782	153,523
Operating profit	272	14,554
Net (loss) income	(9,671)	6,539
Diluted earnings per common share	$(1.06)	$0.68
Diluted average common shares outstanding	9,165	9,267

Capitalization	2009	2010
Total debt	$31,563	$23,810
Shareholders' equity	115,825	126,369
Total debt to total capital	21.4%	15.8%

market-leading brands

Strong Brand Equities = Strong Market Shares

Our brands consistently hold top rankings in their market sectors:



Minn Kota® | Motors

Humminbird® | Fishfinders

Old Town® | Canoes

Necky® | Kayaks

Ocean Kayak™ | Kayaks

Cannon® | Downriggers

SCUBAPRO® | Diving Gear



Eureka!® | Family Tents

Silva® | Field Compasses

Broad Distribution Channels For Sustained Growth

We build on strong relationships to reach customers and prospects more efficiently, distributing our products through diverse channels:

- Direct Mail/Catalogs
- Dive Specialty Stores
- Distributors
- Exports
- Government/Military
- Marine
- OEM
- Outdoor Specialty Chains
- Outdoor Specialty Retailers
- Paddle Sports Retail Outlets
- Resorts
- Rentals
- Sporting Good Chains
- Sporting Good Retailers

in action
message from the chairman

Contents

Transformation



Our aggressive transformation of Johnson Outdoors over the past two years produced powerful results in 2010, the initial year of our three-year strategic plan to enhance competitiveness and profitability.

Exceeding our targets

During fiscal 2010, we continued our focus on cost-structure reductions, enhanced product value, targeted revenue gains and disciplined balance sheet management. As a result, when outdoor recreation markets slowly began to recover, we grew sales, gained share and significantly improved operating efficiency.

Key financial targets were met or exceeded in 2010:

- **Net income advanced** to $6.5 million or $0.68 per diluted share, compared to a net loss of $9.7 million or ($1.06) per diluted share in 2009.
- **Revenues improved** by more than 7% from 2009.
- **Profits grew faster than sales.** Total company operating profit grew to $14.6 million, versus $0.3 million in 2009.
- **Debt fell to a record low**, and our balance sheet showed a $19 million dollar improvement in cash flow year-over-year.

Outpacing our competitors

The economic recession presented unprecedented challenges to every company in our industry. While others faltered or failed, we prevailed, doing what was necessary to weather the crisis in the near-term, while at the same time helping ensure sustained profitability in the years ahead.

This year's revenue growth outpaced that of our markets. We outperformed the competition in EBIT margin trends. And we gained share even as we maintained market leadership: in core categories, Johnson Outdoors' brands strengthened their #1 and #2 positions.

You'll find details on individual business performance throughout this report. I'd like to offer a broader view of the environment in which we have been operating, and in which we have excelled.

in focus

Success in the face of challenge

Our three-year strategic plan is the key to Johnson Outdoors leading the market, enhancing shareholder value and delivering long-term, profitable growth. It gives us the structure to make the right choices in the face of challenges such as the following:

Economic uncertainty

Demand for our products is affected by economic conditions and consumer confidence worldwide, and especially in the United States and Europe. Like others in our industry, we saw the global economy deteriorating—and we took early, decisive action before most.

In December 2008 we announced aggressive cost-reduction plans. Throughout 2009, we restructured, reduced our operational footprint for competitiveness, and tightened our product line and marketing focus. In 2010 we continued to streamline operations, simplify processes and control working capital while investing strategically in innovative products and programs. We pursued strategies specifically designed to grow share and optimize profitability in depressed economic conditions.

For example, Eureka!®, one of the ten best-known outdoor recreation brands among consumers, revamped product lines and programs to pursue success in the specialty channel. Minn Kota® stayed ahead of low-cost competitors through innovative sales and point-of-purchase programs. Targeted email campaigns and in-store programs in all businesses helped increase online and retail purchases, while social media programs helped build relationships with influential enthusiasts.

Outdoor recreation markets have begun to stabilize, yet remain below pre-recession levels. We will continue to emphasize working capital management and supply chain optimization as well as tightly focused product development and marketing to ensure the flexibility needed to adapt to the ebb and flow of economic conditions.

Evolving price/value expectations

While the outdoor recreation industry is on the road to recovery, the economic recession has had a lasting impact on the marketplace. Understandably, customers are more demanding and consumers more discerning, with increasingly higher price/value expectations.

In developing new products, our focus is on meaningful innovation that delivers functionality and performance at optimum price points across the value chain. For example, in 2010 we introduced SUBGEAR®, our new high-quality mid-price scuba gear brand. The Minn Kota® i-Pilot®, a wireless steering accessory in its second year on the market, and the new feature-rich Humminbird® side-imaging/GPS combo models deliver the performance, features and value consumers demand. As a result, these and other new product offerings exceeded marketplace expectations.

We will continue to provide value relevant to price, along with targeted innovation, and to enhance our competitive position with outstanding customer service.

Advancing technology

Technology change is a given in product development and in business management. The key is to invest in technology strategically for maximum return.

Johnson Outdoors has long been a technology pioneer in our industry, creating categories and advancing participation with the gear we develop. Innovation is who we are. Our plan calls for us to focus on technological advances that are meaningful to consumers, developing new products that bring excitement and growth to the mid-price segment and enhance our brand portfolios.

In 2010 we did just that, increasing net sales 7 percent with successful new products. In fact, this was the sixth straight year new products represented a third or more of total company sales.

We also use technology to improve operational efficiency and maximize value to our customers. For example, a new application tracks Marine Electronics and Watercraft product movement across retail locations, enabling us to manage customer inventory to prevent costly out-of-stock or overstock situations on a store-by-store basis. This application currently supports trade partners representing about half of Johnson Outdoors revenues and in 2011 will expand to more customers and include Outdoor Equipment brands.

Sustainability

We are pleased with the results we delivered in Year 1 of our strategic plan. We worked hard, made sacrifices and put every dollar of profit toward our ultimate goal: sustained competitiveness and profitability.

Now it's time for Year 2...and beyond.

Continued focus

Our fiscal 2011 budgets reflect a pragmatic assessment of leading economic indicators and their implications for outdoor markets. Realistically, we anticipate the pace of recovery in our markets to mirror that of the U.S. economy: sluggish and slower than in 2010.

Focused, disciplined execution of our strategic plan is essential to sustain profitable growth in what will be another challenging year. We will continue to carefully manage inventories, keeping working capital in check while supporting our ability to meet marketplace demand, and directing our resources toward maintaining market leadership.

A talented, passionate workforce

Our three-year plan can succeed only with employee engagement. Together, we at Johnson Outdoors are all accountable for the plan's success. And the efforts of our talented workforce directly enhance shareholder value.

Passion for what we do drives our market success. Passion to do the right thing, as embodied in our new, updated Code of Conduct, ensures we remain the kind of company we strive to be: a company people trust.

A heritage of success

2010 marked the 40th anniversary of Johnson Outdoors. We have grown from a collection of independent businesses, each doing their own thing, to a global family that promotes entrepreneurism while leveraging best practices and synergies.

Back in 1970, some of our categories did not exist and others were in their infancy. Today, we are recognized as pioneers in marine electronics, scuba equipment, plastic canoes and kayaks and camping, commercial and military tents.

Our strategic plan builds on this heritage of innovation and achievement. Now, more than ever, we are forging ahead with a renewed sense of urgency and clarity of purpose. Through transformation in action, and with sustainability in focus, I am confident we will succeed.



Helen Johnson-Leipold
Chairman & Chief Executive Officer

in action

boating & fishing



minn kota
MINN KOTA
HUMMINBIRD
geonav
CANNON

Marine Electronics

In an unrelenting, fiercely competitive environment, Marine Electronics is winning.

Double-digit sales growth for Minn Kota® electric trolling motors and Humminbird® fishfinders reached across all channels in 2010.

Cannon® downriggers and Geonav® navigation technology complete the Marine Electronics group, which saw net sales jump $20.2 million, or 12.2%, in 2010. While operating expenses rose due to higher sales volumes, operating profit also increased, by $4.7 million.


minn kota

Success came through meaningful innovation and focused marketing. Professional and recreational anglers this year eagerly upgraded equipment and accessories with Marine Electronics products that deliver exceptional functionality and value.

We strengthened relationships through a pilot program with some of our largest retail customers, monitoring our brands' inventory across locations to help optimize stock levels store by store.

Targeted marketing included product placement on fishing-related TV shows; professional angler and tournament sponsorships; tailored packaging and point-of-purchase materials; social networking; and online promotions—all designed to connect with consumers in a tough market, leveraging our brands and our insight to continue reeling 'em in.

in focus

MINN KOTA®
ANYWHERE. ANYTIME.

Advantage: Minn Kota®

In the wake of the recession, anglers aren't yet buying boats—but in 2010, they were ready for new equipment. And Minn Kota was ready for them.

The world's #1 manufacturer of electric trolling motors, Minn Kota also offers shallow water anchors, battery chargers and marine accessories.

Passionate anglers know Minn Kota products deliver must-have innovation and outstanding value. And the revolutionary Minn Kota i-Pilot®, a wireless GPS trolling system in its second market year, continues to surpass sales projections.

In 2010, Minn Kota became the official sponsor of the Bassmaster Classic and Bassmaster Elite Series, in addition to a supporting sponsor of the Bassmaster Opens. Tournament sponsorships at all levels is yet another way this powerhouse brand keeps itself in front of anglers and ahead of the competition.



Best of Show award launches Talon with a splash


ICAST 2010
New Product Showcase WINNER

Minn Kota's entry into the shallow water anchor market is already a success: the new Talon captured Best of Show honors in the Marine Category at the 53rd annual International Convention of Allied Sportfishing Trades (ICAST) show. Showgoers praised Talon for its innovative design that promotes quick, quiet boat positioning.

Talon

Talon features an electro-mechanical design that delivers the fastest deployment and highest anchoring force on the market. With Minn Kota's exclusive Auto-Drive feature coupled with its Built-In Wave Absorption and Rough Water Mode, Talon offers anglers the most secure hold of the bottom. And, unlike traditional anchors, Talon provides eco-friendly anchoring that prevents damage to the bottom and underwater vegetation. Minn Kota's feature-rich anchor comes in an easy-to-install package compared to competitive hydraulic anchoring systems.

i-Pilot®

i-Pilot wireless trolling system steers and positions a boat, using GPS technology. With the press of a button on the wireless remote, anglers can stay on a fishing spot, retrace productive trolling paths, or take full command of speed and steering—all with GPS precision.

in focus


HUMMINBIRD


Kevin VanDam

Champions choose Humminbird®

With double-digit sales growth in 2010, Humminbird is the picture of success in marine electronics technology.

Our patented Side Imaging® sonar energized the brand among recreational and professional anglers alike and catapulted Humminbird into a neck-and-neck race to become the #1-selling fishfinder brand in the world.

New premium-priced products that combine Side Imaging and Down Imaging™ sonar with GPS capabilities are marketplace winners, beating initial sales forecasts.

And we added another champion this year, signing Kevin VanDam, the most successful professional bass fisherman ever, to the Humminbird Pro Team. Through such sponsorships, we gain valuable exposure for Humminbird's innovative fishfinders, chartplotters and digital depth gauges—smart technology tailored to a marketplace eager to land a prize.

VanDam Your Boat promotion is a winner

More than 27,000 anglers from all 48 continental United States registered at a special Humminbird Web site for a chance to "VanDam Your Boat." The grand prize winner received the same Humminbird electronics that pro Kevin VanDam used to win his third straight BASS Angler of the Year title. Excitement continued as a Humminbird 798c SI Combo was awarded to randomly chosen entrants after each of the BASS Elite Series events.


HUMMINBIRD
Depth ft
15.0
Course °t
359
mmHg
766
Temp °F
68.3
Speed mph
5.6
150 Left
0.25nm
ZOOM
VIEW
INFO
MARK
MENU
MOB
GOTO
EXIT
898c
GPS
Fishing System
Side Imaging

898c SI


HUMMINBIRD
Depth ft
102
Course °t
005
In.Hg
33.8
Temp. °F
63.8
Speed mph
2.3
170 Left
BUZZARDS
NORTH
CHANN
1smi
ZOOM
VIEW
INFO
MARK
MENU
MOB
GOTO
EXIT
998c
GPS
Fishing System
Side Imaging

998c SI

New fishing system units combine GPS with Side Imaging® technology

Now anglers can move directly to productive fishing spots, scouting in minutes what used to take hours. Two new Humminbird units blend form and function, combining the picture-like images of Side Imaging® and Down Imaging™ with detailed cartography and GPS chartplotting. Split-screen display ensures users catch every detail.

The 898c SI offers brilliant, full color on a generous 7" screen with crystal-clear pixel resolution. The 998c SI enhances the picture with an 8" screen. Both include preloaded maps as well as card slots for maps and saving waypoints.

These highly desirable, high-performance combo units give anglers a huge advantage on the water—and Humminbird a clear edge in the category.

in focus


geonav


MIT DEM SEEKARTENPLOTTER
IN UNENTDECKTE GEBIETE

Boaters find Geonav® bold, beautiful

Headlined by DualFuel™ Cartography in its new G12 Multi-Function Display (MFD), Geonav's 2010 product line generated significant enthusiasm among marine dealers and consumers.

The brand's state-of-the-art integrated navigation systems and autopilots, for blue-water fishing and cruising yachts, reached new levels of performance and styling this year.

Along with the G12 MFD, Geonav introduced the elegant, easy-to-use GSC 110 Autopilot Control, featuring a high-speed course computer for maximum course stability, superior steering and fuel conservation.

And in late 2010, Geonav introduced the new G10 MFD. This smaller version of the G12 features a brilliant 10.4" display, built-in sonar and chartplotting capabilities. The G10 is ideal for single-station installations where dash space is limited.

Web site speaks visitors' language

When Geonav introduced its 2010 product line in Europe, the brand added a new resource for international boaters and dealers: a multi-language Web site.

Visitors to www.geonavmarine.com can find information in Italian, German, French, Spanish or English. An easy-to-use newsroom on the site supports journalists seeking Geonav news releases and images.

MID 110 provides multi-sensory perception

The MID 110 is a bright LCD display that presents vital graphical and numeric data from up to 100 navigation, environmental or engine sensors. Boaters can install multiple MID 110s, configuring each to show only specific categories of data. High-speed Ethernet connectivity makes it easy to share data with the Geonav Integrated MFD—and watch the journey unfold.


geonav
AWA
SOG
Starboard
mph
152°
9.4
Temp (Water)
°F
68.4
MID|110


geonav
Overlays
Cartography
Nav Aids
Spot Depths
Depth Contours
Chart Borders
Presentation
Data Boxes
MARK MOB
GO TO
G12

G12 MFD offers freedom of choice

The stunning new G12 Multi-Function Display (MFD) makes Geonav the first marine electronics manufacturer to give consumers a choice of cartography from the two industry leaders. Thanks to DualFuel™ Cartography, boaters can use either Navionics® Platinum+ or Gold charts, or C-MAP® 4D by Jeppesen Marine®.

The G12 is also the first MFD in its class with sonar built in. Other exclusive features include the BlueLogic™ User Interface, for ease of use; HaloView™ Rotation, for custom navigation views; and the unique QuickConnect™ Data Port, for double-waterproof front-panel USB access, plus two SD card slots.

diving in action




SCUBAPRO
SUBGEAR







Diving

Value-conscious divers have a new brand—and Johnson Outdoors has another global success.

In 2010 we rolled out SUBGEAR®, a mid-priced dive equipment brand, to complement SCUBAPRO®, our premium-priced line. SCUBAPRO is an aspirational brand, the one every diver wants to own someday. SUBGEAR *price points appeal to* newer divers buying their first gear, occasional divers looking to upgrade, and rental markets.

The results of our initiative stood out in a flat market. Diving sales this year increased $4.2 million, or 5.2 percent. Currency fluctuations led to increased operating expenses, but operating profit also increased over 2009 by $1.4 million.

Looking ahead, restructuring in our Diving operations and implementation of a global enterprise resource management (ERP) system will demand near-term investment and generate long-term savings. Meanwhile, our focus on quality, value and innovation, with best-in-class service for our elite dealer network, will keep SCUBAPRO and SUBGEAR on top of the market.

in focus


SCUBAPRO®



Find the finest at SCUBAPRO®

Both enthusiasts and technical divers know SCUBAPRO as the leader in innovation and quality. A sampling of 2010's new product offerings bears out that reputation.

From the Seawing Nova, a revolutionary fin named a *Sport Diver* magazine Editor's Pick for its next-level hydrodynamic design, to the Nova 230, a high-intensity LED dive light with incredibly long burn time, to the Equator travel buoyancy compensator, providing optimal performance in both cold and tropical waters, SCUBAPRO products feature the most advanced materials, technology and design.

That makes the SCUBAPRO brand a market leader, with the #1-selling regulator and dive computer in North America, and equally strong presence in Europe and Asia. In fact, SCUBAPRO is the #1 dive equipment brand in the world.

Innovation carries over to marketing, too. More than 12,000 avid fans regularly check SCUBAPRO's Facebook page for underwater photos, videos, events and quizzes—yet another environment where SCUBAPRO is the name to know.




TEK
SCUBAPRO
SCUBAPRO
SCUBAPRO

C300 Regulator

The C300, a new second stage regulator, features SCUBAPRO's Optimized Flow Design™ and adjustable inhalation resistance for smooth, easy breathing. Its full anti-scratch front cover and compact, lightweight design make it a good complement for the SCUBAPRO MK11, MK17 and MK25 first stage regulators.

Everdry 4 and Evertec Drysuits

The Evertec Drysuit's heavy-duty trilaminate construction ensures durability and quick drying while keeping weight down. Divers enjoy comfort and flexibility without drag.

The Everdry 4 Drysuit is designed for demanding recreational divers who want easy-to-wear advanced dry suit protection. It's comfortable like a wetsuit but warm and watertight like a drysuit.

X-Tek Line

Over 40 years of experience, engineering expertise and an unwavering commitment to quality goes into our premium technical line of diving equipment. This gear takes divers to the most challenging environments with unprecedented quality, durability and comfort.

in focus

SUBGEAR®

Quality + affordability = SUBGEAR®

Consumer spending trends point to continuing growth in mid-price segments, and Johnson Outdoors is expanding diver options and its growth opportunity with the new SUBGEAR brand.

While new to the American marketplace, SUBGEAR is building on a long history of success in Europe of Seemann Sub® branded products, which were acquired by Johnson Outdoors in 2007. Founded in Germany in 1979, Seemann Sub built a reputation for quality, feature-rich dive equipment at reasonable prices. Johnson Outdoors expanded sales throughout Europe in 2008, and introduced a redesigned and updated product line under the new SUBGEAR brand in 2010 for worldwide expansion.

Our global dealer network is enthusiastic about offering affordable equipment with the quality, innovation and functionality characteristic of SCUBAPRO®. The biggest challenge we face is keeping up with demand. In 2011 we expect SUBGEAR to expand its market penetration and drive revenue growth that continues to outpace and outperform the competition.

Cayman Regulator

Cayman regulator system offers the discerning diver a high-performance balanced diaphragm first stage with dry chamber for all temperatures, and a balanced second stage with diver-adjustable venturi—delivering breathing performance that earned a ScubaLab 2010 Tester's Choice award.




SUB GEAR

Element Dive Suits

SUBGEAR® Element wetsuits are designed to look good and feel great while diving. The new Body Map System makes Element suits incredibly comfortable, with super stretch material ultra span in the chest, a protective spine pad and an extra-abrasion-resistant seat area. Gender-specific tailoring and designs make Element stylish as well as affordable.

XP10 Wrist Computer

The XP10 dive computer is for divers who appreciate detailed, yet easily accessible information. Named a *Sport Diver* magazine 2010 Editor's Pick, the XP10 displays all important dive and decompression data and features full dive data memory. It's a complete dive computer for all levels of adventure.


SUB GEAR
XP10


camping & hiking
in action
Eureka!
Eureka!
TECH4O
Silva


Eureka!

Outdoor Equipment

Double-digit sales growth in Eureka!® consumer, commercial and military tents drove a 17.6 percent increase—$7.3 million—in Outdoor Equipment sales for 2010. Silva® field compasses and Tech4O® performance measurement instruments complete the unit, for which operating profit increased $2.5 million over 2009.

Strategy focused on leveraging each brand's core appeal. Eureka!, one of the ten best-known outdoor recreation brands among consumers, strengthened its family camping and backcountry tent offerings, expanded its sleeping bag and camp furniture collections, and redoubled efforts in the specialty channel, where our trademark innovation and quality matter most to customers and consumers.

Online sales for Eureka! grew 40 percent this year. Johnson Outdoors directs online orders to customers for fulfillment so they can share in the transaction and build new consumer relationships.

Tech4O continued to make high-tech ever more accessible to athletes and explorers, emphasizing ease of use in its handheld and watch-style digital computers to measure speed, distance, heart rate, altitude, barometric pressure, and time. Our consumer research shows the more we enhance the experience, the more we enhance sales.

in focus Eureka!

FOR LIFE OUTDOORS.

Recreational tents go big

In 2010, Eureka!® introduced innovative tent designs that create more room for backpackers and families—and sales expanded accordingly.

The legendary Timberline's venerable A-frame design has been revolutionized with a new, proprietary frame system that gives campers 24 percent more room. The Grand Manan Tour's frame uses vertical end-section poles to offer above-average internal space. It also features a ventable full coverage fly, a rear vestibule, and a 34-square-foot bug-free screened porch.

Innovations like these make Eureka! a market leader. And we showed another kind of leadership with Sheltering Haiti 2010, a social media campaign highlighting our pledge to donate 100 tents to OASIS, a program for Haitian children orphaned in the 2010 earthquake. Response to our Facebook promotion was so great we doubled our donation.




FIELD & STREAM
BEST OF THE BEST AWARDS
2010


2010
EDITORS' CHOICE
GOLDEN STAKE
CampingLife

V is for victory

Eureka! Suite V4 and Suite V6 tents give tall campers headroom where they need it most—at the front of the tent. The innovative design garnered attention and awards, with the Suite V4 named 2010 "Best of the Best" by *Field & Stream* magazine, and the Suite V6 earning a 2010 Editors' Choice Award from *Camping Life* magazine.

Apex 2XT and 3XT Tents

The Eureka! Apex 2XT and 3XT, for two or three campers, balance waterproof performance with superior ventilation. Extensive use of no-see-um mesh enhances airflow and stargazing, and it touts a StormShield fly for protection against inclement weather. Dual fabric/mesh paneled doors offer controllable ventilation.

Two roomy vestibules offer weatherproof storage for backpacking gear, while two oversize, side-opening mesh D-style doors make access easy.

Setup is easy, too, with the tent attaching to the poles with quick-clips. The durable fiberglass frame makes for a lightweight, compact tent, perfect for backcountry treks or backyard campouts.

in focus Eureka!

FOR LIFE OUTDOORS.



Commercial tent orders rise

The commercial tent market began a rebound that we expect to continue into 2011, as general tent rental customers replace outdated and worn inventory.

Eureka!® sells to rental stores and directly to tent erectors, offering sophisticated tension tents for large-scale events; mid-size frame and pole tents for commercial applications; and canopies for smaller occasions and backyard use.

Our pleated Frame Tent Liners help extend a tent's useful life, hiding interior tubing, aluminum poles and older tops. Industry demand this year led us to add new liner sizes, gable ends and even leg drapes.

Interest in the Eureka! E!Span Clearspan system is also growing, prompting new sales and catapulting our innovative tent system into a leadership position. We also offer commercial tent accessories such as lighting systems and mounting brackets for use in customizing the tent interior to suit the occasion. In 2011, we plan to add new, high-tech accessories for tents and events.



Military tents meet the challenge

The experience we gained as the prime manufacturer of the military's modular general purpose tent (MGPT) brought additional government contracts to Eureka!® in 2010.

Tents produced for military use in the last twelve months include MGPTs, rapid deployment shelters and various lightweight one- and two-person tents—all featured on a new military-specific Eureka! Web site. The business also manufactures military tent accessories such as fabric floors and tent liners and is a co-manufacturer with other providers of military tents.

Our transformational strategy emphasizes lean manufacturing and production techniques, while still conforming to military sourcing and process requirements. Eureka! is proud to meet the challenge to support military personnel.

in focus Eureka!

FOR LIFE OUTDOORS.

Camping accessories exceed expectations

Consumers have been enthusiastic about Eureka!® sleeping bags, camp furniture and portable energy sources.

Our successful brand expansion into camping accessories continued in 2010, with sales exceeding expectations. Improved forecasting and inventory controls helped us overcome product availability issues to meet increased demand.

New technology for bags and sleep pads provides recreation enthusiasts with the right combination of warmth and support for the most comfortable night's sleep outdoors.

A new collection of campsite lanterns and flashlights incorporates LEDs and engineered circuitry to provide brightness as well as long run times. And additions to the camp furniture line emphasize comfort and ease—key in meeting the price/value demands of today's consumer.

Bright idea, smart execution

Lighting gives shape to the nighttime campsite, and the new Eureka! camp lighting line has the shapes consumers want. The Glide 51, an LED light that won accolades from *Backpacker* magazine in the Backpacker 2010 Spring Gear Guide, features a telescopic housing to transform from flashlight to lantern, providing a focused beam or area lighting.

Eureka! Dualis Sleeping Bags and Sleep Pad

Eureka! Dualis ST sleep pad and DualTemp bags ensure a comfortable sleep outdoors. Our patent-pending Dualis technology creates a multi-chamber sleep pad that combines the cushioning and thermal resistance of a self-inflating pad with the support of an air tube mattress. Campers enjoy the comfort of a home mattress, in a compact size.



DualTemp thermally efficient sleep bags feature Eureka!'s proprietary Rteq insulation. Different amounts of loft on the top and bottom of the bag provide versatility for changing weather. "Peached" polyester liner fabric is super-soft and feels warm to the touch.

The DualTemp hybrid-rectangular design has contoured shoulders, a tapered leg section and generous width through the chest and hips for top performance and comfort.

Eureka! DUALIS™ ST
DUAL-CHAMBER TECHNOLOGY

in focus

Silva® Guaranteed Accurate for Life

TECH4O® NOTHING'S BEYOND YOU.

Measuring progress with Tech4O® and Silva®

Johnson Outdoors strives for innovation that is meaningful to consumers. Tech4O electronic devices use advanced technology to measure personal performance and have earned measurable marketplace response.

In 2010 the Tech4O women's Heartbeat Watch won a *Women's Adventure* magazine Editors' Choice award, based on its innovative features, ease of use and style. Tech4O also became official timepiece of the Checkpoint Tracker Adventure Racing Series, the largest competitive adventure racing series in the U.S. Organizers noted the TraiLeader line is ideal for adventure racers, with watches that include a compass, altimeter, barometer and accelerometer.

Silva field compasses keep outdoor enthusiasts headed in the right direction. The Silva Ranger 515 was featured in *Backpacker Magazine*, which also gave a glowing review to the value-priced Silva Guide Series 426. The brand also gained exposure in 2010 as a sponsor of Leave No Trace, a national nonprofit promoting respect for wildlands.



New Product Introductions in 2011


STATUS
OUT
IN
FULL
RESET
LIGHT
TEST
TECH4O
NOTHING'S BEYOND YOU.

Tech⁴O Pocket PowerPack

The Pocket PowerPack from Tech⁴O recharges smart phones, game devices, e-readers and more. The playing-card size Pocket PowerPack includes a solar panel, battery charging boxes and multiple charging tips. It can fully charge via USB in under two hours and via the sun in eight hours.

The Pocket PowerPack runs on a lithium-ion battery and weighs 2.8 oz. Separate electronics let the battery charge and discharge at the same time, so electronics can charge as the pack is charging itself.




TECH4O
WED
2:32 04
2 JUN
mode
lap | reset

Tech⁴O Accelerator Pro Watch

The Accelerator Pro, new from Tech⁴O, is designed for fitness enthusiasts who want accurate, coded heart rate monitoring along with full speed and distance stats. Setup is simple with quick-start menus. The easy-view module makes it a snap to check progress during exercise, while classic styling and modest size make the Accelerator Pro appropriate for all-day wear.

paddling in action



Old Town® CANOES KAYAKS

NECKY® KAYAKS

OCEAN KAYAK™

extrasport®

carlisle PADDLE GEAR



Watercraft

Watercraft met its top 2010 objective, dramatically improving profitability despite a 7.8 percent decline in net sales. Manufacturing consolidation and operational restructuring in 2009 paid off this year as operating expenses dropped $6.6 million and operating profit improved $8 million.

To improve market positions, our goal is to help customers grow their business with maximum leverage of our paddling brands: Old Town® canoes and kayaks, Ocean Kayak™, Necky® kayaks, Carlisle® paddles, and Extrasport® personal flotation devices.

We started in 2010 by helping customers manage inventory, using new technology to support our largest accounts in maintaining optimum stock levels. Our sales programs encouraged orders closer to the season, with incentives such as preseason-only availability of certain colors for select models.

Our revamped channel strategy focuses on better meeting the specific needs of all paddle sport retailers, particularly specialty accounts. For example, to satisfy the need for product differentiation, we offer paddling products that are unique to each channel. Dealers are overwhelmingly positive about this new approach, which will be key to driving marketplace momentum in 2011.

in focus

Old Town®
CANOES KAYAKS


Old Town

Old Town® shapes consumer expectations

Known for its innovative rotational-molding process for forming polyethylene kayaks and canoes and its thermoforming expertise, Old Town also shapes paddlers' expectations for comfort, ease and affordability.

In 2010 the brand demonstrated its continuing commitment to value with the introduction of the Saranac 146 canoe and the Camden kayak series.

To design the Saranac, Old Town asked recreational paddlers what they want in a canoe. The result: a durable, stable, economical performer designed for all-around family fun. The Saranac series includes a standard edition, an XT version with padded seats and comfortable seatbacks, and an angler model.

Camden kayaks bring sophisticated performance and luxury to recreational kayakers and anglers. The Camden's blend of convenience, styling and remarkable price is changing what consumers expect to find in a recreational kayak—and confirming what they can find with Old Town.

Saranac Canoe

The Saranac 146 canoe features comfortable contoured bow and stern seats and a center bench ideal for children or smaller passengers. The center bench's covered storage compartment can hold anything from gear to a picnic lunch. All Saranac seats incorporate extras such as cup holders, rod holders and storage trays, for added convenience and versatility.


SARANAC 146 XT

Camden Kayaks

Camden 106 and Camden 120 kayaks boast sleek lines and a stable, easy-gliding design to satisfy discriminating paddlers. The clever dashboard has a rubberized cup holder, mounting areas for GPS or rod holders, and a dry hatch for small items like wallets, keys or cell phones. Old Town's Active Comfort System (ACS) multi-laminate seat provides optimal support and adjustability.


Old Town

in focus


NECKY® KAYAKS


OCEAN KAYAK™



Coming together to stand apart

In 2009, Johnson Outdoors consolidated its U.S. paddle sports operations in Old Town, Maine, where Ocean Kayak™ sit-on-tops and high-performance Necky® recreational, day touring and polymer sea touring kayaks are now manufactured.

The move not only met strategic cost-reduction goals but also encouraged synergistic innovation—as in the introduction of the ACS seat, a multi-laminate, multi-adjustable seat offered on select Necky and Old Town® models.

In 2010 Necky also built its brand with additions like a carbon fiber version of the popular Eliza™ women's kayak. And drawing on its performance heritage, Necky introduced the Vector 13 kayak, offering the attributes of a surf ski plus increased stability and maneuverability for broader appeal.

Ocean Kayak also extended a successful design with the Nalu 12.5 stand up paddleboard (SUP), a versatile craft that can be paddled while standing or seated. By popular demand, the brand also brought its Trident Ultra 4.7 kayak, launched in New Zealand and Australia in 2009, to the U.S. and Canada in 2010.

Necky Looksha™ Elite™ wins "Best New Sea Kayak" in *Canoe & Kayak*'s Readers Choice Awards

Necky designers know they have hit the mark with the Looksha Elite, voted best new sea kayak by readers of *Canoe & Kayak* Magazine. A quick, efficient distance boat, the Looksha Elite has a good glide on flat water, yet is built with enough rocker to handle reassuringly in rough conditions.

Ocean Kayak Trident Ultra

The Trident Ultra 4.7 continues Ocean Kayak's leadership in fishing kayaks, with more volume in the front of the boat for a drier ride, moderate rocker to manage ocean swells and a more pronounced tail fin to aid in tracking.

Aftermarket options include the Ice Box Fish Storage Pod, which fits in the rear tank well; a small bait tank with cover and hand pump; and an internal storage tube for two fishing rods.


2010
READER'S
CHOICE
AWARDS
LOOKSHA
PROWLER
OCEAN KAYAK

Necky Vector 13 Kayak

Necky's Vector 13 sit-on-top kayak blends touring kayak performance with a convenient, stable platform. The touring seat, engineered to reduce pressure on the sciatic nerve and prevent leg and foot fatigue, delivers all-day comfort.

The Vector 13 also features an innovative nylon tank well cover with multiple adjustment points, similar to a backpack's compression panel, for secure storage without sacrificing access.

in focus

extrasport®


carlisle
PADDLE GEAR



Extrasport means extra value

The Extrasport® brand has been synonymous with safety, performance and innovation in personal flotation devices for more than 30 years, and that tradition continued in 2010.

Baja PFDs set a new standard for life jacket comfort in canoeing, kayaking and power boating. Borrowing from backpack technology, the Baja uses a mesh ventilation system to improve airflow.

Baja PFDs also boast a design feature developed by Extrasport—the Baja Back. This thin, broad, low-profile back section of the PFD accommodates seat backs and seat rests in sit-on-top and recreational kayaks, offering comfort while reducing ride-up.

Extrasport expanded its professional equipment line this fall with the Tactical PFD, specifically designed for the unique demands of high-intensity water work and rescue situations.

Trekker Paddle

The bent-shaft Carlisle® Trekker, with a slightly cupped blade, delivers more power with less effort on every stroke. This affordable paddle is all about efficiency, featuring lightweight aluminum construction, an easy-grip foam handle, and an optimum 14-degree angle to clear the bow and slide easily into the water.

[back view]

Men's Baja Personal Flotation Device

The Men's Baja PFD features low-profile styling in a streamlined center-zip design. A unique venting system with air channels and mesh spacers allows proper airflow through the core of the vest. Mesh sides provide additional thermal regulation and superior range of motion, while multiple adjustment points along shoulders, sides and waist provide a comfortable custom fit.

Women's Baja Personal Flotation Device

The Women's Baja PFD has trimmed floatation panels to better conform to the female torso. Curve-cut 100% PVC-free foam and adjustable shoulders and sides further enhance fit.

Baja Back comfort design features a thin lower back section to accommodate canoe and kayak seat backs, for easier movement and reduced life vest ride-up while paddling.


performance
in action

Reaping the benefits of our strategic plan

We are pleased to report increased revenues and earnings for fiscal 2010. Operating profit rose substantially due to company-wide sustained cost reduction initiatives initiated in 2009. Net income advanced to $6.5 million or $0.68 per diluted share in 2010, versus a net loss of $9.7 million or ($1.06) per diluted share in fiscal 2009.

Significant improvement in operating efficiency enabled us to grow profits faster than sales, a key objective of our strategic plan. The strength of our balance sheet is reflected in our having ended fiscal 2010 with debt at an all-time low and a $19 million dollar improvement in cash flow year-over-year.

This year's revenue growth outpaced our markets. We gained share and outperformed the competition. In short, the aggressive strategic plan we launched in December 2008 has transformed Johnson Outdoors, enhancing our competitiveness and profitability.

While we expect the outdoor recreation industry to continue its recovery, we are committed to focused, disciplined execution of our three-year strategic plan. It's our key to success in both up and down markets. Thus, we will carefully manage inventories to keep working capital in check while helping to ensure our ability to meet marketplace demand. Our plan calls for ongoing streamlining, increasing flexibility while maintaining market leadership.

Based on leading economic indicators, we expect fiscal 2011 to be a challenging year. Our priorities include, among others:

- New growth initiatives for SUBGEAR® and Geonav®
- Targeted share growth in core brands
- Sustained cost controls
- Meaningful price/value innovation
- Value-added customer service and solutions
- Outstanding balance sheet management

We are excited by the transformation of Johnson Outdoors and confident in our strategies to maintain our market leadership position, enhance shareholder value and deliver long-term, profitable growth.



Helen Johnson-Leipold
Chairman & Chief Executive Officer



David W. Johnson
Vice President & Chief Financial Officer

transformation in action

Revenues Outpace Market



2010
Net Sales
$ millions
$430.6
$420.8
$356.5
$382.4
FY 2007
FY 2008
FY 2009
FY 2010

Profitability Grows Faster Than Sales



2010
Operating Profit
$ millions
$25
$20
$15
$10
$5
22.3
8.6
8.7
14.6
FY 2007
FY 2008
FY 2009
FY 2010

*Excluding unusual items

Cost Reductions Ongoing

Operating Efficiency Improved

Operating Expense As % Net Sales

Reduction in Operating Expenses


2010
47.1%
37.1%
36.3%
FY 2008
FY 2009
FY 2010

Working Capital Reduction

$ millions


2010
$160
-23%
$123
-8%
$113
FY 2008
FY 2009
FY 2010

sustainability in focus

Debt Reaches Historic Low

Average Total Debt Trailing 12 Months


2010
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$ millions
FY 2000
FY 2002
FY 2004
FY 2006
FY 2008
FY 2010

JOI Outperforms Peers

EBIT Margin Trends


2010
8.0%
6.0%
4.0%
2.0%
0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
-12.0%
Percentage
JOUT
Peer Group*
FY 2008
FY 2009
FY 2010

***Peer Group Includes:** Arctic Cat Inc. (ACAT) • Brunswick Corporation (BC) • Cybex International Inc. (CYBI) • Callaway Golf Co. (ELY) • Escalade Inc. (ESCA) • Jarden Corp (JAH) • Marine Products Corp. (MPX) • Nautilus, Inc. (NLS) • Quicksilver Inc. (ZQK)

VISION: Sustained Profitable Growth

2012 FINANCIAL TARGETS:

Revenues: 5% Cumulative Average Growth Rate
Profits: 6% Operating Profit

C^5 OBJECTIVES:	C^5 STRATEGIES:		
Cost Control	• Reduced operating expense	• Global systems	• Reduced cost-of-sales
Customer Focus	• Relevant, meaningful innovation	• Continuous product quality	• Value-added service
Competitiveness	• New products, new segments	• Targeted marketing	• Price/Value optimization
Cash	• Disciplined inventory controls	• Strong cash management	• Efficient supply chain
Culture	• Strategic plan engagement	• Rewards aligned with results	

leadership in action





Board of Directors

Helen P. Johnson-Leipold
Chairman of the Board since 1994. Chairman and CEO, Johnson Outdoors; Chairman and Director, Johnson Financial Group, Inc.; Director, S.C. Johnson & Son, Inc. and Diversey, Inc.

Thomas F. Pyle, Jr.
Vice Chairman of the Board and Director since 1987. Chairman, The Pyle Group; Director, Sub-Zero Corporation; Non-Executive Chairman of Uniek, Inc.; Trustee, Wisconsin Alumni Research Foundation; Member, Kennedy Center National Advisory Board.

John M. Fahey, Jr.
Director since 2001. Chairman and CEO, National Geographic Society; Director, Exclusive Resorts; Member of the Board, Smithsonian National Museum of Natural History.

Edward F. Lang
Director since 2006. Past President of Business Operations and Alternate Governor, Nashville Predators; Director and past Chairman, Nashville's Adventure Science Center; Director, Nashville Predators Foundation and the Nashville Convention and Visitors Bureau.

Terry E. London
Director since 1999. President and CEO, London Broadcasting Company, Inc.; past President, London Partners, LLC; past President and CEO, Gaylord Entertainment Company; Director, Pier 1 Imports.

W. Lee McCollum
Director since 2005. Vice Chairman and Director, Johnson Financial Group, Inc.; Chairman of the Board and Director, Le Groupe Fruits & Passion; Director, Sigma Aldrich Corporation; Director, Coastal South Bancshares, Inc.

Johnson Outdoors Management Team

Second Row (left to right)
David W. Johnson, Joseph B. Stella, Kelly T. Grindle, William S. Kelly

Third Row (left to right)
Alisa D. Swire, John C. Moon, Sara M. Vidian, Cynthia A. Georgeson

sustainability in focus The Passion to Do the Right Thing

Our Shared Values
Our values drive our commitment to abide by a Code of Conduct and the policies which support it. Each Johnson Outdoors employee, officer and director, and every agent, consultant and contract worker engaged by us, shares that commitment.

Our People, Our Greatest Strength
We employ and retain the best people, provide an enjoyable work environment and ensure fair and consistent treatment of employees.

A Superior Organization
We are committed to being highly innovative, delighting the consumer; to being a company of choice for our customers; and to being socially responsible.

A Winning Business Philosophy
We demonstrate superior leadership, passion for winning, high ethical standards and long-term thinking.

Obeying the Law
We obey laws when and where they apply.

Integrity
We are fair, ethical and honest at all times.

Ethical Work Environment
We provide a positive and professional work environment that supports doing what is right, fostered by a culture defined by fairness, mutual respect and high performance standards.

Valuing Diversity
We welcome diversity and respect the rights of all people.

Product Excellence
We make products that meet the highest standards for quality, performance and safety.

Truth in Advertising
We are clear and fact-based when marketing our products.

Eureka!

Respect and Protection of Property
We respect the property of others and protect our own.

Financial Integrity and Responsibility
We are diligent in our financial accounting, reporting and management.

Transparency in Dealings
We are forthright and transparent in our dealings with government institutions and representatives.

Privacy
We protect the private and confidential information of our people and others.

Environmental Stewardship
We are responsible stewards of the environment.

Contact

Corporate Secretary
Johnson Outdoors Inc.
555 Main Street
Racine, WI USA
53403-1015

To contact the Board of Directors directly, visit:
http://investor.johnsonoutdoors.com/contactBoard.cfm

www.johnsonoutdoors.com

For more information, contact:
Johnson Outdoors Inc.
Cynthia Georgeson, Vice President-Worldwide Communication
262-631-6600
cgeorges@johnsonoutdoors.com

Certain matters discussed in this report are "forward-looking statements" intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see "Forward Looking Statements" in the 2010 Form 10-K for a discussion of uncertainties and risks associated with these statements.

Publisher: Worldwide Communication, Johnson Outdoors Inc.

Design: Lynne and Gil Leigh, Modern Media

Editor: Mary Jo Thome

Production Coordinator: Kim Poehlman


JOHNSON
OUTDOORS

THE SPIRIT OF ADVENTURE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
FEB 03 2011
Washington, DC

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 1, 2010

OR

[___] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-16255

JOHNSON OUTDOORS INC.

(Exact name of registrant as specified in its charter)

Wisconsin	**39-1536083**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Main Street, Racine, Wisconsin 53403
(Address of principal executive offices, including zip code)

(262) 631-6600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A Common Stock, $.05 par value per share	**NASDAQ Global Market** SM

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer [ ]
Accelerated Filer [ ]
Non-Accelerated Filer [ ]
(do not check if a smaller reporting company)
Smaller Reporting Company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of November 30, 2010, 8,363,485 shares of Class A and 1,216,464 shares of Class B common stock of the registrant were outstanding. The aggregate market value of voting and non-voting Class A common stock of the registrant held by nonaffiliates of the registrant was approximately $51,702,952 on April 1, 2010 (the last business day preceding the registrant's most recently completed second quarter) based on approximately 4,571,437 shares of Class A common stock held by nonaffiliates. For purposes of this calculation only, shares of all voting stock are deemed to have a market value of $11.31 per share, the closing price of the Class A common stock as reported on the NASDAQ Global Market SM on April 1, 2010. Shares of common stock held by any executive officer or director of the registrant (including all shares beneficially owned by the Johnson Family) have been excluded from this computation because such persons may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of the Shareholders of the Registrant are incorporated by reference into Part III of this report.

As used in this report, the terms "we," "us," "our," "Johnson Outdoors" and the "Company" mean Johnson Outdoors Inc. and its subsidiaries, unless the context indicates another meaning.

TABLE OF CONTENTS	Page
Business	1
Risk Factors	6
Properties	10
Legal Proceedings	11
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Selected Financial Data	14
Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Quantitative and Qualitative Disclosures about Market Risk	21
Financial Statements and Supplementary Data	21
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	22
Controls and Procedures	22
Other Information	22
Directors, and Executive Officers and Corporate Governance	23
Executive Compensation	23
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	23
Certain Relationships and Related Transactions, and Director Independence	24
Principal Accountant Fees and Services	24
Exhibits and Financial Statement Schedules	24
Signatures	25
Exhibit Index	27
Consolidated Financial Statements	F-1

Forward Looking Statements

Certain matters discussed in this Form 10-K are "forward-looking statements," and the Company intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of those safe harbor provisions. These forward-looking statements can generally be identified as such because they include phrases such as the Company "expects," "believes," "anticipates" or other words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated.

Factors that could affect actual results or outcomes include the matters described under the caption "Risk Factors" in Item 1A of this report and the following: changes in consumer spending patterns; the Company's success in implementing its strategic plan, including its focus on innovation and on cost-cutting and revenue enhancement initiatives; actions of and disputes with companies, including companies that compete with the Company; the Company's success in managing inventory; the risk that the Company's lenders may be unwilling to provide a waiver or amendment if the Company is in violation of its financial covenants and the cost to the Company of obtaining any waiver or amendment the lenders would be willing to provide; the risk of future writedowns of goodwill or other intangible assets; movements in foreign currencies or interest rates; ability of the Company's customers to meet payment obligations; fluctuations in the prices of raw materials or the availability of raw materials used by the Company; the Company's success in restructuring certain of its operations; the success of the Company's suppliers and customers; the ability of the Company to deploy its capital successfully; unanticipated outcomes related to outsourcing certain manufacturing processes; unanticipated outcomes related to outstanding litigation matters; and adverse weather conditions. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this filing. The Company assumes no obligation, and disclaims any obligation, to update such forward-looking statements to reflect subsequent events or circumstances.

Trademarks

We have registered the following trademarks, which are used in this report: Minn Kota®, Cannon®, Humminbird®, Fishin' Buddy®, Silva®, Eureka!®, Tech ^{4} O ™ , Geonav®, Old Town®, Ocean Kayak ™ , Necky®, Extrasport®, Carlisle®, Scubapro®, UWATEC® and SUBGEAR®.

PART I

ITEM 1. BUSINESS

Johnson Outdoors is a leading global manufacturer and marketer of branded seasonal, outdoor recreation products used primarily for fishing, diving, paddling and camping. The Company's portfolio of well-known consumer brands has attained leading market positions due to continuous innovation, marketing excellence, product performance and quality. Company values and culture support innovation in all areas, promoting and leveraging best practices and synergies within and across its subsidiaries to advance the Company's strategic vision set by executive management and approved by the Board of Directors. The Company is controlled by Helen P. Johnson-Leipold (Chairman and Chief Executive Officer), members of her family and related entities.

The Company was incorporated in Wisconsin in 1987 as successor to various businesses.

Marine Electronics

The Company's Marine Electronic segment brands are: **Minn Kota** battery-powered fishing motors for quiet trolling or primary propulsion; **Humminbird** sonar and GPS equipment for fishfinding and navigation; **Cannon** downriggers for controlled-depth fishing; and **Geonav** large, leisure boat navigation technology.

Marine Electronics brands and related accessories are sold across the globe, with approximately 75% of sales coming from North America through large outdoor specialty retailers, such as Bass Pro Shops and Cabela's, large retail store chains, marine products distributors, international distributors and original equipment manufacturers (OEM), such as Ranger Boats and Skeeter Boats.

Marine Electronics has achieved market share gains by focusing on product innovation, quality products and effective marketing. Such consumer marketing and promotion activities include: product placements on fishing-related television shows; print advertising and editorial coverage in outdoor, general interest and sport magazines; professional angler and tournament sponsorships; packaging and point-of-purchase materials and offers to increase consumer appeal and sales; branded websites; social media networks; and online promotions.

Outdoor Equipment

The Company's Outdoor Equipment segment brands are: **Eureka!** consumer, commercial and military tents and accessories, sleeping bags, camping furniture and other recreational camping products; **Silva** field compasses and digital instruments; and **Tech ^{4} 0** performance measurement instruments.

Eureka! consumer tents, sleeping bags, camping furniture and other recreational camping products are mid- to high-price range products sold in the U.S. and Canada through independent sales representatives, primarily to sporting goods stores, catalog and mail order houses, camping and backpacking specialty stores, and through internet retailers. Marketing of the Company's tents, sleeping bags and other recreational camping products is focused on building the **Eureka!** brand name and establishing the Company as a leader in tent design and innovation. The Company's camping tents and sleeping bags are produced by third party manufacturing sources in Asia. **Eureka!** camping products are sold under license in Japan, Australia and Europe.

Eureka! commercial tents include party tents and accessories, sold primarily to general rental stores, and other commercial tents and accessories sold directly to tent erectors. The Company's tent products range from 10'x10' canopies to 120' wide pole tents and other large scale frame structures and are manufactured by the Company at the Company's Binghamton, New York location. Commercial tent accessories include lighting systems, interior lining options, and mounting brackets that allow the interior of the tents to be customized to suit the occasion.

Eureka! also designs and manufactures large, heavy-duty tents and lightweight backpacking tents for the military at its Binghamton, New York location. Tents produced for military use in the last twelve months include modular general purpose tents, rapid deployment shelters and various lightweight one and two person tents. The Company manufactures military tent accessories like fabric floors and tent liners and is also a subcontract manufacturer for other providers of military tents.

Silva field compasses are manufactured by the Company and marketed exclusively in North America where the Company owns **Silva** trademark rights. **Tech ^{4} 0** digital instruments and other branded products are manufactured by third parties and are primarily sold in the North American market.

Watercraft

The Company's Watercraft brands are: **Old Town** canoes and kayaks; **Ocean Kayak** ; **Necky** kayaks; **Carlisle** paddles; and **Extrasport** personal flotation devices.

In its Old Town, Maine facility, the Company produces high quality **Old Town** kayaks, canoes and accessories for family recreation, touring and tripping. The Company uses a rotational molding process for manufacturing polyethylene kayaks and canoes to compete in the high volume, low and mid price range of the market. These kayaks and canoes feature stiffer and more durable hulls than higher priced boats. The Company uses a thermo-form molding process in the manufacturing of lower priced models. The Company also markets canoes built from Royalex (ABS) and wood.

During 2009, the Company consolidated operations for its U.S. paddle sports brands in Old Town, Maine, and closed its plant in Ferndale, Washington. Sit-on-top **Ocean Kayaks** and high performance **Necky** sea touring kayaks, which had formerly been produced in Ferndale, are now manufactured at the Old Town, Maine facility.

The Company also manufactures Watercraft products in New Zealand and contracts for manufacturing of Watercraft products with third parties in Michigan, Tunisia and the Czech Republic.

Watercraft accessory brands, including **Extrasport** personal flotation devices and **Carlisle** branded paddles, are produced primarily by third-party sources.

The Company's kayaks, canoes and accessories are sold primarily through large outdoor specialty retailers, such as Bass Pro Shops and Cabela's, large retail sporting goods stores and catalog and mail order houses in the U.S., Europe and the Pacific Basin.

The Company's Watercraft business has grown by introducing product innovations, creating quality products and by focusing on the product-specific needs of each marketing channel. Consumer marketing and promotion activities include: print advertising and editorial coverage in outdoor, general interest and sport magazines; direct marketing; branded websites and social media networks.

Diving

The Company manufactures and markets underwater diving products for technical and recreational divers, which it sells and distributes under the **SCUBAPRO** , **UWATEC, SUBGEAR** and **Seemann** brand names.

The Company markets a complete line of underwater diving and snorkeling equipment, including regulators, buoyancy compensators, dive computers and gauges, wetsuits, masks, fins, snorkels and accessories. **SCUBAPRO** and **UWATEC** diving equipment is marketed to the premium segment of the market for both diving enthusiasts and more technical, advanced divers. **SUBGEAR** and **Seemann** products are marketed to the recreational diver interested in owning quality equipment at an affordable price. Products are sold via select distribution to independent specialty dive stores worldwide. These specialty dive stores generally provide a wide range of services to divers, including sales, service and repair, diving education and travel. The Company also sells diving gear to dive training centers and resorts.

The Company focuses on maintaining **SCUBAPRO** and **UWATEC** as the market leaders in innovation. The Company maintains research and development functions in the U.S. and holds a number of patents on proprietary products. The Company's consumer communication focuses on building the brand and highlighting exclusive product features and consumer benefits of the **SCUBAPRO** and **UWATEC** product lines. The Company's communication and distribution reinforce the **SCUBAPRO** and **UWATEC** brands' position as the industry's quality and innovation leader. The Company markets its equipment in diving magazines, via websites and through dive specialty stores. **SUBGEAR** and **Seemann's** full line of dive equipment and accessories compete in the mid-market on the basis of quality at an affordable price.

The Company manufactures regulators, dive computers, gauges, and instruments at its Italian and Indonesian facilities. The Company sources buoyancy compensators, neoprene goods, plastic products, proprietary materials, and other components from third parties.

Financial Information for Business Segments

As noted above, the Company has four reportable business segments. See Note 14 to the consolidated financial statements included elsewhere in this report for financial information concerning each business segment.

International Operations

See Note 14 to the consolidated financial statements included elsewhere in this report for financial information regarding the Company's domestic and international operations. See Note 1, subheading "Foreign Operations and Related Derivative Financial Instruments," to the consolidated financial statements included elsewhere in this report for information regarding risks related to the Company's foreign operations.

Research and Development

The Company commits significant resources to new product research and development in each of its business segments. Marine Electronics conducts all of its product research, design, engineering and software development activities at its locations in Mankato, Minnesota; Alpharetta and Atlanta, Georgia; Eufaula, Alabama; Shanghai, China; and Viareggio, Italy. Diving maintains research and development facilities in Spreitenbach, Switzerland; and Casarza Ligure, Italy. Research and development activities for Watercraft are performed in Bellingham, Washington. Product research, design and innovation for Outdoor Equipment products are conducted at the Company's Binghamton, New York location.

The Company expenses research and development costs as incurred, except for software development for new electronics products. These costs are capitalized once technological feasibility is established and then amortized over the expected life of the software. The amounts expensed by the Company in connection with research and development activities for each of the last two fiscal years are set forth in the Company's Consolidated Statements of Operations included elsewhere in this report.

Industry and Competitive Environment

The Company believes its products compete favorably on the basis of product innovation, product performance and marketing support and, to a lesser extent, price.

Marine Electronics: Minn Kota's main competitors in the electric trolling motors business are Motor Guide, owned by Brunswick Corporation, and private label branded motors sourced primarily from manufacturers in Asia. Competition in this business is focused on technological innovation, product quality and durability as well as product benefits and features for fishing. Humminbird's main competitors in the fishfinder market are Lowrance and Garmin. Competition in this business is primarily focused on the quality of sonar imaging and display as well as the integration of mapping and GPS technology. Cannon's main competitors in the downrigger market are Big Jon, Walker and Scotty. Competition in this business primarily focuses on ease of operation, speed and durability. Geonav's main competitors in the marine navigation business are Raymarine, Garmin, Simrad, and Furuno. Competition in this business is primarily focused on innovative designs, quality, easy to use graphical interfaces, resolution of display imaging, leading edge processing power, sales and service capabilities and ease of product integration with related marine electronics devices.

Outdoor Equipment: The Company's outdoor equipment brands and products compete in the sporting goods and specialty segments of the outdoor equipment market. Competitive brands with a strong position in the sporting goods channel include Coleman and private label brands. The Company also competes with specialty companies such as The North Face, Kelty and Slumberjack on the basis of materials and innovative designs for consumers who want performance products priced at a value.

Commercial tent market competitors include Anchor Industries and Aztec for tension and frame tents, along with canopies based on structure and styling.

The Company sells military tents to prime vendors and third party distributors who hold supply contracts from the U.S. Government. Such supply contracts can be for commercial off-the-shelf products in addition to products required to be built to unique specifications. Competitors in the military tent business include Base-X, DHS Systems, Alaska Structures, Camel, Outdoor Venture, and Diamond Brand.

Watercraft: The Company primarily competes in the kayak and canoe product categories of the paddlesports market. The Company's main competitors in this market are Confluence Watersports, Pelican, Wenonah Canoe and Legacy Paddlesports, each of which primarily competes on the basis of their design, performance, quality and price.

Diving: The main competitors in Diving include Aqualung/U.S. Divers, Oceanic, Mares, Cressi-sub, and Suunto. Competitive advantage in the life support product category of this segment, which consists of regulators, dive computers, and buoyancy compensators, is a function of product innovation, performance, quality and safety. Competition in the general diving product category of fins, masks, snorkels and wetsuits is characterized by low barriers to entry and numerous competitors who compete on the basis of product innovation, performance, quality and price.

Employees

At October 1, 2010, the Company had approximately 1,255 regular, full-time employees. The Company considers its employee relations to be excellent. Temporary employees are utilized primarily to manage peaks in the seasonal manufacturing of products.

Patents, Trademarks and Proprietary Rights

The Company owns various patents covering the Humminbird Side Imaging ™ sonar technology used in its fishfinder products. Side Imaging sonar technology is used across a broad range of the Company's Humminbird product portfolio and has been a key driver behind the brand's growth over the past four years. The Company also holds various patents for diving products and electric motors, amongst other products, and regularly files applications for patents.

The Company has numerous trademarks and trade names which it considers important to its business, many of which are noted in this report. Historically, the Company has vigorously defended its intellectual property rights and the Company expects to continue to do so.

Supply Chain and Sourcing of Materials

The Company manufactures some products that use materials that, due to geographical distance, limited supplier capacity or competing demands for such materials, are only available in a cost effective manner from a single vendor or require the Company to place orders several months in advance of required delivery. The Company has experienced component shortages in its Marine Electronics and Diving businesses as component suppliers have been slow to increase their productive capacity after reducing it during the recent global recession.

The Company mitigates such product availability and supply chain risks through purchase of safety stocks, forecast-based supply contracts, and to a lesser extent with just in time inventory deliveries or supplier-owned inventory located close to the Company's manufacturing locations. The Company strives to balance the imperative of holding adequate inventory with the cost of holding such inventory by manufacturing to forecast for high volume products, utilizing build-to-order strategies wherever possible, and by having contract manufactured products delivered to customers directly from suppliers.

As military contracts require utilization of domestic suppliers, the Company is limited to key vendors for materials used in its military tent business. Interruption or loss in the availability of these materials could have a material adverse impact on the sales and operating results of the Company's Outdoor Equipment business.

Most of the Company's products are made using materials that are generally in adequate supply and are available from a variety of third party suppliers.

Seasonality

The Company's products are outdoor recreation-related, which results in seasonal variations in sales and profitability. This seasonal variability is due to customers' increasing their inventories in the quarters ending March and June, the primary selling season for the Company's outdoor recreation products, with lower inventory volumes during the quarters ending September and December. The Company mitigates the seasonality of its businesses somewhat by encouraging customers to purchase and take delivery of products more evenly through the year. The following table shows, for the past two fiscal years, the total net sales and operating profit or loss of the Company for each quarter, as a percentage of the total year.

	Year Ended			
	2010		2009	
Quarter Ended	**Net Sales**	**Operating Profit**	Net Sales	Operating Profit
December	**18%**	**-24%**	20%	-1918%
March	**30%**	**55%**	30%	2127%
June	**32%**	**92%**	32%	3888%
September	**20%**	**-23%**	18%	-3997%
	100%	**100%**	100%	100%

Environment and Climate Change

The Company is subject to various supra national, federal, state and local environmental laws, ordinances, regulations, and other requirements of governmental authorities. We believe we comply with such laws and regulations. Expenditures on environmental compliance have not, and we believe in the future, will not have, a material effect on the Company's capital expenditures, earnings or competitive position. We do not believe that any direct or indirect consequences of legislation related to climate change will have a material effect on our operating costs, facilities or products.

Available Information

The Company maintains a website at www.johnsonoutdoors.com. On its website, the Company makes available, free of charge, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practical after the reports have been electronically filed or furnished to the Securities and Exchange Commission. In addition, the Company makes available on its website, free of charge, its (a) Code of Business Conduct; (b) Code of Ethics for its Chief Executive Officer and Senior Financial and Accounting Officers; and (c) the charters for the following committees of the Board of Directors: Audit; Compensation; Executive; and Nominating and Corporate Governance. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K. This report includes all material information about the Company that is included on the Company's website and is otherwise required to be included in this report. Copies of any materials the Company files with the SEC can also be obtained free of charge through the SEC's website at www.sec.gov. The SEC's Public Reference Room can be contacted at 100 F Street, N.E., Washington, D.C. 20549, or by calling 1 (800) 732-0330.

ITEM 1A. RISK FACTORS

The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our future business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such cases, the trading price of our common stock could decline.

Our net sales and profitability depend on our ability to continue to conceive, design and market products that appeal to our consumers.

Our business depends on our ability to continue to conceive, design, manufacture and market new products and upon continued market acceptance of our product offering. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.

Competition in our markets could reduce our net sales and profitability.

We operate in highly competitive markets. We compete with several large domestic and foreign companies such as Brunswick, Lowrance, Confluence and Aqualung/U.S. Divers, with private label products sold by many of our retail customers and with other producers of outdoor recreation products. Some of our competitors have longer operating histories, stronger brand recognition and greater financial, technical, marketing and other resources than us. In addition, we may face competition from new participants in our markets because the outdoor recreation product industries have limited barriers to entry. We experience price competition for our products, and competition for shelf space at retailers, all of which may increase in the future. If we cannot compete in our product markets successfully in the future, our net sales and profitability will likely decline.

General economic conditions affect the Company's results.

Our revenues are affected by economic conditions and consumer confidence worldwide, but especially in the United States and Europe. In times of economic uncertainty, consumers tend to defer expenditures for discretionary items, which affects demand for our products. Moreover, our businesses are cyclical in nature, and their success is impacted by economic conditions, the overall level of consumer confidence in the economy and discretionary income levels. Any substantial deterioration in general economic conditions that diminish consumer confidence or discretionary income can reduce our sales and adversely affect our financial results. Moreover, declining economic conditions create the potential for future impairments of goodwill and other intangible assets that may negatively impact our financial condition and results of operations. The impact of weak consumer credit markets; corporate restructurings; layoffs; declines in the value of investments and residential real estate; higher fuel prices and increases in federal and state taxation all can negatively affect our operating results.

Intellectual property disputes relating to our products could increase our costs.

Our industry is susceptible to litigation regarding patent infringement and infringement of other intellectual property rights. We could be either a plaintiff or a defendant in trademark and patent infringement claims and claims of breach of license from time to time. For example, the Company filed a patent infringement lawsuit in January of this year against a competitor for infringement of the Company's Side Imaging ™ sonar technology patents. That lawsuit and the prosecution or defense of any intellectual property litigation is both costly and disruptive of the time and resources of our management, even if the claim or defense against us is without merit. We could also be required to pay substantial damages or settlement costs to resolve intellectual property litigation.

Furthermore, we may rely on trade secret law to protect technologies and proprietary information that we cannot or have chosen not to patent. Trade secrets, however, are difficult to protect. Although we attempt to maintain protection through confidentiality agreements with necessary personnel, contractors and consultants, we cannot guarantee that such contracts will not be breached. Further, confidentiality agreements may conflict with other agreements which personnel, contractors and consultants have signed with prior employers or clients. In the event of a breach of a confidentiality agreement or the divulgence of proprietary information, we may not have adequate legal remedies to maintain our trade secret protection. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management's attention away from the Company's business.

Impairment charges could impact our future financial position and results of operations.

We test our goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis during the fourth quarter of our fiscal year or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value. Various uncertainties, including significant adverse changes in business climate, adverse actions by regulators, unanticipated competition, loss of key customers or changes in consumer preferences could impact the expected cash flows to be generated by an intangible asset or group of intangible assets, and may result in an impairment of those assets. Although any such impairment charge would be a non-cash expense, any impairment of our intangible assets could materially increase our expenses and reduce our profitability.

Sales of our products are seasonal, which causes our operating results to vary from quarter to quarter.

Sales of our products are seasonal. Historically, our net sales and profitability have peaked in the second and third fiscal quarters due to the buying patterns of our customers for our products. Seasonal variations in operating results may also cause us to increase our debt levels and interest expense primarily in the second and third fiscal quarters.

The trading price of shares of our common stock fluctuates and investors in our common stock may experience substantial losses.

The trading price of our common stock has been volatile and may continue to be volatile in the future. The trading price of our common stock could decline or fluctuate in response to a variety of factors, including:

- the timing of our announcements or those of our competitors concerning significant product developments, acquisitions or financial performance;
- fluctuation in our quarterly operating results;
- substantial sales of our common stock;
- general stock market conditions; or
- other economic or external factors.

You may be unable to sell your stock at or above your purchase price.

A limited number of our shareholders can exert significant influence over the Company.

As of November 30, 2010, Helen P. Johnson-Leipold, members of her family and related entities (hereinafter the Johnson Family), held approximately 78% of the voting power of both classes of our common stock taken as a whole. This voting power would permit these shareholders, if they chose to act together, to exert significant influence over the outcome of shareholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions. Moreover, certain members of the Johnson Family have entered into a voting trust agreement covering approximately 96% of our outstanding class B common shares. This voting trust agreement permits these shareholders, if they continue to choose to act together, to exert significant influence over the outcome of shareholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions.

We may experience difficulties in integrating strategic acquisitions.

We have, as part of our strategy, historically pursued acquisitions. The pursuit of future growth through acquisitions, including participation in joint ventures, involves significant risks that could have a material adverse effect on our business. Risks associated with integrating strategic acquisitions include:

- the acquired business may experience losses which could adversely affect our profitability;
- unanticipated costs relating to the integration of acquired businesses may increase our expenses;
- possible failure to obtain any necessary consents to the transfer of licenses or other agreements of the acquired company;
- possible failure to maintain customer, licensor and other relationships after the closing of the transaction of the acquired company;
- difficulties in achieving planned cost savings and synergies may increase our expenses;
- diversion of our management's attention could impair their ability to effectively manage our other business operations; and
- unanticipated management or operational problems or liabilities may adversely affect our profitability and financial condition.

We are dependent upon certain key members of management.

Our success will depend to a significant degree on the abilities and efforts of our senior management. Moreover, our success depends on our ability to attract, retain and motivate qualified management, marketing, technical and sales personnel. These people are in high demand and often have competing employment opportunities. The labor market for skilled employees is highly competitive and we may lose key employees or be forced to increase their compensation to retain these people. Employee turnover could significantly increase our training and other related employee costs. The loss of key personnel, or the failure to attract qualified personnel, could have a material adverse effect on our business, financial condition or results of operations.

Sources of and fluctuations in market prices of raw materials can affect our operating results.

The primary raw materials we use in manufacturing our products are metals, resins and packaging materials. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with a limited number of vendors for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to the availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse effect on our financial results.

Our profitability is also affected by significant fluctuations in the prices of the raw materials we use in our products. We may not be able to pass along any price increases in our raw materials to our customers. As a result, an increase in the cost of raw materials, labor or other costs associated with the manufacturing of our products could increase our costs of sales and reduce our gross margins.

Currency exchange rate fluctuations could adversely affect the Company's results.

We have significant foreign operations, for which the functional currencies are denominated primarily in euros, Swiss francs, Japanese yen and Canadian dollars. As the values of the currencies of the foreign countries in which we have operations increase or decrease relative to the U.S. dollar, the sales, expenses, profits, losses, assets and liabilities of our foreign operations, as reported in our consolidated financial statements, increase or decrease, accordingly. Approximately 27% of our revenues for the year ended October 1, 2010 were denominated in currencies other than the U.S. dollar. Approximately 15% were denominated in euros, with the remaining 12% denominated in various other foreign currencies. We may mitigate a portion of the fluctuations in certain foreign currencies through the purchase of foreign currency swaps, forward contracts and options to hedge known commitments, primarily for purchases of inventory and other assets denominated in foreign currencies or to reduce the risk of changes in foreign currency exchange rates on foreign currency borrowings.

Because we rely on foreign suppliers and we sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products.

Our international operations subject us to risks, including:

- economic and political instability;
- restrictive actions by foreign governments;
- greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;
- changes in import duties or import or export restrictions;
- timely shipping of product and unloading of product, including the timely rail/truck delivery to our warehouses and/or a customer's warehouse of our products;
- complications in complying with the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes; and
- complications in complying with trade and foreign tax laws.

Any of these risks, including the cost of compliance with trade and foreign tax laws, could disrupt the supply of our products or increase our expenses.

We are subject to environmental and safety regulations.

We are subject to supra national, federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We believe that our existing environmental management system is adequate and we have no current plans for substantial capital expenditures in the environmental area. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes would not arise.

We rely on our credit facilities to provide us with sufficient working capital to operate our business.

Historically, we have relied upon our existing credit facilities to provide us with adequate working capital to operate our business. The availability of borrowing amounts under our revolving credit facilities is generally dependent upon the amount and quality of the accounts receivable and inventory collateralizing our credit facilities. As a result, the bankruptcy of a major customer could have a significant negative impact on the availability of borrowing amounts under our revolving credit facilities. If our lenders reduce or terminate our access to amounts under our credit facilities, we may not have sufficient capital to fund our working capital needs and/or we may need to secure additional capital or financing to fund our working capital requirements or to repay outstanding debt under our credit facilities. We can make no assurance that we will be successful in ensuring our availability of amounts under our credit facilities or in connection with raising additional capital and that any amount, if raised, will be sufficient to meet our cash requirements. If we are not able to maintain our borrowing availability under our credit facilities and/or raise additional capital when needed, we may be forced to sharply curtail our efforts to manufacture and promote the sale of our products or to curtail our operations. Ultimately, we may be forced to cease operations.

Our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions.

Our credit facilities and certain other of our debt instruments include limitations on a number of our activities, including our ability to:

- incur additional debt;
- create liens on our assets or make guarantees;
- make certain investments or loans;
- pay dividends; or
- dispose of or sell assets or enter into a merger or similar transaction.

Our credit facilities also contain a number of financial covenants. The restrictive covenants in our credit facilities may limit our ability to engage in acts that may be in our best long term interests. A breach of any of the restrictive covenants in our credit facilities could result in a default under these facilities. If a default occurs, the lenders under our credit facilities may elect to declare all outstanding borrowings, together with accrued interest, to be immediately due and payable, to terminate any commitments they have to provide further borrowings and to exercise any other rights they have under the facilities or applicable law.

Our shares of common stock are thinly traded and our stock price may be volatile.

Because our common stock is thinly traded, its market price may fluctuate significantly more than the stock market in general or the stock prices of similar companies, which are exchanged, listed or quoted on NASDAQ. We believe there are 4,585,841 shares of our Class A common stock held by nonaffiliates as of November 30, 2010. Thus, our common stock will be less liquid than the stock of companies with broader public ownership, and as a result, the trading price for our shares of common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

ITEM 2. PROPERTIES

The Company maintains both leased and owned manufacturing, warehousing, distribution and office facilities throughout the world. The Company believes that its facilities are well maintained and have capacity adequate to meet its current needs.

See Note 7 to the consolidated financial statements included elsewhere in this report for a discussion of the Company's lease obligations.

As of October 1, 2010, the Company's principal manufacturing (identified with an asterisk) and other locations are:

Alpharetta, Georgia (Marine Electronics)
Antibes, France (Diving)
Barcelona, Spain (Diving)
Basingstoke, Hampshire, England (Diving)
Batam, Indonesia* (Diving and Outdoor Equipment)
Bellingham, Washington (Watercraft)
Binghamton, New York* (Outdoor Equipment)
Brignais, France (Watercraft)
Brussels, Belgium (Diving)
Burlington, Ontario, Canada (Marine Electronics, Outdoor Equipment, Watercraft)
Chai Wan, Hong Kong (Diving)
Chatswood, Australia (Diving)
El Cajon, California (Diving)
Eufaula, Alabama* (Marine Electronics)
Casarza Ligure, Italy* (Diving)
Great Yarmouth, Norfolk, United Kingdom (Watercraft)
Spreitenbach, Switzerland (Diving)
Mankato, Minnesota* (Marine Electronics)
Napier, New Zealand* (Watercraft)
Old Town, Maine* (Watercraft)
Shanghai, China (Marine Electronics)
Silverdale, New Zealand* (Watercraft)
Viareggio, Italy (Marine Electronics)
Wendelstein, Germany (Diving)
Yokahama, Japan (Diving)

The Company's corporate headquarters is located in a leased facility in Racine, Wisconsin.

ITEM 3. LEGAL PROCEEDINGS

See Note 15 to the consolidated financial statements included elsewhere in this report for a discussion of legal proceedings.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Certain information with respect to this item is included in Notes 11 and 12 to the Company's consolidated financial statements included elsewhere in this report. The Company's Class A common stock is traded on the NASDAQ Global Market SM under the symbol: JOUT. There is no public market for the Company's Class B common stock. However, the Class B common stock is convertible at all times at the option of the holder into shares of Class A common stock on a share for share basis. As of November 30, 2010, the Company had 723 holders of record of its Class A common stock and 35 holders of record of its Class B common stock. We believe the number of beneficial owners of our Class A common stock on that date was substantially greater.

A summary of the high and low closing prices for the Company's Class A common stock during each quarter of the years ended October 1, 2010 and October 2, 2009 is as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
Stock prices:								
High	**$ 10.75**	$ 11.93	**$ 11.52**	$ 7.59	**$ 14.67**	$ 7.80	**$ 13.21**	$ 9.89
Low	**8.65**	5.10	**10.25**	4.68	**11.00**	5.00	**8.96**	5.30

The Company did not declare any dividends during the fiscal years ended October 1, 2010 or October 2, 2009. The Company declared a cash dividend on October 1, 2008, with a record date of October 16, 2008, which was paid on October 30, 2008 of $0.055 per share to Class A common shareholders and $0.05 per share to Class B shareholders. On December 4, 2008, the Company's Board of Directors voted to suspend quarterly dividends to shareholders.

The following limitations apply to the ability of the Company to pay dividends:

- Pursuant to the Company's revolving credit and security agreement, dated September 29, 2009, the Company is limited in the amount of restricted payments (primarily dividends and repurchases of common stock) made during each fiscal year. The Company may declare, and pay, dividends in accordance with historical practices, but in no event may the aggregate amount of all dividends for any fiscal year exceed 25% of the Company's net income for that fiscal year.

- The Company's Articles of Incorporation provide that no dividend, other than a dividend payable in shares of the Company's common stock, may be declared or paid upon the Class B common stock unless such dividend is declared or paid upon both classes of common stock. Whenever a dividend (other than a dividend payable in shares of Company common stock) is declared or paid upon any shares of Class B common stock, at the same time there must be declared and paid a dividend on shares of Class A common stock equal in value to 110% of the amount per share of the dividend declared and paid on shares of Class B common stock. Whenever a dividend is payable in shares of Company common stock, such dividend must be declared or paid at the same rate on the Class A common stock and the Class B common stock.

Total Shareholder Return

The graph below compares on a cumulative basis the yearly percentage change since September 30, 2005 in the total return (assuming reinvestment of dividends) to shareholders on the Class A common stock with (a) the total return (assuming reinvestment of dividends) on The NASDAQ Stock Market-U.S. Index; (b) the total return (assuming reinvestment of dividends) on the Russell 2000 Index; and (c) the total return (assuming reinvestment of dividends) on a self-constructed peer group index. The peer group consists of Arctic Cat Inc., Brunswick Corporation, Callaway Golf Company, Escalade Inc., Marine Products Corporation and Nautilus, Inc. The graph assumes $100 was invested on September 30, 2005 in the Company's Class A common stock, The NASDAQ Stock Market-U.S. Index, the Russell 2000 Index and the peer group indices.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Johnson Outdoors Inc., the NASDAQ Composite Index,
the Russell 2000 Index and a Peer Group



$140
$120
$100
$80
$60
$40
$20
$0
9/30/05
9/29/06
9/28/07
10/3/08
10/2/09
10/1/10
Johnson Outdoors Inc.
NASDAQ Composite
Russell 2000
Peer Group

* $100 invested on 9/30/05 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	9/30/2005	9/29/2006	9/28/2007	10/3/2008	10/2/2009	10/1/2010
Johnson Outdoors Inc.	$ 100.0	$ 103.8	$ 130.3	$ 75.5	$ 55.7	$ 78.1
NASDAQ Composite	100.0	106.2	127.0	96.4	99.8	112.5
Russell 2000 Index	100.0	109.9	123.5	105.7	95.5	108.3
Peer Group	100.0	82.6	70.8	42.9	32.8	43.3

The information in this section titled "Total Shareholder Return" shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C promulgated by the Securities and Exchange Commission or subject to the liabilities of section 18 of the Securities Exchange Act of 1934, as amended, and this information shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

The Company designs, manufactures and markets high quality recreational products for the outdoor enthusiast. Through a combination of innovative products, strong marketing, a talented and passionate workforce and efficient distribution, the Company sets itself apart from the competition. Its subsidiaries operate as a network that promotes innovation and leverages best practices and synergies, following the strategic vision set by executive management and approved by the Company's Board of Directors.

During fiscal 2010, the Company made significant progress towards its three year plan to achieve sustained profitable growth by focusing on cost structure reductions, enhanced product value, targeted revenue gains and strong balance sheet management. The Company continued its investment in future products, such as Marine Electronics' Geonav® brand. Since 2009, the Company has invested approximately $3.3 million in equipment and software development to expand its large leisure boat navigation systems product offerings.

As outdoor recreation markets and global economic conditions overall have begun to stabilize from the recent global recession, the Company's revenues during fiscal 2010 improved by over 7% from the prior year. Moreover, improved fixed cost absorption from increased sales, improved operational efficiency and aggressive working capital management efforts have driven a substantial increase in profits.

Results of Operations

Summary consolidated financial results from continuing operations for the fiscal years presented were as follows:

(millions, except per share data)	2010	2009
Net sales	$ **382.4**	$ 356.5
Gross profit	**153.5**	132.8
Operating expenses	**138.9**	132.5
Operating profit	**14.6**	0.3
Interest expense	**5.1**	9.9
Net income (loss)	**6.5**	(9.7)

The Company's sales and operating profit (loss) by business segment are summarized as follows:

(millions)		**2010**		2009
Net sales:				
Marine Electronics	**$**	**185.4**	$	165.3
Outdoor Equipment		**48.7**		41.4
Watercraft		**64.0**		69.4
Diving		**85.1**		80.8
Other/corporate/eliminations		**(0.8)**		(0.4)
	$	**382.4**	$	356.5
Operating profit (loss):				
Marine Electronics	**$**	**13.9**	$	9.3
Outdoor Equipment		**5.9**		3.4
Watercraft		**1.8**		(6.2)
Diving		**3.0**		1.6
Other/corporate/eliminations		**(10.0)**		(7.8)
	$	**14.6**	$	0.3

See Note 14 in the notes to the consolidated financial statements included elsewhere in this report for the definition of segment net sales and operating profit.

Fiscal 2010 vs Fiscal 2009

Net Sales

The initial recovery of outdoor recreational markets from the recent global recession helped drive net sales up to $382.4 million in 2010 compared to $356.5 million in 2009, an increase of 7.3% or $25.9 million. Sales increased in all of the Company's business units with the exception of Watercraft. Foreign currency translations favorably impacted 2010 net sales by $3.1 million in comparison to 2009.

Net sales for the Marine Electronics business increased $20.1 million, or 12.2% during 2010 on double-digit growth in Minn Kota and Humminbird brands in all channels and markets. The increase was primarily the result of successful new products and improved general economic conditions.

Outdoor Equipment net sales increased $7.3 million in 2010, or 17.6%, primarily due to double-digit growth in the Eureka brand across consumer and military markets.

Net sales for the Watercraft business decreased $5.4 million, or 7.8%, due to declines in sales in the specialty channel in the U.S. and Europe.

The Diving business saw an increase in sales of $4.3 million, or 5.3%, due in large part to the new SUBGEAR brand and increased SCUBAPRO demand. Currency translation favorably impacted 2010 Diving net sales by $0.8 million, or 1.0%.

Gross Profit

Gross profit of $153.5 million was 40.1% of net sales on a consolidated basis for the year ended October 1, 2010 compared to $132.8 million or 37.2% of net sales in the prior year. The gross profit increase of $20.7 million was primarily attributable to the 7.3% increase in sales volume during 2010 as compared to 2009. During the prior year, manufacturing plants were operated at reduced capacity at certain points during the year in light of low sales volumes and in order to reduce inventories. This resulted in higher unabsorbed costs in our manufacturing plants which were expensed during the prior year. Increased volumes in the current year increased efficiency and improved the margins in all business units.

Gross profit in the Marine Electronics business increased $11.9 million from the prior year primarily due to an increase in volume and improved as a percent of net sales from 35.5% in 2009 to 38.1% in the current year.

Gross profit in the Outdoor Equipment business increased $4.1 million from 2009, and improved as a percent of net sales from 33.6% in the prior year to 37.0% in 2010.

Despite a decrease in sales, gross profit in the Watercraft segment was 35.1% of net sales in 2010 and was $1.3 million higher than 2009 levels, which were equal to 30.5% of net sales. The increase in gross profit was due primarily to savings from restructuring actions taken at the end of the prior year, as well as the non-recurring costs related to those actions and inventory reserves taken at the end of the prior year.

Gross profit for the Diving segment increased by $3.4 million from 48.2% of net sales in 2009 to 49.7% of net sales in 2010 primarily as a result of increased volumes.

Operating Expenses

Operating expenses increased from the prior year by $6.5 million. The increase was mainly attributable to higher sales related expenses and bonus and profit sharing accruals taken in the current year.

Operating expenses for the Marine Electronics segment increased by $7.3 million from 2009 levels. This increase was due mainly to the increase in direct expenses as result of higher sales volumes and bonus and profit sharing accruals taken in the current year.

Outdoor Equipment operating expenses increased by $1.6 million from 2009 due to primarily to increases in direct expenses as a result of higher sales volumes and bonus and profit sharing accruals in the current year.

The Watercraft business saw a decline in operating expenses of $6.6 million from the prior year due primarily to cost savings achieved as a result of the closure of the Ferndale manufacturing location in the prior year. In addition, prior year expenses included the recognition of $2.6 million of restructuring costs related to this closure and $1.3 million of accelerated depreciation related to consolidating production facilities in Old Town.

Operating expenses for the Diving business increased by $2.0 million due primarily to bonus and profit sharing expense recognized in the current year as well as the $0.7 million unfavorable impact of currency translation.

Operating Results

The Company recognized an operating profit of $14.6 million in 2010 compared to an operating profit of $0.3 million in fiscal 2009. Primary factors driving the increase in operating profit margins were the higher volumes in the current year offset in part by bonus and profit sharing expenses recognized in the current year. Marine Electronics operating profit increased by $4.6 million from the prior year. Outdoor Equipment operating profit increased $2.5 million over the prior year. Watercraft operating profit improved by $8.0 million from the prior year and Diving operating profit increased $1.4 million from the prior year.

Other Income and Expenses

Interest income decreased from the prior year by $0.1 million. Interest expense decreased from the prior year by $4.9 million, due largely to lower principal balances, interest rate decreases during 2010 and charges associated with terminating the Company's former debt agreements incurred during 2009.

Other expense reflected currency losses of $1.2 million recognized by the Company in fiscal 2010 compared to $0.8 million in fiscal 2009. Currency losses were offset in part by market gains on deferred compensation plan assets of $0.7 million in 2010 compared to $0.1 million in the prior year.

Pretax Income (Loss) and Income Taxes

The Company recognized pretax income of $9.2 million in fiscal 2010, compared to a pretax loss of $10.1 million in fiscal 2009. The Company recorded income tax expense of $2.7 million in 2010, an effective rate of 28.9%, compared to $0.4 million of income tax benefit in fiscal 2009, an effective rate of 4.0%.

Net Income/Loss

The Company recognized net income of $6.5 million in fiscal 2010, or $0.68 per diluted share, compared to a net loss of $9.7 million in fiscal 2009, or $1.06 per diluted share.

Financial Condition, Liquidity and Capital Resources

The Company's cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, is summarized in the following table:

(millions)		**2010**		2009
Cash provided by (used for):				
Operating activities	**$**	**19.8**	$	30.6
Investing activities		**(9.3)**		(15.9)
Financing activities		**(7.6)**		(32.7)
Effect of exchange rate changes on cash and cash equivalents		**2.5**		4.1
Increase (decrease) in cash and cash equivalents	**$**	**5.4**		(13.9)

Operating Activities

The following table sets forth the Company's working capital position at the end of each of the past two years:

(millions)		**2010**		**2009**
Current assets	**$**	**160.1**	$	142.4
Current liabilities		**67.0**		60.8
Working capital	**$**	**93.1**	$	81.6
Current ratio		**2.4:1**		2.3:1

Cash flows provided by operations totaled $19.8 million and $30.6 million in fiscal 2010 and 2009, respectively. The most significant driver in the decrease in cash flows from operations year over year was a $23.3 million decrease in inventory levels in the prior year, followed by a $12.6 million increase in inventory levels in 2010. This change was offset in part by an increase in 2010 net earnings as well as an increase in accounts payable and accrued liabilities of $13.1 million vs. a decrease of $10.4 million in the prior year.

Depreciation and amortization charges were $10.0 million in fiscal 2010 and $12.9 million in fiscal 2009, which included the write off of $1.0 million of deferred financing costs related to the Company's previous debt agreement.

Investing Activities

Cash flows used for investing activities were $9.3 million and $15.9 million in fiscal 2010 and 2009, respectively. Payments on interest rate swaps used $6.7 million of cash and the purchase of Navicontrol used $1.0 million of cash in fiscal 2009. Expenditures for property, plant and equipment were $10.0 and $8.3 million in fiscal 2010 and 2009, respectively. In general, the Company's ongoing capital expenditures are primarily related to tooling for new products and facilities and information systems improvements.

Financing Activities

The following table sets forth the Company's debt and capital structure at the end of the past two fiscal years:

(millions)		2010		2009
Current debt	$	8.9	$	15.5
Long-term debt		14.9		16.1
Total debt		23.8		31.6
Shareholders' equity		126.4		115.8
Total capitalization	$	150.2	$	147.4
Total debt to total capitalization		15.8%		21.4%

Cash flows used for financing activities totaled $7.6 million in fiscal 2010 compared to $32.7 million in 2009. Payments on long-term debt were $0.6 million and $60.0 million in fiscal 2010 and 2009, respectively.

On September 29, 2009, the Company and certain of its subsidiaries entered into new credit facilities which consisted of five separate Term Loan Agreements, each dated as of September 29, 2009 (the "Term Loan Agreements" or "Term Loans"), between the Company or one of its subsidiaries and Ridgestone Bank ("Ridgestone"). The Company also entered into a Revolving Credit and Security Agreement dated as of September 29, 2009 among the Company, certain of the its subsidiaries, PNC Bank, National Association, as lender, as administrative agent and collateral agent, and the other lenders named therein (the "Revolving Credit Agreement" or "Revolver" and collectively, with the Term Loans, the "Debt Agreements").

The Term Loan Agreements provide for aggregate term loan borrowings of $15.9 million with maturity dates ranging from 15 to 25 years from the date of the Term Loan Agreement. Each Term Loan requires monthly payments of principal and interest. Interest on $9.0 million of the aggregate outstanding amount of the Term Loans is based on the prime rate plus 2.0%, and the remainder on the prime rate plus 2.75%. The Term Loans are guaranteed in part under the United States Department of Agriculture Rural Development program and are secured by certain real and tangible properties of the Company's subsidiaries.

The Revolving Credit Agreement, maturing in September 2012, provides for funding of up to $69.0 million.

On November 5, 2009, the Company closed on its Canadian asset backed credit facility ("Canadian Revolver" and collectively, with the Revolving Credit Agreement, the "Revolvers"), increasing its total seasonal debt availability by $4.0 million for the period July 15 th through November 15 th, and by $6.0 million for the period November 16 th through July 14 th.

The Revolvers are secured with a first priority lien on working capital assets and certain patents and trademarks of the Company and its subsidiaries and a second lien on land, buildings, machinery and equipment of the Company's domestic subsidiaries. As cash collections related to secured assets are applied against the balance outstanding under the Revolvers, the liability is classified as current. The interest rate on the Revolvers is based primarily on LIBOR plus 3.25% with a minimum LIBOR floor of 2.0%.

As noted above borrowing availability under the Revolvers is based on certain eligible working capital assets, primarily accounts receivable and inventory of the Company and its subsidiaries. The Revolvers contain a seasonal line reduction that reduces the maximum amount of borrowings to $50.0 million from mid-July to mid-November, consistent with the Company's reduced working capital needs throughout that period, and requires an annual seasonal pay down to $25.0 million for 60 consecutive days during the three month period beginning August 1st.

At October 1, 2010, the Company had borrowings outstanding under the Revolvers of $7.5 million. The Company's remaining borrowing availability under the Revolvers was approximately $18.2 million at October 1, 2010.

The Company incurred $0.2 million of financing fees during the year ended October 1, 2010 in conjunction with the execution of its Canadian Revolver which were capitalized and will be amortized over the life of the related debt. During the year ended October 2, 2009, the Company incurred and capitalized approximately $1.5 million of financing fees in conjunction with the execution of the Debt Agreements and $1.3 million of financing fees in conjunction with the modification to the Company's then-existing debt agreements.

See Note 16 to the consolidated financial statements found elsewhere in this report regarding certain amendments entered into by the Company and certain of its subsidiaries in connection with the Company's Revolvers.

In response to the increasing volatility of foreign exchange rates, the Company initiated a foreign currency hedging program in the first quarter of fiscal 2011. The Company's goal is to reduce the economic effects of fluctuating foreign exchange rates on the cost of U.S. dollar denominated purchases by its foreign subsidiaries. The program utilizes foreign currency forward contracts to hedge a notional amount of approximately $5.8 million of purchases over a term of less than one year. The Company may expand or reduce this program based on future economic and business conditions.

Off Balance Sheet Arrangements

The Company utilizes letters of credit primarily as security for the payment of future claims under its workers compensation insurance. Letters of credit outstanding at October 1, 2010 were $2.6 million compared to less than $0.1 million on October 2, 2009 as the Company had collateralized $2.2 million of its potential future workers compensation claims with cash at the end of fiscal 2009 in order to facilitate the closing of its debt agreements.

The Company anticipates making contributions to its defined benefit pension plans of $0.4 million through September 30, 2011.

The Company has no other off-balance sheet arrangements.

Impact of Inflation

Certain components used in the Company's products are exposed to commodity price changes. The Company manages this risk through instruments such as purchase orders and non-cancelable supply contracts. Primary commodity price exposures include costs associated with metals, resins and packaging materials.

The Company anticipates that changing costs of basic raw materials may impact future operating costs and, accordingly, the prices of its products. The Company is involved in continuing programs to mitigate the impact of cost increases through changes in product design and identification of sourcing and manufacturing efficiencies. Price increases and, in certain situations, price decreases are implemented for individual products, when appropriate.

The Company's results of operations and financial condition are presented based on historical cost. The Company does not believe that inflation has significantly affected its results of operations.

Critical Accounting Policies and Estimates

The Company's management discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of its assets, liabilities, sales and expenses, and related footnote disclosures. On an on going basis, the Company evaluates its estimates for product returns, bad debts, inventories, long lived assets and goodwill, income taxes, warranty obligations, pensions and other post-retirement benefits, and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed these policies with the Audit Committee of the Company's Board of Directors.

Revenue Recognition

The Company recognizes revenue when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists. Contracts, internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement.
- All substantial risk of ownership transfers to the customer. Shipping documents and customer acceptance, when applicable, are used to verify delivery.
- The fee is fixed or determinable. This is assessed based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.
- Collectibility is reasonably assured. We assess collectibility based on the creditworthiness of the customer as determined by credit checks and analysis, as well as by the customer's payment history.

Estimated costs of returns and allowances and discounts are accrued as a reduction to sales when revenue is recognized.

Allowance for Doubtful Accounts

Allowances for doubtful accounts are estimated by the individual operating companies based on estimates of losses related to customer accounts receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates and any specific customer collection issues the Company identifies could have a favorable or unfavorable effect on required reserve balances.

Inventories

The Company values inventory at the lower of cost (determined using the first-in first-out method) or market. Management's judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated or because the amount on hand is more than will be used to meet future needs. Inventory reserves are estimated by the individual operating companies using standard quantitative measures based on criteria established by the Company. The Company also considers current forecast plans, as well as market and industry conditions in establishing reserve levels. Though the Company considers these balances to be adequate, changes in economic conditions, customer inventory levels or competitive conditions could have a favorable or unfavorable effect on required reserve balances.

Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Goodwill and Other Intangible Assets Impairment

Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Generally, annual impairment tests are performed by the Company in the fourth quarter of each fiscal year.

In assessing the recoverability of the Company's goodwill and other intangible assets, the Company estimates the fair value of the businesses to which the goodwill relates. Fair value is estimated using a discounted cash flow analysis. If the fair value of a reporting unit exceeds its net book value, no impairment exists. When fair value is less than the carrying value of the net assets and related goodwill, an impairment test is performed to measure and recognize the amount of the impairment loss, if any.

The estimates of fair value for the reporting units are calculated using a discounted cash flow analysis, which requires a number of key estimates and assumptions. We estimate the future cash flows of the reporting units based on historical and forecasted revenues and operating costs. We apply a discount rate to the estimated future cash flows for purposes of the valuation. This discount rate is based on the estimated weighted average cost of capital, which includes certain assumptions such as market capital structure, market betas, risk-fee rate of return and estimated costs of borrowing. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis in a given year.

A number of factors, many of which the Company has no ability to control, could affect its financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions that the Company uses in its calculation. These factors include: prolonged global economic crisis, a significant decrease in demand for the Company's products, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator and successful efforts by the Company's competitors to gain market share.

Warranties

The Company accrues a warranty reserve for estimated costs to provide warranty services. Warranty reserves are estimated by the individual operating companies using standard quantitative measures based on criteria established by the Company. Estimates of costs to service its warranty obligations are based on historical experience, expectation of future conditions and known product issues. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, revisions to the estimated warranty reserve would be required. The Company engages in product quality programs and processes, including monitoring and evaluating the quality of its suppliers, to help minimize warranty obligations.

ITEM 7A. QUANTITATIVE AND QUALITIATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this item is included in the Company's consolidated financial statements attached to this report on pages F-1 to F-33.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 2, 2010, the Company engaged McGladrey & Pullen, LLP to replace Ernst & Young LLP as its independent registered public accounting firm. Information regarding the change in the independent registered public accounting firm was disclosed in the Company's Current Report on Form 8-K dated March 2, 2010. There were no disagreements or reportable events requiring disclosure under Item 304(b) of regulation S-K.

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms, and that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company carried out an evaluation as of October 1, 2010, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of October 1, 2010 at reaching a level of reasonable assurance. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has designed its disclosure controls and procedures to reach a level of reasonable assurance of achieving the desired control objectives.

The report of management required under this Item 9A(T) is included on page F-1 of the Company's consolidated financial statements attached to this Report under the heading "Management's Report on Internal Control over Financial Reporting" and is incorporated herein by reference.

(b) Changes in Internal Control over Financial Reporting.

There was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Attestation Report of Independent Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firms pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Disclosure is included in this Form 10-K with respect to the following item of Form 8-K for an event that occurred on December 6, 2010:

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year -- On December 6, 2010, the Company's Board of Directors adopted amended and restated Bylaws for the Company. The amendments to the Bylaws included changes (Section 2.12 of the Bylaws) to the provisions containing the minimum requirements for shareholders to nominate directors and propose business to be conducted at shareholder meetings to comply with recent Securities and Exchange Commission rule changes, to include in Section 3.02(e) a description of the role of the Company's lead outside or independent director and to make certain other non-substantive changes. A copy of the Amended and Restated Bylaws is attached to this report as Exhibit 3.2 and is incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to this item is incorporated herein by reference to the discussion under the heading "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance-Director Nominations" and "Audit Committee Matters – Audit Committee Financial Expert" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or before January 29, 2011. Information regarding the Company's Code of Business Ethics is incorporated herein by reference to the discussion under "Corporate Governance Matters – Employee Code of Conduct and Code of Ethics and Procedures for Reporting of Accounting Concerns" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders.

The Audit Committee of the Company's Board of Directors is an "audit committee" for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Terry E. London (Chairman), Thomas F. Pyle, Jr. and Edward F. Lang, III.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item is incorporated herein by reference to the discussion under the headings "Compensation of Directors" and "Executive Compensation" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or before January 29, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item is incorporated herein by reference to the discussion under the heading "Stock Ownership of Management and Others" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or before January 29, 2011.

Equity Compensation Plan Information

The following table summarizes share information, as of October 1, 2010, for the Company's equity compensation plans, including the Johnson Outdoors Inc. 2003 Non-Employee Director Stock Ownership Plan and the Johnson Outdoors Inc. 2000 Long-Term Stock Incentive Plan. All of these plans have been approved by the Company's shareholders.

Plan Category	Number of Common Shares to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Common Shares Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	113,704	8.57	1,141,438[1]

(1) All of the available shares under the 2003 Non-Employee Director Stock Ownership Plan (71,886) and under the 2010 Long-Term Stock Incentive Plan (1,000,000) may be issued upon the exercise of stock options or granted as non-vested stock, and, in the case of the 2010 Long-Term Stock Incentive Plan, as share units. Includes 69,552 shares available for issuance under the 2009 Employee Stock Purchase Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information with respect to this item is incorporated herein by reference to the discussion under the heading "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or before January 29, 2011. Information regarding director independence is incorporated by reference to the discussions under "Corporate Governance Matters-Director Independence" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or before January 29, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to this item is incorporated herein by reference to the discussion under the heading "Audit Committee Matters – Fees of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or before January 29, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this report:

Financial Statements

Included in Item 8 of Part II of this report are the following:

- Reports of Independent Registered Public Accounting Firms
- Consolidated Balance Sheets – October 1, 2010 and October 2, 2009
- Consolidated Statements of Operations – Years ended October 1, 2010 and October 2, 2009
- Consolidated Statements of Shareholders' Equity – Years ended October 1, 2010 and October 2, 2009
- Consolidated Statements of Cash Flows – Years ended October 1, 2010 and October 2, 2009
- Notes to Consolidated Financial Statements

Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine and State of Wisconsin, on the 9 th day of December 2010.

JOHNSON OUTDOORS INC.
(Registrant)

By /s/ Helen P. Johnson-Leipold

Helen P. Johnson-Leipold
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 9 th day of December 2010.

/s/ Helen P. Johnson-Leipold (Helen P. Johnson-Leipold)	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Thomas F. Pyle, Jr. (Thomas F. Pyle, Jr.)	Vice Chairman of the Board and Lead Outside Director
/s/ Terry E. London (Terry E. London)	Director
/s/ John M. Fahey, Jr. (John M. Fahey, Jr.)	Director
/s/ W. Lee McCollum (W. Lee McCollum)	Director
/s/ Edward F. Lang, III (Edward F. Lang, III)	Director
/s/ David W. Johnson (David W. Johnson)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Title
2	Agreement and Plan of Merger, dated October 28, 2004, by and between JO Acquisition Corp. and Johnson Outdoors Inc (Filed as Exhibit 2 to the Company's Form 8-K dated October 28, 2004 and incorporated herein by reference.)
3.1	Articles of Incorporation of the Company as amended through February 17, 2000. (Filed as Exhibit 3.1(a) to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)
3.2	Bylaws of the Company as amended and restated through December 6, 2010.
4.1	Note Agreement dated October 1, 1995. (Filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended December 29, 1995 and incorporated herein by reference.)
4.2	First Amendment dated October 11, 1996 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.3 to the Company's Form 10-Q for the quarter ended December 27, 1996 and incorporated herein by reference.)
4.3	Second Amendment dated September 30, 1997 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.8 to the Company's Form 10-K for the year ended October 1, 1997 and incorporated herein by reference.)
4.4	Third Amendment dated October 1, 1997 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.9 to the Company's Form 10-K for the year ended October 1, 1997 and incorporated herein by reference.)
4.5	Fourth Amendment dated January 10, 2000 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.9 to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)
4.6	Fifth Amendment dated December 13, 2001 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.6 to the Company's Form 10-K for the year ended October 3, 2003 and incorporated herein by reference.)
4.7	Consent and Amendment dated September 6, 2002 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.7 to the Company's Form 10-K for the year ended October 3, 2003 and incorporated herein by reference.)
4.8	Note Agreement dated as of September 15, 1997. (Filed as Exhibit 4.15 to the Company's Form 10-K for the year ended October 1, 1997 and incorporated herein by reference.)
4.9	First Amendment dated January 10, 2000 to Note Agreement dated September 15, 1997. (Filed as Exhibit 4.10 to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)
4.10	Second Amendment dated December 13, 2001 to Note Agreement dated September 15, 1997. (Filed as Exhibit 4.9 to the Company's Form 10-K for the year ended October 3, 2003 and incorporated herein by reference.)
4.11	Consent and Amendment dated as of September 6, 2002 to Note Agreement dated September 15, 1997. (Filed as Exhibit 4.11 to the Company's Form 10-K for the year ended October 3, 2003 and incorporated herein by reference.)
4.12	Note Agreement dated as of December 13, 2001. (Filed as Exhibit 4.12 to the Company's Form 10-K for the year ended October 3, 2003 and incorporated herein by reference.)
4.13	Consent and Amendment dated of September 6, 2002 to Note Agreement dated as of December 13, 2001. (Filed as Exhibit 4.15 to the Company's Form 10-K for the year ended October 3, 2003 and incorporated herein by reference.)
9.1	Johnson Outdoors Inc. Class B common stock Amended and Restated Voting Trust Agreement, dated December 10, 2007 (Filed as Exhibit 99.54 to Amendment No. 11 to the Schedule 13D filed by Helen P. Johnson-Leipold on December 10, 2007 and incorporated herein by reference.)

9.2 Amendment to Johnson Outdoors Inc. Class B common stock Voting Trust Agreement, dated December 30, 1993. (Filed as Exhibit 99.7 to Amendment No. 4 to the Schedule 13D filed jointly by Helen P. Johnson-Leipold, Imogene P. Johnson and the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 on June 28, 2004 and incorporated herein by reference.)

10.1 Stock Purchase Agreement, dated as of January 12, 2000, by and between Johnson Outdoors Inc. and Berkley Inc. (Filed as Exhibit 2.1 to the Company's Form 8-K dated March 31, 2000 and incorporated herein by reference.)

10.2 Amendment to Stock Purchase Agreement, dated as of February 28, 2000, by and between Johnson Outdoors Inc. and Berkley Inc. (Filed as Exhibit 2.2 to the Company's Form 8-K dated March 31, 2000 and incorporated herein by reference.)

10.3 + Johnson Outdoors Inc. Amended and Restated 1986 Stock Option Plan. (Filed as Exhibit 10 to the Company's Form 10-Q for the quarter ended July 2, 1993 and incorporated herein by reference.)

10.4 Registration Rights Agreement regarding Johnson Outdoors Inc. common stock issued to the Johnson family prior to the acquisition of Johnson Diversified, Inc. (Filed as Exhibit 10.6 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)

10.5 Registration Rights Agreement regarding Johnson Outdoors Inc. Class A common stock held by Mr. Samuel C. Johnson. (Filed as Exhibit 28 to the Company's Form 10-Q for the quarter ended March 29, 1991 and incorporated herein by reference.)

10.6 + Form of Restricted Stock Agreement. (Filed as Exhibit 10.8 to the Company's Form S-1 Registration Statement No. 33-23299 and incorporated herein by reference.)

10.7 + Form of Supplemental Retirement Agreement of Johnson Diversified, Inc. (Filed as Exhibit 10.9 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)

10.8 + Johnson Outdoors Retirement and Savings Plan. (Filed as Exhibit 10.9 to the Company's Form 10-K for the year ended September 29, 1989 and incorporated herein by reference.)

10.9 + Form of Agreement of Indemnity and Exoneration with Directors and Officers. (Filed as Exhibit 10.11 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)

10.10 Consulting and administrative agreements with S. C. Johnson & Son, Inc. (Filed as Exhibit 10.12 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)

10.11 + Johnson Outdoors Inc. 1994 Long-Term Stock Incentive Plan. (Filed as Exhibit 4 to the Company's Form S-8 Registration Statement No. 333-88091 and incorporated herein by reference.)

10.12 + Johnson Outdoors Inc. 1994 Non-Employee Director Stock Ownership Plan. (Filed as Exhibit 4 to the Company's Form S-8 Registration Statement No. 333-88089 and incorporated herein by reference.)

10.13 + Johnson Outdoors Economic Value Added Bonus Plan (Filed as Exhibit 10.15 to the Company's Form 10-K for the year ended October 1, 1997 and incorporated herein by reference.)

10.14 + Johnson Outdoors Inc. 2000 Long-Term Stock Incentive Plan. (Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 29, 2005 and incorporated herein by reference.)

10.15 + Share Purchase and Transfer Agreement, dated as of August 28, 2002, by and between, among others, Johnson Outdoors Inc. and an affiliate of Bain Capital Fund VII-E (UK), Limited Partnership. (Filed as Exhibit 2.1 to the Company's Form 8-K dated September 9, 2002 and incorporated herein by reference.)

10.16 + Johnson Outdoors Inc. Worldwide Key Executive Phantom Share Long-Term Incentive Plan (Filed as Exhibit 10.1 to the Company's Form 10-Q dated March 28, 2003 and incorporated herein by reference.)

10.17 +	Johnson Outdoors Inc. Worldwide Key Executives' Discretionary Bonus Plan. (Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K dated July 29, 2005 and incorporated herein by reference.)
10.18	Stock Purchase Agreement by and between Johnson Outdoors Inc. and TFX Equities Incorporated. (Filed as Exhibit 2.1 to the Company's Form 10-Q dated April 2, 2004 and incorporated herein by reference.)
10.19	Intellectual Property Purchase Agreement by and among Johnson Outdoors Inc., Technology Holding Company II and Teleflex Incorporated. (Filed as Exhibit 2.2 to the Company's Form 10-Q dated April 2, 2004 and incorporated herein by reference.)
10.20 +	Johnson Outdoors Inc. 1987 Employees' Stock Purchase Plan as amended. (Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated July 29, 2005 and incorporated herein by reference.)
10.21 +	Johnson Outdoors Inc. 2003 Non-Employee Director Stock Ownership Plan. (Filed as Exhibit 10.2 to the Company's Form 10-Q dated April 2, 2004 and incorporated herein by reference.)
10.22 +	Form of Restricted Stock Agreement under Johnson Outdoors Inc. 2003 Non-Employee Director Stock Ownership Plan. (Filed as Exhibit 4.2 to the Company's Form S-8 Registration Statement No. 333-115298 and incorporated herein by reference.)
10.23 +	Form of Stock Option Agreement under Johnson Outdoors Inc. 2003 Non-Employee Director Stock Ownership Plan. (Filed as Exhibit 10.2 to the Company's Form S-8 Registration Statement No. 333-115298 and incorporated herein by reference.)
10.24	Revolving Credit and Security Agreement dated as of September 29, 2009 among Johnson Outdoors Inc., certain subsidiaries of Johnson Outdoors Inc., PNC Bank, National Association, as lender, as administrative agent and collateral agent, and the other lenders named therein (filed as Exhibit 99.2 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on September 30, 2009).
10.25	Term Loan Agreement (loan number 15613) dated as of September 29, 2009 among Techsonic Industries Inc., Johnson Outdoors Marine Electronics LLC and Ridgestone Bank (filed as Exhibit 99.3 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on September 30, 2009).
10.26	Term Loan Agreement (loan number 15612) dated as of September 29, 2009 between Johnson Outdoors Gear LLC and Ridgestone Bank (filed as Exhibit 99.4 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on September 30, 2009).
10.27	Term Loan Agreement (loan number 15628) dated as of September 29, 2009 between Johnson Outdoors Watercraft Inc. and Ridgestone Bank (filed as Exhibit 99.5 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on September 30, 2009).
10.28	Term Loan Agreement (loan number 15614) dated as of September 29, 2009 between Johnson Outdoors Watercraft Inc. and Ridgestone Bank (filed as Exhibit 99.6 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on September 30, 2009).
10.29	Term Loan Agreement (loan number 15627) dated as of September 29, 2009 between Johnson Outdoors Watercraft Inc. and Ridgestone Bank (filed as Exhibit 99.7 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on September 30, 2009).
10.30	Revolving Credit and Security Agreement dated as of November 4, 2009 among Johnson Outdoors Canada Inc., National City Bank, Canada branch, as administrative agent and collateral agent and the other lenders named therein (filed as Exhibit 10.30 to the annual report on Form 10-K dated and filed with the Securities and Exchange Commission on December 11, 2010).
10.31*	Johnson Outdoors Inc. 2009 Employees' Stock Purchase Plan (filed as Exhibit 99.2 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on March 8, 2010).

10.32*	Johnson Outdoors Inc. 2010 Long Term Stock Incentive Plan (filed as Exhibit 99.2 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on March 8, 2010).
16	Letter Regarding Change in Auditors (filed as Exhibit 16.1 to the current report on Form 8-K dated and filed with the Securities and Exchange Commission on March 8, 2010).
21	Subsidiaries of the Company as of October 1, 2010.
23.1	Consent of Independent Registered Public Accounting Firm (McGladrey & Pullen, LLP).
23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350. (1)
32.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350. (1)

\+ A management contract or compensatory plan or arrangement.

(1) This certification is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Johnson Outdoors Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

(a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 1, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* . Based on our assessment, management believes that, as of October 1, 2010, the Company's internal control over financial reporting was effective based on those criteria.

/s/ Helen P. Johnson-Leipold	/s/ David W. Johnson
Helen P. Johnson-Leipold	David W. Johnson
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Johnson Outdoors Inc.

We have audited the accompanying consolidated balance sheet of Johnson Outdoors Inc. and subsidiaries as of October 1, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Outdoors, Inc. and subsidiaries as of October 1, 2010 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Milwaukee, Wisconsin
December 9, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Johnson Outdoors Inc.

We have audited the accompanying consolidated balance sheet of Johnson Outdoors Inc. and subsidiaries as of October 2, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnson Outdoors, Inc. and subsidiaries as of October 1, 2010 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 of the financial statements, in the year ended October 2, 2009, the Company changed the timing of its annual goodwill assessment.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
December 11, 2009

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		October 1 2010		October 2 2009
ASSETS				
Current assets:				
Cash and cash equivalents	$	33,316	$	27,895
Accounts receivable, less allowance for doubtful accounts of $2,988 and $2,695, respectively		46,928		43,459
Inventories		72,095		61,085
Deferred income taxes		1,844		2,168
Other current assets		5,945		7,748
Total current assets		160,128		142,355
Property, plant and equipment, net		33,767		33,490
Deferred income taxes		3,320		3,391
Goodwill		13,729		14,659
Other intangible assets, net		5,720		6,247
Other assets		10,092		10,140
Total assets	$	226,756	$	210,282
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term notes payable	$	7,544	$	14,890
Current maturities of long-term debt		1,327		584
Accounts payable		24,103		18,469
Accrued liabilities:				
Salaries, wages and benefits		14,481		7,834
Accrued warranty and returns		5,640		5,253
Income taxes payable		1,062		750
Other		12,858		13,061
Total current liabilities		67,015		60,841
Long-term debt, less current maturities		14,939		16,089
Deferred income taxes		601		593
Retirement benefits		8,522		9,188
Other liabilities		9,310		7,746
Total liabilities		100,387		94,457
Shareholders' equity:				
Preferred stock: none issued		-		-
Common stock:				
Class A shares issued and outstanding:		418		404
October 1, 2010: 8,363,313				
October 2, 2009: 8,066,965				
Class B shares issued and outstanding: 1,216,464		61		61
Capital in excess of par value		59,779		58,343
Retained earnings		50,039		43,500
Accumulated other comprehensive income		16,073		13,560
Treasury stock at cost, 172 and 8,071 shares of Class A common stock, respectively		(1)		(43)
Total shareholders' equity		126,369		115,825
Total liabilities and shareholders' equity	$	226,756	$	210,282

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except per share data)	Year Ended October 1 2010	October 2 2009
Net sales	**$ 382,432**	$ 356,523
Cost of sales	**228,909**	223,741
Gross profit	**153,523**	132,782
Operating expenses:		
Marketing and selling	**86,677**	83,001
Administrative management, finance and information systems	**38,842**	38,409
Research and development	**13,450**	11,100
Total operating expenses	**138,969**	132,510
Operating profit	**14,554**	272
Interest income	**(62)**	(193)
Interest expense	**5,057**	9,949
Other expense, net	**367**	594
Income (Loss) before income taxes	**9,192**	(10,078)
Income tax expense (benefit)	**2,653**	(407)
Net income (loss)	**$ 6,539**	$ (9,671)
Weighted average common shares – Basic:		
Class A	**8,008**	7,948
Class B	**1,217**	1,217
Dilutive stock options	**42**	-
Weighted average common shares – Dilutive	**9,267**	9,165
Net income (loss) per common share – Basic:		
Class A	**$ 0.69**	$ (1.06)
Class B	**$ 0.63**	$ (1.06)
Net income (loss) per common Class A and B share – Dilutive	**$ 0.68**	$ (1.06)

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
BALANCE AT OCTOBER 3, 2008	$ 461	$ 57,873	$ 53,171	$ -	$ 10,779	
Net loss	-	-	(9,671)	-	-	$ (9,671)
Exercise of stock options	-	43	-	-	-	
Stock-based compensation and award of non-vested shares	4	427	-	-	-	
Translation adjustment	-	-	-	-	5,960	5,960
Change in pension plans	-	-	-	-	(1,976)	(1,976)
Purchase of treasury stock at cost	-	-	-	(43)	-	
Changes in fair value of cash flow hedges	-	-	-	-	(3,178)	(3,178)
Amoritzation of unrealized loss on interest rate swaps	-	-	-	-	1,975	1,975
Comprehensive loss	-	-	-	-	-	$ (6,890)
BALANCE AT OCTOBER 2, 2009	465	58,343	43,500	(43)	13,560	
Net income	-	-	6,539	-	-	6,539
Exercise of stock options	2	373	-	-	-	
Issuance of stock under employee stock purchase plan	-	109	-	-	-	
Stock-based compensation and award of non-vested shares	12	944	-	-	-	
Translation adjustment	-	-	-	-	965	965
Change in pension plans	-	-	-	-	(497)	(497)
Reissue of treasury stock	-	10	-	42	-	
Amoritzation of unrealized loss on interest rate swaps	-	-	-	-	2,045	2,045
Comprehensive income	-	-	-	-	-	$ 9,052
BALANCE AT OCTOBER 1, 2010	$ 479	$ 59,779	$ 50,039	$ (1)	$ 16,073	

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)	Year Ended October 1 2010	Year Ended October 2 2009
CASH PROVIDED BY OPERATING ACTIVITIES		
Net income (loss)	$ 6,539	$ (9,671)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	8,875	10,717
Amortization of intangible assets and deferred financing costs	1,102	1,168
Write off of deferred financing fees	-	1,006
Impairment losses	114	697
Amortization of unrealized loss on interest rate swap	2,045	1,975
Loss on sale of property, plant and equipment	236	337
Provision for doubtful accounts receivable	995	1,491
Provision for inventory reserves	1,404	3,093
Stock-based compensation	956	428
Deferred income taxes	415	(2,156)
Change in operating assets and liabilities, net of effect of businesses acquired or sold:		
Accounts receivable	(4,857)	8,795
Inventories	(12,563)	23,312
Accounts payable and accrued liabilities	13,114	(10,446)
Other current assets	1,986	(1,329)
Other non-current assets	(913)	(415)
Other long-term liabilities	358	907
Other, net	(55)	706
	19,751	30,615
CASH USED FOR INVESTING ACTIVITIES		
Payments for purchase of business	-	(1,005)
Additions to property, plant and equipment	(9,966)	(8,321)
Proceeds from sale of property, plant and equipment	695	64
Payments on interest rate swaps	-	(6,662)
	(9,271)	(15,924)
CASH USED FOR FINANCING ACTIVITIES		
Net borrowings (repayments) borrowings on short-term debt	(7,289)	14,678
Borrowings on long-term debt	-	15,892
Principal payments on senior notes and other long-term debt	(594)	(60,022)
Deferred financing costs paid to lenders	(173)	(2,808)
Dividends paid	-	(501)
Common stock transactions	484	43
	(7,572)	(32,718)
Effect of foreign currency fluctuations on cash	2,513	4,131
Increase (Decrease) in cash and cash equivalents	5,421	(13,896)
CASH AND CASH EQUIVALENTS		
Beginning of year	27,895	41,791
End of year	$ 33,316	$ 27,895

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 1, 2010

(in thousands except share and per share amounts)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Johnson Outdoors Inc. ("the Company") is an integrated, global outdoor recreation-products company engaged in the design, manufacture and marketing of brand name outdoor equipment, diving, watercraft and marine electronics products.

Principles of Consolidation

The consolidated financial statements include the accounts of Johnson Outdoors Inc. and all majority owned subsidiaries and are stated in conformity with U.S. generally accepted accounting principles. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and operating results and the disclosure of commitments and contingent liabilities. Actual results could differ significantly from those estimates.

Fiscal Year

The Company's fiscal year ends on the Friday nearest September 30. Both the fiscal year ended October 1, 2010 (hereinafter 2010) and the fiscal year ended October 2, 2009 (hereinafter 2009) comprised 52 weeks.

Cash and Cash Equivalents

The Company considers all short-term investments in interest-bearing bank accounts, securities and other instruments with an original maturity of three months or less, to be equivalent to cash. Cash equivalents are stated at cost which approximates market value.

The Company maintains cash in bank accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Accounts Receivable

Accounts receivable are recorded at face value less an allowance for doubtful accounts. The allowance for doubtful accounts is based on a combination of factors. In circumstances where specific collection concerns exist, a reserve is established to reduce the amount recorded to an amount the Company believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on historical experience of bad debts as a percent of accounts receivable for each business unit. Uncollectible accounts are written off against the allowance for doubtful accounts after collection efforts have been exhausted. The Company typically does not require collateral on its accounts receivable.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Market is determined on the basis of estimated realizable values.

Inventories at the end of the respective fiscal years consist of the following:

	2010	2009
Raw materials	$ 27,777	$ 18,129
Work in process	2,341	2,403
Finished goods	41,977	40,553
	$ 72,095	$ 61,085

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is determined by straight-line methods over the following estimated useful lives:

Property improvements	5-20 years
Buildings and improvements	20-40 years
Furniture, fixtures and equipment	3-10 years

Upon retirement or disposition, cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Property, plant and equipment at the end of the respective years consist of the following:

	2010	2009
Property and improvements	$ 651	$ 699
Buildings and improvements	21,604	21,463
Furniture, fixtures and equipment	99,697	93,571
	121,952	115,733
Less accumulated depreciation	88,185	82,243
	$ 33,767	$ 33,490

Goodwill

The Company applies a fair value-based impairment test to the net book value of goodwill on an annual basis and, if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value of the applicable reporting units. Estimated fair value is based on management judgments and assumptions and those fair values are compared with the aggregate carrying values of the reporting units. If the fair value of the reporting unit is greater than its carrying amount, there is no impairment. If the reporting unit carrying amount is greater than the fair value, then the second step must be completed to measure the amount of impairment, if any. The second step calculates the implied fair value of the goodwill which is compared to its carrying value. If the implied fair value is less than the carrying value, an impairment loss is recognized equal to the difference.

During fiscal 2009, the Company changed its annual goodwill measurement date from its fiscal year end to the last day of fiscal August.

The results of the impairment test performed in 2010 indicated no impairment. In 2009, the test performed indicated impairment of the remaining goodwill related to a reporting unit of the Watercraft segment. The Company performed the second step which resulted in the full impairment of the goodwill and a non-cash charge of $312 was recognized in the fourth quarter of fiscal 2009. Due to the current economic uncertainty and other factors, the Company cannot assure that remaining goodwill will not be further impaired in future periods.

During 2010, the Company identified an error in purchase accounting related to the 2004 Techsonic Industries acquisition after the allocation period had ended. The Company identified realizable deferred tax assets of $994 that were present at the date of acquisition but were not included in the purchase price accounting. The Company increased long term deferred tax assets by $994 and reduced goodwill by a like amount during the year.

Total gross goodwill was $53,644 and $54,574 as of October 1, 2010 and October 2, 2009, respectively. Accumulated impairment of such goodwill was $39,915 as of October 1, 2010 and October 2, 2009, respectively, resulting in net goodwill of $13,729 and $14,659 as of October 1, 2010 and October 2, 2009, respectively. The changes in the carrying amount of segment goodwill for fiscal 2009 and 2010 are as follows.

	Marine Electronics	Outdoor Equipme nt	Watercraft	Diving	Consolidated
Balance at October 3, 2008	$ 10,013	$ -	$ 338	$ 3,734	$ 14,085
Currency translations	85	-	(26)	220	279
Acquisitions	607	-	-	-	607
Impairment charges	-	-	(312)	-	(312)
Balance at October 2, 2009	**10,705**	**-**	**-**	**3,954**	**14,659**
Tax adjustments related to purchase price allocation	**(994)**	**-**	**-**	**-**	**(994)**
Currency translations	**(37)**	**-**	**-**	**101**	**64**
Balance at October 1, 2010	**$ 9,674**	**$ -**	**$ -**	**$ 4,055**	**$ 13,729**

Other Intangible Assets

Indefinite-lived intangible assets are also tested for impairment annually. During the fourth quarter of fiscal 2010, the Company completed its annual fair value-based impairment test on indefinite lived intangibles. There was no impairment of other intangibles recorded for the year ended October 1, 2010 or for the year ended October 2, 2009.

Intangible assets with finite lives are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods ranging from 3 to 25 years. During 2009, the final allocation of the purchase price related to the Navicontrol acquisition was completed resulting in definite lived intangible assets of $368. The weighted average amortization period for these assets was 13 years.

Intangible assets at the end of the last two years consist of the following:

	2010			2009		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized other intangible assets:						
Patents	**$ 3,644**	**$ (3,328)**	**$ 316**	$ 3,264	$ (3,223)	$ 41
Trademarks	**2,000**	**(610)**	**1,390**	1,285	(350)	935
Other	**1,228**	**(464)**	**764**	1,684	(683)	1,001
Non-amortized trademarks:	**3,250**	**-**	**3,250**	4,270	-	4,270
	$ 10,122	**$ (4,402)**	**$ 5,720**	$ 10,503	$ (4,256)	$ 6,247

During 2010, the Company made a decision to begin phasing out the usage of one of its trademarks. As a result, the trademark, which had been classified as indefinite lived, was reclassified to definite lived intangibles and is being amortized over its estimated remaining economic life.

Amortization of patents and other intangible assets with definite lives was $681 and $417 for 2010 and 2009, respectively. Amortization of these definite lived intangible assets is expected to be approximately $681 for each of the next five years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analysis to determine if potential impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the difference between the fair value and the carrying value. The Company prepared an undiscounted cash flow analysis for those assets where an indicator of impairment existed. For fiscal 2009, upon completion of the undiscounted cash flow analysis, there was an indicator of impairment for a warehouse facility in Casarza-Ligure, Italy and the Company recorded $385 as an impairment of its long-lived assets. During 2010, the Company recognized additional impairment on this facility of $114 to write the asset down to its fair value of $656.

Warranties

The Company provides for warranties of certain products as they are sold. Warranty reserves are estimated by the individual operating companies using standard quantitative measures based on criteria established by the Company. Estimates of costs to service its warranty obligations are based on historical experience, expectation of future conditions and known product issues. The following table summarizes the warranty activity for the two years in the period ended October 1, 2010.

Balance at October 3, 2008	$	4,361
Expense accruals for warranties issued during the year		3,264
Less current year warranty claims paid		3,429
Balance at October 2, 2009		**4,196**
Expense accruals for warranties issued during the year		**3,671**
Less current year warranty claims paid		**3,278**
Balance at October 1, 2010	**$**	**4,589**

Accumulated Other Comprehensive Income (Loss)

The components of "Accumulated other comprehensive income (loss)" on the accompanying balance sheets as of fiscal year end 2010 and 2009, respectively, are as follows:

		2010		2009
Foreign currency translation adjustment	**$**	**23,305**	$	22,340
Unamortized loss on pension plans, net of tax of $0 and $0, respectively		**(5,315)**		(4,818)
Unrealized loss on interest rate swaps		**(1,917)**		(3,962)
Accumulated other comprehensive income	**$**	**16,073**	$	13,560

Earnings per Share

Net income or loss per share of Class A common stock and Class B common stock is computed using the two-class method. Grants of restricted stock which receive non-forfeitable dividends are required to be included as part of the basic weighted average share calculation under the two-class method. The Company previously included such shares only as part of its diluted share calculation under the treasury stock method.

Holders of Class A common stock are entitled to cash dividends equal to 110% of all dividends declared and paid on each share of Class B common stock. The Company grants shares of unvested restricted stock in the form of Class A shares, which carry the same distribution rights as the Class A common stock described above. As such, the undistributed earnings for each period are allocated to each class of common stock based on the proportionate share of the amount of cash dividends that each such class is entitled to receive.

Basic EPS

Basic net income or loss per share is computed by dividing net income or loss allocated to Class A common stock and Class B common stock by the weighted-average number of shares of Class A common stock and Class B common stock outstanding, respectively. In periods with cumulative year to date net income and undistributed income, the undistributed income for each period is allocated to each class of common stock based on the proportionate share of the amount of cash dividends that each such class is entitled to receive. In periods where there is a cumulative year to date net loss or no undistributed income because distributions through dividends exceed net income, Class B shares are treated as anti-dilutive and losses are allocated equally on a per share basis among all participating securities.

For 2009, basic loss per share for Class A and Class B shares is the same due to the net loss incurred during such periods. For 2010, basic income per share for Class A and Class B shares has been presented using the two class method as described above.

Diluted EPS

Diluted net income per share is computed by dividing allocated net income by the weighted-average number of common shares outstanding, adjusted for the effect of dilutive stock options and non-vested restricted stock. The computation of diluted net income per share of Class A common stock assumes that Class B common stock is converted into Class A common stock. Therefore, diluted net income per share is the same for both Class A and Class B shares. In periods where the Company reports a net loss, the effect of anti-dilutive stock options and non-vested stock is excluded and diluted loss per share is equal to basic loss per share.

For 2009, the effect of stock options and non-vested stock is excluded from the diluted loss per share calculation as they would be anti-dilutive. For 2010, diluted net income per share reflects the effect of dilutive stock options and assumes the conversion of Class B common stock into Class A common stock. The effect of non-vested restricted stock is excluded from the diluted income per share calculation as their inclusion would be anti-dilutive. Any undistributed earnings are reallocated to the non-vested stock.

The following table sets forth a reconciliation of net income to dilutive earnings used in the diluted earnings per share calculations and the computation of basic and diluted earnings per common share:

		2010		2009
Net income (loss)	**$**	**6,539**	$	(9,671)
Less: Undistributed earnings reallocated to unvested shareholders		**(201)**		-
Dilutive earnings (loss)	**$**	**6,338**	$	(9,671)
Net income (loss) per common share – Basic:				
Class A	**$**	**0.69**	$	(1.06)
Class B	**$**	**0.63**	$	(1.06)
Net income (loss) per common Class A and B share – Dilutive	**$**	**0.68**	$	(1.06)

Stock options that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for 2010 and 2009 because they would have been anti-dilutive totaled 16,063 and 180,288, respectively. Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for 2010 and 2009 because they would have been anti-dilutive totaled 325,172 and 105,827, respectively.

Stock-Based Compensation

Stock-based compensation cost is recorded for all option grants and awards of non-vested stock based on their grant-date fair value. Stock-based compensation expense is recognized on a straight-line basis over the vesting period of each award recipient. No stock options were granted in 2010 or 2009. See Note 12 of the Notes to Consolidated Financial Statements for information regarding the Company's stock-based incentive plans, including stock options, non-vested stock, and employee stock purchase plans.

Cash flows from income tax benefits resulting from tax deductions in excess of the compensation expense recognized for stock-based awards have been classified as financing cash flows.

Income Taxes

The Company provides for income taxes currently payable and deferred income taxes resulting from temporary differences between financial statement and taxable income. Deferred income tax assets and liabilities are determined based on the difference between the amounts reported in the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is established if it is more likely than not that some portion or all of a deferred income tax asset will not be realized. See Note 8 of the Notes to Consolidated Financial Statements for further discussion.

Employee Benefits

The Company and certain of its subsidiaries have various retirement and profit sharing plans. The Company does not have any significant foreign retirement plans. Pension obligations, which are generally based on compensation and years of service, are funded by payments to pension fund trustees. The Company's policy is to annually fund the minimum amount required under the Employee Retirement Income Security Act of 1974 for plans subject thereto. Other retirement costs are funded at least annually. Effective September 30, 2009, the Company elected to freeze its U.S. defined benefit pension plans. The effect of this action is a cessation of benefit accruals related to service performed after September 30, 2009. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion.

Foreign Operations and Related Derivative Financial Instruments

The functional currencies of the Company's foreign operations are the local currencies. Accordingly, assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange existing at the end of the year. Results of operations are translated at monthly average exchange rates. Adjustments resulting from the translation of foreign currency financial statements are classified as accumulated other comprehensive income (loss), a separate component of shareholders' equity.

Currency gains and losses are recognized when assets and liabilities of foreign operations, denominated in other than their local currency, are converted into the local currency of the entity. Additionally, currency gains and losses are recognized through the settlement of transactions denominated in other than the local currency. The Company recognized currency losses from transactions of $1,175 and $796 for 2010 and 2009, respectively, included in the "Other expense, (net)" line of the Company's Consolidated Statements of Operations.

Because the Company operates internationally, it has exposure to market risk from movements in foreign currency exchange rates. Approximately 27% of the Company's revenues for the year ended October 1, 2010 were denominated in currencies other than the U.S. dollar. Approximately 15% were denominated in euros, with the remaining 12% denominated in various other foreign currencies. The Company may mitigate a portion of the fluctuations in certain foreign currencies through the purchase of foreign currency swaps, forward contracts and options to hedge known commitments, primarily for purchases of inventory and other assets denominated in foreign currencies or borrowings in foreign currencies. In 2010 and 2009, the Company used foreign currency forward contracts to reduce the economic risk of changes in foreign currency exchange rates on foreign currency borrowings. The Company does not enter into foreign exchange contracts for trading or speculative purposes.

Revenue Recognition

The Company recognizes revenue when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists. Contracts, internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement.
- All substantial risk of ownership transfers to the customer. Shipping documents and customer acceptance, when applicable, are used to verify delivery.
- The fee is fixed or determinable. This is assessed based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.
- Collectibility is reasonably assured. We assess collectibility based on the creditworthiness of the customer as determined by credit checks and analysis, as well as by the customer's payment history.

Estimated costs of returns and allowances and discounts are accrued as a reduction to sales when revenue is recognized.

Advertising

The Company expenses substantially all costs related to the production of advertising the first time the advertising takes place. Cooperative promotional arrangements are accrued as related revenue is earned.

Advertising expense in 2010 and 2009 totaled $20,107 and $19,481, respectively. These charges are included in marketing and selling expenses. Capitalized advertising costs, included in other current assets, totaled $979 and $750 at October 1, 2010 and October 2, 2009, respectively, and primarily included catalogs and costs of advertising which have not yet run for the first time.

Shipping and Handling Costs

Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are included in marketing and selling expense and totaled $9,697 and $9,727 for 2010 and 2009, respectively.

Research and Development

The Company expenses research and development costs as incurred except for costs of software development for new electronic products which are capitalized once technological feasibility is established and are included in Furniture, Fixtures and Equipment. The amount capitalized related to software development was $6,123, less accumulated amortization of $3,026, at October 1, 2010 and $4,464, less accumulated amortization of $2,353, at October 2, 2009. These costs are amortized over the expected life of the software of three years. Amortization expense related to capitalized software in 2010 and 2009 was $489 and $358, respectively, and is included in Depreciation expense on Plant, Property and Equipment.

Fair Values

The carrying amounts of cash, cash equivalents, accounts receivable, and accounts payable approximated fair value at October 1, 2010 and October 2, 2009 due to the short maturities of these instruments. During 2010, the Company held foreign currency forward contracts and investments in equity and debt securities that were carried at fair value. When indicators of impairment are present, the Company may be required to value certain long-lived assets such as property, plant, and equipment, and other intangibles at fair value.

Valuation Techniques

Over the Counter Derivative Contracts

The value of over the counter derivative contracts, such as interest rate swaps and foreign currency forward contracts, are derived using pricing models, which take into account the contract terms, as well as other inputs, including, where applicable, the notional values of the contracts, payment terms, maturity dates, credit risk, interest rate yield curves, and contractual and market currency exchange rates. The pricing model used for valuing interest rate swaps does not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets.

Rabbi Trust Assets

Rabbi trust assets, included in other assets, are classified as trading securities and are comprised of marketable debt and equity securities that are marked to fair value based on unadjusted quoted prices in active markets.

Goodwill and Other Intangible Assets

In assessing the recoverability of the Company's goodwill and other intangible assets, the Company estimates the future discounted cash flows of the businesses to which the goodwill relates. When estimated future discounted cash flows are less than the carrying value of the net assets and related goodwill, an impairment test is performed to measure and recognize the amount of the impairment loss, if any. In determining estimated future cash flows, the Company makes assumptions regarding anticipated financial position, future earnings and other factors to determine the fair value of the respective assets.

See Note 4 of the Notes to Consolidated Financial Statements for disclosures regarding the fair value of long-term debt and Note 6 of the Notes to Consolidated Financial Statements for disclosures regarding fair value measurement.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2010 presentation. After tax income related to discontinued operations of $41 for 2009 has been reclassified to other expense, net. These reclassifications have no impact on previously reported net income or earnings per share.

2 RESTRUCTURING

The following represents restructuring accrual activity across all segments during 2009 and 2010:

	Employee Termination Costs	Contract Exit Costs	Other Exit Costs	Total
Accrued restructuring liabilities as of October 3, 2008	$ 917	$ -	$ -	$ 917
Activity during the period ended October 2, 2009:				
Charges to earnings	1,440	404	1,187	3,031
Settlement payments	(1,598)	-	(1,054)	(2,652)
Accrued restructuring liabilities as of October 2, 2009	759	404	133	1,296
Activity during the period ended October 1, 2010:				
Charges to earnings	(60)	(12)	701	629
Settlement payments	(694)	(392)	(809)	(1,895)
Accrued restructuring liabilities as of October 1, 2010	$ 5	$ -	$ 25	$ 30

On June 30, 2009, the Company announced plans to consolidate its U.S. Watercraft operations in Old Town, Maine, which resulted in the closure of the Company's plant in Ferndale, Washington. This action resulted in the elimination of approximately 90 positions in Ferndale. For the year ended October 1, 2010, the Company recorded a recovery of $60 related to severance, a recovery of $12 related to contract terminations and expense of $701 related to other exit costs. No further expenses are expected and the total cost of this restructuring was $3,240, consisting of employee termination and related costs of $1,246, contract termination costs of $392, and other costs of $1,602. These charges are included in administrative management, finance and information systems expenses in the Watercraft segment.

Accrued restructuring liabilities at October 3, 2008 included accrued employee termination costs of $92 in the Outdoor Equipment segment and $825 in the Diving segment. Charges to earnings in fiscal 2009 in the Outdoor Equipment segment were $6 and settlement payments were $98. Charges to earnings in fiscal 2009 in the Diving segment were $414 and settlement payments were $1,239. All restructuring activities in the Outdoor Equipment and Diving segments were complete and their respective restructuring liabilities were zero at the end of 2009

3 ACQUISITIONS

On February 6, 2009, the Company acquired 100% of the common stock of Navicontrol S.r.l. ("Navicontrol"), a marine autopilot manufacturing company, for approximately $1,005 including transaction fees of $121. The acquisition was funded with existing cash. Navicontrol is a highly-regarded European brand of marine autopilot systems for large boats and is based in Viareggio, Italy. The Company believes that the purchase of Navicontrol will allow the Company to accelerate its product line expansion in Europe. Navicontrol is included in the Company's Marine Electronics segment.

The following table summarizes the final allocation of the purchase price of the Navicontrol acquisition.

Accounts receivable	$	153
Inventories		103
Property, plant and equipment		12
Technology		328
Deferred tax asset		14
Trademark		40
Goodwill		607
Total assets acquired		1,257
Total liabilities assumed		252
Net purchase price	$	1,005

The goodwill acquired is not deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the Company's consolidated financial statements include the results of operations since the date of acquisition. The Company has not presented pro forma financial information with respect to the Navicontrol acquisition due to the immateriality of the transaction.

4 INDEBTEDNESS

Debt is comprised of the following at October 1, 2010 and October 2, 2009, respectively:

		2010		2009
2009 Term Loans	$	15,474	$	15,892
Revolvers		7,544		14,890
Other		792		781
Total debt		23,810		31,563
Less current maturities		1,327		584
Less Revolvers		7,544		14,890
Total long-term debt	$	14,939	$	16,089

2009 Term Loans

On September 29, 2009 the Company and certain of its subsidiaries entered into new Term Loan Agreements (the "Term Loan Agreements" or "Term Loans") between the Company or one of its subsidiaries and Ridgestone Bank, replacing the Company's Amended and Restated Credit Agreement of $60,000 that was due to mature on October 7, 2010. The new Term Loan Agreements have maturity dates ranging from 15 to 25 years from the date of the agreements. Each Term Loan requires monthly payments of principal and interest. Interest on $9,013 of the aggregate outstanding amount of the Term Loans is based on the prime rate plus 2.0%, and the remainder on the prime rate plus 2.75%. The prime rate was 3.25% at October 1, 2010.

The Term Loans are guaranteed in part under the United States Department of Agriculture Rural Development program and are secured with a first priority lien on land, buildings, machinery and equipment of the Company's domestic subsidiaries and a second lien on working capital and certain patents and trademarks of the Company and its subsidiaries. Any proceeds from the sale of secured property is first applied against the related Term Loans and then against the Revolver. Certain of the Term Loans covering $9,013 of the aggregate borrowings are subject to a pre-payment penalty. In the first year of such Term Loan Agreements, the penalty is 10% of the pre-payment amount, decreasing by 1% annually.

Revolvers

On September 29, 2009 the Company also entered into a Revolving Credit and Security Agreement (the "Revolving Credit Agreement" or "Revolver" and collectively, with the Term Loans, the "Debt Agreements") among the Company, certain of the Company's subsidiaries, PNC Bank, National Association, as lender, administrative agent and collateral agent, and the other lenders named therein. The Revolving Credit Agreement, maturing in September 2012, provides for funding of up to $69,000. Borrowing availability under the Revolver is based on certain eligible working capital assets, primarily account receivables and inventory of the Company and its subsidiaries. The Revolver contains a seasonal line reduction that reduces the maximum amount of borrowings to $46,000 from mid-July to mid-November, consistent with the Company's reduced working capital needs throughout that period, and requires an annual seasonal pay down to $25,000 for 60 consecutive days.

On November 5, 2009, the Company closed on its Canadian asset backed credit facility ("Canadian Revolver" and collectively, with the Revolving Credit Agreement, "Revolvers"), increasing its total seasonal debt availability by $4,000 for the period July 15 th through November 15 th, and by $6,000 for the period November 16 th through July 14 th.

The Revolvers are secured with a first priority lien on working capital assets and certain patents and trademarks of the Company and its subsidiaries and a second lien on land, buildings, machinery and equipment of the Company's domestic subsidiaries. As cash collections related to secured assets are applied against the balance outstanding under the Revolvers, the liability is classified as current. The interest rate on the Revolvers is based on LIBOR, subject to a 2.0% LIBOR floor, or the prime rate at the Company's discretion, plus an applicable margin. The interest rate in effect on the Revolvers as of October 1, 2010 was 5.5%.

The Company's remaining borrowing availability under the Revolvers was approximately $18,235 at October 1, 2010.

Under the terms of the Debt Agreements, the Company is required to comply with certain financial and non-financial covenants. Among other restrictions, the Company is restricted in its ability to pay dividends, incur additional debt and make acquisitions or divestitures above certain amounts. The key financial covenants include a minimum fixed charge coverage ratio, limits on minimum net worth and EBITDA, a limit on capital expenditures, and a seasonal pay-down requirement.

The Company incurred $173 of financing fees during the year ended October 1, 2010 in conjunction with the execution of its Canadian Revolver which were capitalized and will be amortized over the life of the related debt. During the year ended October 2, 2009, the Company incurred $1,478 of financing fees in conjunction with the execution of the Debt Agreements which were capitalized and will be amortized over the life of the related debt. The Company also capitalized an additional $1,330 of financing fees in 2009 related to amending the Company's previous debt agreements. As a result of entering into the new Debt Agreements, the Company wrote off $1,006 of capitalized financing fees in 2009 related to the previous debt, which is included in interest expense for that year.

See Note 16 of the Notes to Consolidated Financial Statements regarding certain amendments entered into by the Company and certain of its subsidiaries in connection with the Revolvers.

Other Borrowings

The Company had no unsecured revolving credit facilities at its foreign subsidiaries as of October 1, 2010. As of October 2, 2009, outstanding borrowings on unsecured revolving credit facilities at foreign subsidiaries were $2,896 and were included in "Short-term notes payable" on the Consolidated Balance Sheets.

The Company utilizes letters of credit primarily as security for the payment of future claims under its workers compensation insurance which totaled $2,568 at October 1, 2010 compared to $60 at October 2, 2009 when the Company posted cash collateral of $2,173 in order to facilitate the closing of its debt agreements.

The Company has no unsecured lines of credit as of October 1, 2010.

Aggregate scheduled maturities of long-term debt as of October 1, 2010 are as follows:

Year		
2011	$	1,327
2012		668
2013		703
2014		697
2015		555
Thereafter		12,316
Total		16,266

Interest paid was $2,537 and $8,408 for 2010 and 2009, respectively.

Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the fair value of the Company's long-term debt as of October 1, 2010 and October 2, 2009 was approximately $16,266 and $16,673, respectively.

Certain of the Company's loan agreements require that the Company's Chief Executive Officer, Helen P. Johnson-Leipold, members of her family and related entities (hereinafter the Johnson Family) continue to own stock having votes sufficient to elect a majority of the directors. At November 30, 2010, the Johnson Family held 3,716,512 shares or approximately 44% of the Class A common stock, 1,211,196 shares or approximately 100% of the Class B common stock and approximately 78% of the voting power of both classes of common stock taken as a whole.

5 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The following disclosures describe the Company's objectives in using derivative instruments, the business purpose or context for using derivative instruments, and how the Company believes the use of derivative instruments helps achieve the stated objectives. In addition, the following disclosures describe the effects of the Company's use of derivative instruments and hedging activities on its financial statements.

Foreign Exchange Risk

The Company has significant foreign operations, for which the functional currencies are denominated primarily in euros, Swiss francs, Japanese yen and Canadian dollars. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U.S. dollar, the sales, expenses, profits, losses, assets and liabilities of the Company's foreign operations, as reported in the Company's consolidated financial statements, increase or decrease, accordingly. Approximately 27% of the Company's revenues for the fiscal year ended October 1, 2010 were denominated in currencies other than the U.S. dollar. Approximately 15% were denominated in euros, with the remaining 12% denominated in various other foreign currencies. Changes in foreign currency exchange rates can cause unexpected financial losses or cash flow needs.

The Company's objective in holding foreign currency forward contracts is to mitigate the risk associated with changes in foreign currency exchange rates on financial instruments and known commitments for purchases of inventory and other assets denominated in foreign currencies. The Company mitigates a portion of the fluctuations in certain foreign currencies through the purchase of foreign currency forward contracts. Foreign currency forward contracts enable the Company to lock in the foreign currency exchange rate to be paid or received for a fixed amount of currency at a specified date in the future.

As of October 1, 2010, the Company held a foreign currency forward contract with a notional value of 5,400 Swiss francs recorded on the balance sheet at a fair value liability of $8. The related mark to market loss was recorded in "Other expense (net)" in the Company's Consolidated Statements of Operations.

Interest Rate Risk

The Company operates in a seasonal business and experiences significant fluctuations in operating cash flow as working capital needs increase in advance of the selling and cash generation season, and decline as accounts receivable are collected and cash is accumulated or debt is repaid. The Company's objective in holding interest rate swap contracts is to maintain a mix of floating rate and fixed rate debt such that permanent non-equity capital needs are largely funded with long term fixed rate debt and seasonal working capital needs are funded with short term floating rate debt.

When the appropriate mix of fixed rate or floating rate debt cannot be directly obtained in a cost effective manner, the Company may enter into interest rate swap contracts in order to change floating rate interest into fixed rate interest or vice versa for a specific amount of debt in order to achieve the desired proportions of floating rate and fixed rate debt. An interest rate swap is a contract in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. The notional amount is the equivalent amount of debt that the Company wishes to change from a fixed interest rate to a floating interest rate or vice versa and is the basis for calculating the related interest payments required under the interest rate swap contract.

The Company paid $6,151 in 2009 to modify and ultimately terminate its interest rate swap contract. The Company held no interest rate swap contracts in 2010 and presently, the Company is unhedged with respect to interest rate risk on its floating rate debt.

The Company had no derivative instruments designated as hedging instruments as of October 1, 2010. The Company's interest rate swap contracts became ineffective as hedging instruments on January 2, 2009 and were terminated and settled as noted above.

Prior to becoming ineffective, the effective portion of the Company's interest rate swap contract was recorded in accumulated other comprehensive income ("AOCI"), a component of shareholders' equity. As a result of this cash flow hedge becoming ineffective on January 2, 2009, $5,937 of unrealized loss in AOCI was frozen and all subsequent changes in the fair value of the swap were recorded directly to interest expense in the statement of operations. The effective portion frozen in AOCI is amortized over the period of the originally hedged transaction, which required interest payments through 2012. The remaining amount held in AOCI shall be immediately recognized as interest expense if it ever becomes probable that the Company will not have interest bearing debt through December 14, 2012, the period over which the originally forecasted hedged transactions were expected to occur. The Company expects that approximately $990 of the $1,917 remaining in AOCI at October 1, 2010 will be amortized into interest expense over the next 12 months.

The following discloses the location of loss reclassified from AOCI into net loss related to derivative instruments during the years ended October 1, 2010 and October 2, 2009, respectively:

Loss reclassified from AOCI into:		**2010**		2009
Interest expense	**$**	**2,045**	$	1,975

The following discloses the location and amount of loss recognized for changes in the fair value of derivative instruments not designated as hedging instruments for the years ended October 1, 2010 and October 2, 2009, respectively.

Derivatives not designated as hedging instruments	Location of loss recognized in statement of operations		**2010**		2009
Interest rate swap contracts	**Interest expense**	**$**	**-**	$	(725)
Foreign exchange forward contracts	Other income (expense)		**(565)**		(149)

6 FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established based on three levels of inputs, of which the first two are considered observable and the last unobservable.

- Level 1 - Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.
- Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments.
- Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity's own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

The following table summarizes the Company's financial assets and liabilities recorded on its balance sheet at fair value on a recurring basis as of October 1, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Rabbi trust assets	$ 5,452	$ -	$ -	$ 5,452
Liabilities:				
Foreign currency forward contracts	$ -	$ 8	$ -	$ 8

The following table summarizes the Company's financial assets and liabilities recorded on its balance sheet at fair value on a recurring basis as of October 2, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Rabbi trust assets	$ 4,478	$ -	$ -	$ 4,478
Liabilities:				
Foreign currency forward contracts	$ -	$ 122	$ -	$ 122

Rabbi trust assets are classified as trading securities and are comprised of marketable debt and equity securities that are marked to fair value based on unadjusted quoted prices in active markets. The mark to market adjustments are recorded in "Other expense (net)" in the Consolidated Statements of Operations.

The fair value of the foreign exchange forward contract reported above was measured using the market value approach based on foreign currency exchange rates and the notional amount of the forward contract. The mark to market adjustments are recorded in "Other expense (net)".

The following table summarizes the amount of total gains or losses in the period attributable to the changes in fair value of the instruments noted above during the years ended October 1, 2010 and October 2, 2009, respectively:

	Location of income (loss) recognized in statement of operations		2010		2009
Rabbi trust assets	**Other income (expense)**	**$**	**730**	$	(141)
Interest rate swap contracts	Interest expense	**$**	**-**	$	(725)
Foreign exchange forward contracts	**Other income (expense)**	**$**	**(565)**	$	(149)

Certain assets and liabilities are measured at fair value on a non-recurring basis in periods subsequent to their initial recognition. During 2009, the Company recorded impairment on a warehouse facility in Casarza – Ligure, Italy, reducing its fair value to $781. A $385 pre-tax impairment charge was included in administrative management, finance and information systems expenses in the Diving segment relating to this impairment.During 2010, the Company recognized impairment under the ASC Topic 820 related to the warehouse facility in Casarza - Ligure, Italy of $114 to write the asset down to its fair value of $656. The impairment charge was included in administrative management, finance and information systems expenses in the Diving segment. This facility was sold in March 2010 for $634 and there were no other assets or liabilities required to be measured at fair value on a non-recurring basis as of October 1, 2010.

Also in 2009, goodwill with a carrying value of $312 was written down to zero for one of the Company's Canadian subsidiaries in the Watercraft segment. The key assumptions used in the valuation were estimates of the future cash flows of the entity, including assumptions regarding growth rates and the entity's weighted average cost of capital. See Note 1 – "Goodwill" of the Notes to Consolidated Financial Statements for a further discussion.

The following table summarizes the Company's assets and liabilities measured at fair value on a non-recurring basis as required by the ASC Topic 820 as of October 2, 2009:

		Level 1		Level 2		Level 3		Total
Assets:								
Impaired goodwill	$	-	$	-	$	-	$	-
Impaired long-lived assets	$	-	$	781	$	-	$	781

7 LEASES AND OTHER COMMITMENTS

The Company leases certain facilities and machinery and equipment under long-term, non-cancelable operating leases. Future minimum rental commitments under non-cancelable operating leases with an initial lease term in excess of one year at October 1, 2010 were as follows:

Year	Related parties included in total	Total
2011	$ 717	$ 5,937
2012	79	4,379
2013	-	2,969
2014	-	2,809
2015	-	1,619
Thereafter	-	2,817

Rental expense under all leases was approximately $8,990 and $9,209 for 2010 and 2009, respectively.

8 INCOME TAXES

The U.S. and foreign income or (loss) before income taxes for the respective years consisted of the following:

	2010	2009
United States	$ 7,873	$ (8,527)
Foreign	1,319	(1,551)
	$ 9,192	$ (10,078)

Income tax expense for the respective years consisted of the following:

	2010	2009
Current:		
Federal	$ -	$ -
State	483	247
Foreign	1,164	1,457
Deferred	1,006	(2,111)
	$ 2,653	$ (407)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at the end of the respective years are presented below:

		2010		2009
Deferred tax assets:				
Inventories	$	4,049	$	4,899
Compensation		10,042		7,953
Tax credit carryforwards		8,684		5,475
Goodwill and other intangibles		2,440		2,517
Net operating loss carryforwards		11,069		16,615
Depreciation and amortization		2,267		3,261
Other		5,791		5,722
Total gross deferred tax assets		44,342		46,442
Less valuation allowance		39,178		40,883
Deferred tax assets		5,164		5,559
Deferred tax liabilities:				
Foreign statutory reserves		601		593
Net deferred tax assets	$	4,563	$	4,966

The net deferred tax assets are recorded in the Consolidated Balance Sheet as follows:

		2010		2009
Current assets	$	1,844	$	2,168
Non-current assets		3,320		3,391
Non-current liabilities		601		593
Net deferred tax assets	$	4,563	$	4,966

The significant differences between the statutory federal tax rate and the effective income tax rates for the Company for the respective years shown below are as follows:

	2010	2009
Statutory U.S. federal income tax rate	35.0%	35.0%
Foreign rate differential	-3.6%	-6.6%
State income tax	5.3%	-2.4%
Tax credits (net of valuation allowance)	0.0%	12.4%
Increase in valuation reserve for deferred assets	0.0%	-33.1%
Decrease in valuation reserve for deferred assets	-8.1%	0.0%
Other	0.3%	-1.3%
	28.9%	4.0%

The valuation allowance positive impact of ($744) to the effective tax rate was primarily the result of the U.S. usage of tax benefits related to net operating losses and the corresponding reversal of valuation allowances of ($2,539) partially offset by the increase in foreign valuation allowances of $1,795. In fiscal 2010 the Company established a valuation allowance of $1,020 against the net deferred tax assets in an Italian tax jurisdiction based on cumulative earnings deficit and eliminated the valuation allowance of ($75) against the net deferred tax assets in the New Zealand tax jurisdiction based on positive cumulative earnings. Continual net operating losses in Japan, Spain and United Kingdom increased the valuation allowance by $810 in fiscal year 2010.

In 2009, the Company recorded a $3,350 valuation allowance against the net deferred tax assets in the U.S., Japan, United Kingdom, Spain and New Zealand as a result of these jurisdictions being in a three year cumulative loss resulting from the continued downturn and market situation in these jurisdictions. The key changes that occurred in the valuation allowance during fiscal 2009 included the reversal of the valuation allowance for the Company's German operations which resulted in a benefit of $1,800 and the establishment of a valuation allowance for the Company's Japanese operations, which resulted in $1,200 of additional tax expense. The Company became eligible for and utilized a portion of a State income tax credit and recorded a net benefit of $1,260 with a corresponding net deferred tax asset.

The foreign rate differential of (3.6)%, and (6.6)% for 2010 and 2009, respectively, is comprised of several foreign tax related items including the statutory rate differential in each year, foreign provincial or local income taxes and additional contingency reserves.

At October 1, 2010, the Company has federal operating loss carry forwards of $14,594 which begin to expire in 2029, as well as various state net operating loss carry forwards. In addition, certain of the Company's foreign subsidiaries have operating loss carry forwards totaling $11,350. These operating loss carry forwards are available to offset future taxable income over the next 3 to approximately 20 years.

Given the uncertain conditions in the outdoor recreation equipment market in the U.S., Japan, Italy, Spain, and United Kingdom tax jurisdictions, the Company will maintain a valuation allowance against the net deferred tax assets in these jurisdictions that are anticipated to expire unused. Based on projections for these tax jurisdictions, the Company determined that it was more likely than not that certain deferred tax assets will not be realized and a valuation allowance balance of $34,853, $2,404, $1,020, $467, and $434 was reported against the net deferred tax assets for the U.S., Japan, Italy, Spain, and United Kingdom tax jurisdictions respectively, as of October 1, 2010. The Company's valuation allowance as of October 2, 2009 was comprised of $38,327, $1,568, $624, $288, and $76 and was recorded against the net deferred tax assets for the U.S., Germany, Spain, United Kingdom, and New Zealand tax jurisdictions respectively.

Taxes paid were $835 and $2,640 for 2010 and 2009, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at October 3, 2008	**$**	**1,140**
Lapse of statute of limitations		(36)
Gross increases - tax positions in current period		**186**
Balance at October 2, 2009		1,290
Lapse of statute of limitations		**(240)**
Gross increases - tax positions in current period		**205**
Balance at October 1, 2010	**$**	**1,255**

Unrecognized tax benefits are included in accrued taxes in the consolidated balance sheet.

The Company's total gross liability for unrecognized tax benefits was $1,255 and $1,290, including $256 and $170 of accrued interest, for the years ended October 1, 2010 and October 2, 2009, respectively. In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Interest of $86 and $70 was recorded as a component of income tax expense in the Consolidated Statements of Operations during fiscal 2010 and 2009, respectively. The Company is currently undergoing examination in Germany with anticipated completion in next fiscal year. There have been no material changes in unrecognized tax benefits as a result of tax positions in the year ended October 1, 2010. The Company anticipates that the unrecognized tax benefits may change in the range of $200 to $1,000 as a result of the German audit in the next twelve months.

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local and foreign taxing jurisdictions. The following tax years remain subject to examination by the respective major tax jurisdictions:

Jurisdiction	Fiscal Years
United States	**2007-2010**
Canada	2005-2010
France	**2007-2010**
Germany	2006-2010
Italy	**2005-2010**
Japan	2008-2010
Switzerland	**1999-2010**

Federal and state income taxes are provided on foreign subsidiary income distributed to, or taxable in, the U.S. during the year. In 2010, the Company reversed $2,900 of U.S. tax on undistributed earnings of its Canadian subsidiary considered not permanently reinvested as a result of attributed dividend repatriation. As of October 1, 2010, net undistributed earnings of foreign subsidiaries totaled approximately $114,016. The Company considers these unremitted earnings to be permanently invested abroad and no provision for federal or state income taxes has been made on these amounts. In the future, if foreign earnings are returned to the U.S., provision for U.S. income taxes will be made.

9 EMPLOYEE BENEFITS

The Company has non-contributory defined benefit pension plans covering certain U.S. employees. Retirement benefits are generally provided based on employees' years of service and average earnings. Normal retirement age is 65, with provisions for earlier retirement. On May 28, 2009, the Company elected to freeze its U.S. defined benefit pension plans as of September 30, 2009. The effect of this action was a cessation of benefit accruals related to service performed after September 30, 2009, reducing the projected benefit obligation. The gain resulting from this reduction in the pension liability did not exceed the amount of unrecognized actuarial losses held in accumulated other comprehensive income prior to the curtailment event. As such, this curtailment gain was recorded in accumulated other comprehensive income in shareholders' equity and reduced the amount of net actuarial loss reported and did not impact the Company's Consolidated Statements of Operations for the year ended October 2, 2009.

The financial position of the Company's non-contributory defined benefit plans as of fiscal year end 2010 and 2009, respectively, is as follows:

		2010		2009
Projected benefit obligation:				
Projected benefit obligation, beginning of year	$	18,393	$	16,348
Service cost		-		636
Interest cost		993		1,074
Curtailment gain		-		(2,630)
Actuarial loss		767		3,780
Benefits paid		(784)		(815)
Projected benefit obligation, end of year	$	19,369	$	18,393
Fair value of plan assets:				
Fair value of plan assets, beginning of year	$	10,346	$	10,816
Actual gain on plan assets		1,148		81
Company contributions		1,107		264
Benefits paid		(784)		(815)
Fair value of plan assets, end of year	$	11,817	$	10,346
Funded status of the plan	$	(7,552)	$	(8,047)
Amounts recognized in the consolidated balance sheets consist of:				
Current pension liabilities	$	192	$	193
Noncurrent pension liabilities		7,360		7,854
Accumulated other comprehensive loss		(5,315)		(4,818)
Components of accumulated other comprehensive loss:				
Net actuarial loss		(5,315)		(4,818)
Accumulated other comprehensive loss	$	(5,315)	$	(4,818)

Net periodic benefit cost for our non-contributory defined benefit pension plans for the respective years includes the following components:

		2010		2009
Service cost	$	-	$	636
Interest cost		993		1,074
Expected return on plan assets		(972)		(981)
Amortization of unrecognized net loss		94		74
Net periodic pension cost		115		803
Other changes in benefit obligations recognized i n other comprehensive income (loss), (OCI):				
Net loss		497		1,976
Total recognized in net periodic pension cost and OCI	$	612	$	2,779

The Company expects to recognize $126 of unrecognized loss amortization as a component of net periodic benefit cost in 2011. This amount is included in accumulated other comprehensive income as of October 1, 2010.

In 2009, the Company recorded a $3,350 valuation allowance against the net deferred tax assets in the U.S., Japan, United Kingdom, Spain and New Zealand as a result of these jurisdictions being in a three year cumulative loss resulting from the continued downturn and market situation in these jurisdictions. Key changes that occurred in the valuation allowance during fiscal 2009 included the reversal of the valuation allowance for the Company's Japan operations which resulted in $1,200 of additional tax expense. The Company became eligible for and utilized a portion of a State income tax credit and recorded a net benefit of $1,260 with a corresponding net deferred tax asset.

The accumulated benefit obligation for all plans was $19,369 and $18,393 at October 1, 2010 and October 2, 2009, respectively.

At October 1, 2010, the aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with benefit obligations in excess of plan assets was $19,369 and $11,817, respectively, and there were no plans with plan assets in excess of benefit obligations. At October 2, 2009, the aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with benefit obligations in excess of plan assets was $18,393 and $10,346, respectively, and there were no plans with plan assets in excess of benefit obligations.

The Company anticipates making contributions to the defined benefit pension plans of $356 through September 30, 2011.

Estimated benefit payments from the defined benefit plans to participants for the five years ending September 2015 and five years thereafter are as follows:

Year		
2011	$	808
2012		810
2013		844
2014		865
2015		874
Five years thereafter		4,916

Actuarial assumptions used to determine the projected benefit obligation and net periodic pension cost as of the following fiscal years ended are as follows:

	Projected Benefit Obligation		Net Periodic Pension Cost	
	2010	2009	2010	2009
Discount rate	5.25%	5.50%	5.50%	7.00%
Long-term rate of return	N/A	N/A	8.00%	8.00%
Average salary increase rate	N/A	N/A	N/A	N/A

The impact of the change in discount rates resulted in an actuarial loss of approximately $705 in 2010 and $3,500 in 2009, respectively. The remainder of the change in actuarial gains for each year results from adjustments to mortality tables, other modifications to actuarial assumptions and investment returns in excess of, or less than, estimates.

To determine the discount rate assumption used in the Company's pension valuation, the Company identified a benefit payout stream based on the demographics of the pension plans and constructed a hypothetical bond portfolio using high-quality corporate bonds with cash flows that matched that benefit payout stream. A yield curve was calculated based on this hypothetical portfolio which was used for the discount rate determination.

To determine the long-term rate of return assumption for plan assets, the Company studies historical markets and preserves the long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. The Company evaluates current market factors such as inflation and interest rates before it determines long-term capital market assumptions and reviews peer data and historical returns to check for reasonableness and appropriateness. The Company uses measurement dates of October 1 to determine pension expenses for each year and the last day of the fiscal year to determine the fair value of the pension assets.

The Company's pension plans' weighted average asset allocations at October 1, 2010 and October 2, 2009, by asset category were as follows:

	2010	2009
Equity securities	**71%**	74%
Fixed income securities	**27**	26
Other securities	**2**	-
Total	**100%**	100%

The Company's primary investment objective for the plans' assets is to maximize the probability of meeting the plans' actuarial target rate of return of 8%, with a secondary goal of returning 4% above the rate of inflation. These return objectives are targeted while simultaneously striving to minimize risk of loss to the plans' assets. The investment horizon over which the investment objectives are expected to be met is a full market cycle or five years, whichever is greater.

The Company's investment strategy for the plans is to invest in a diversified portfolio that will generate average long-term returns commensurate with the aforementioned objectives while minimizing risk.

The following table summarizes the Company's pension plan assets as of October 1, 2010:

	Level 1	Level 2	Level 3	Total
Description:				
Mutual funds	$ 11,303	$ -	$ -	$ 11,303
Money market funds	43	-	-	43
Group annuity contract	-	471	-	471
Total	$ 11,346	$ 471	$ -	$ 11,817

The fair values of the money market fund and mutual fund were derived from quoted market prices as substantially all of these instruments have active markets. The fair value of the group annuity contract was derived using a discounted cash flow model with inputs based on current yields of similar instruments with comparable durations. The asset allocation of the mutual fund is a U.S. large-cap blend based on a moderate allocation style, generally investing in 70% equity securities and 30% income securities. The annuity contract consists of high grade bonds.

The Company also has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $5,514 and $4,369 as of October 1, 2010 and October 2, 2009, respectively.

A majority of the Company's full-time employees are covered by defined contribution programs. Expense attributable under the defined contribution programs was approximately $826 and $857 for 2010 and 2009, respectively.

10 PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock in various classes and series, of which there are none currently issued or outstanding.

11 COMMON STOCK

The number of authorized and outstanding shares of each class of the Company's common stock at the end of the respective years was as follows:

	2010	2009
Class A, $0.05 par value:		
Authorized	**20,000,000**	20,000,000
Outstanding	**8,363,313**	8,066,965
Class B, $0.05 par value:		
Authorized	**3,000,000**	3,000,000
Outstanding	**1,216,464**	1,216,464

Holders of Class A common stock are entitled to elect 25% of the members of the Board of Directors and holders of Class B common stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. If any dividends (other than dividends paid in shares of the Company's stock) are paid by the Company on its common stock, a dividend would be paid on each share of Class A common stock equal to 110% of the amount paid on each share of Class B common stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. During 2010 and 2009, there were no shares of Class B common stock converted into Class A common stock.

12 STOCK OWNERSHIP PLANS

The Company's current stock ownership plans provide for issuance of options to acquire shares of Class A common stock by key executives and non-employee directors. Current plans also allow for issuance of shares of restricted stock or stock appreciation rights in lieu of options. At the March 2, 2010 Annual Shareholder Meeting, the Company's shareholders approved the Johnson Outdoors Inc. 2010 Long-Term Stock Incentive Plan (the "2010 Plan") which provides for issuance of up to 1,000,000 shares of Class A common stock pursuant to the terms of the 2010 Plan. As of October 1, 2010, no shares of Class A common stock have been awarded under the 2010 Plan.

Under the Company's 2010 Plan and the 2003 Non-Employee Director Stock Ownership Plan there were 1,071,886 shares of the Company's Class A common stock available for grant to key executives and non-employee directors at October 1, 2010.

Stock Options

All stock options have been granted at a price not less than fair market value at the date of grant and become exercisable over periods of one to three years from the date of grant. Stock options generally have a term of 10 years.

All of the Company's stock options outstanding are fully vested, with no further compensation expense to be recorded. There were no grants of stock options in 2010 or 2009.

A summary of stock option activity related to the Company's plans, including the 2010 Plan and the Johnson Outdoors Inc. 2000 Long-Term Stock Incentive Plan (the "2000 Plan") is shown below. Any outstanding awards made under the 2000 Plan remain outstanding in accordance with the terms of the 2000 Plan and the related grant agreements. However, no future awards or grants can be made under the 2000 Plan.

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractural Term (in years)		Aggregate Intrinsic Value
Outstanding at October 3, 2008	**271,043**	**$**	**8.36**			
Exercised	(500)		7.42			
Cancelled	**(90,255)**		**8.62**			
Outstanding at October 2, 2009	180,288	$	8.23			
Exercised	**(55,250)**		**7.29**		**$**	**161**
Cancelled	(11,334)		9.39			
Outstanding and exercisable at October 1, 2010	**113,704**	**$**	**8.57**	**1.4**	**$**	**551**

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $12.75 as of October 1, 2010, which would've been received by the option holders had those option holders exercised their stock options as of that date.

Non-Vested Stock

All shares of non-vested stock awarded by the Company have been granted at their fair market value on the date of grant and vest either immediately or in three to five years after the grant date.

Grants of non-vested stock were 230,650 and 76,789 with a total value of $2,209 and $450 during 2010 and 2009, respectively. The fair value at date of grant is based on the number of shares granted and the average of the Company's high and low stock price on the date of grant or, if the Company's shares did not trade on the date of grant, the average of the Company's high and low stock price on the last preceding date on which the Company's shares traded. These shares were granted under the 2000 Plan. As noted above, the Company has not made any awards under its 2010 Plan. Notwithstanding the adoption of the 2010 Plan, the outstanding awards made under the 2000 Plan remain outstanding in accordance with the terms of the 2000 Plan and related grant agreements. However, no future awards or grants can be made under the 2000 Plan.

Stock compensation expense, net of forfeitures, related to non-vested stock was $956 and $428 during 2010 and 2009, respectively. The intrinsic value of shares which vested during 2010 and 2009 was $125 and $367, respectively. There were no forfeitures of non-vested restricted stock during 2010. There were 8,822 shares of non-vested restricted stock forfeited during 2009, which had an original fair market value at date of grant of $125.

Non-vested stock issued and outstanding as of October 1, 2010 and October 2, 2009, respectively, totaled 325,172 and 105,827 shares, having a gross unamortized value of $2,142 and $889, respectively, which will be amortized to expense through November 2014 or adjusted for changes in future estimated or actual forfeitures.

Non-vested stock grantees may elect to reimburse the Company for withholding taxes due as a result of the vesting of non-vested shares by tendering a portion of the vested shares back to the Company. No shares were tendered back to the Company during 2010. Shares tendered back to the Company totaled 8,071 for 2009.

A summary of non-vested stock activity for the year ended October 1, 2010 related to the Company's stock ownership plans is as follows:

	Shares		Weighted Average Grant Price
Non-vested stock at October 3, 2008	**109,277**	**$**	**18.72**
Non-vested stock grants	76,789		5.86
Non-vested stock cancelled	**(8,822)**		**14.14**
Restricted stock vested	(71,417)		12.32
Non-vested stock at October 2, 2009	**105,827**		**14.08**
Non-vested stock grants	230,650		9.58
Restricted stock vested	**(11,305)**		**11.06**
Non-vested stock at October 1, 2010	**325,172**	**$**	**10.99**

Employee Stock Purchase Plan

At the March 2, 2010 Annual Shareholders' Meeting, the Company's shareholders approved the Johnson Outdoors Inc. 2009 Employees' Stock Purchase Plan (the "Purchase Plan") which provides for issuance of a maximum of 80,000 Class A shares pursuant to the terms of the Purchase Plan. The Company's former employees' stock purchase plan terminated effective May 1, 2009.

The Purchase Plan provides for the issuance of shares of Class A common stock at a purchase price of not less than 85% of the fair market value of such shares on the date of grant or at the end of the offering period, whichever is lower. The Company issued 10,448 shares of Class A common stock under the Purchase Plan on May 31, 2010 and recognized expense of $24 in 2010. The Company did not issue any shares under this plan or the former plan and no expense was recognized in fiscal 2009.

13 RELATED PARTY TRANSACTIONS

The Company conducts transactions with certain related parties including organizations controlled by the Johnson Family and other related parties. These include consulting services, aviation services, office rental, royalties and certain administrative activities. Total costs of these transactions were $1,674 and $1,817 for 2010 and 2009, respectively. Amounts due to/from related parties were immaterial at October 1, 2010 and October 2, 2009.

14 SEGMENTS OF BUSINESS

The Company conducts its worldwide operations through separate business segments, each of which represent major product lines. Operations are conducted in the U.S. and various foreign countries, primarily in Europe, Canada and the Pacific Basin.

Net sales and operating profit include both sales to customers, as reported in the Company's Consolidated Statements of Operations, and inter-unit transfers, which are priced to recover costs plus an appropriate profit margin. Total assets represent assets that are used in the Company's operations in each business segment at the end of the years presented.

A summary of the Company's operations by business segment is presented below:

			2010		2009
Net sales:					
Marine Electronics:	Unaffiliated customers	$	185,206	$	165,194
	Interunit transfers		288		149
Outdoor Equipment:	Unaffiliated customers		48,623		41,338
	Interunit transfers		67		49
Watercraft:	Unaffiliated customers		63,857		69,271
	Interunit transfers		144		151
Diving:	Unaffiliated customers		84,222		80,250
	Interunit transfers		854		585
Other/Corporate			524		470
Eliminations			(1,353)		(934)
		$	382,432	$	356,523
Operating profit (loss):					
Marine Electronics		$	13,938	$	9,265
Outdoor Equipment			5,881		3,360
Watercraft			1,826		(6,149)
Diving			3,030		1,620
Other/Corporate			(10,121)		(7,824)
		$	14,554	$	272
Depreciation and amortization expense:					
Marine Electronics		$	4,923	$	5,164
Outdoor Equipment			521		558
Watercraft			1,455		2,855
Diving			1,574		1,871
Other/Corporate			1,504		2,443
		$	9,977	$	12,891
Additions to property, plant and equipment:					
Marine Electronics		$	6,923	$	4,800
Outdoor Equipment			201		195
Watercraft			1,314		2,116
Diving			811		819
Other/Corporate			717		391
		$	9,966	$	8,321
Total assets:					
Marine Electronics		$	85,164	$	80,164
Outdoor Equipment			23,192		14,969
Watercraft			34,420		30,769
Diving			70,388		65,933
Other/Corporate			13,592		18,447
		$	226,756	$	210,282
Goodwill, net:					
Marine Electronics		$	9,674	$	10,705
Outdoor Equipment			-		-
Watercraft			-		-
Diving			4,055		3,954
		$	13,729	$	14,659

A summary of the Company's operations by geographic area is presented below:

	2010	2009
Net sales:		
United States:		
Unaffiliated customers	$274,998	$ 254,060
Interarea transfers	15,785	14,239
Europe:		
Unaffiliated customers	65,622	66,222
Interarea transfers	9,670	8,889
Other:		
Unaffiliated customers	41,812	36,241
Interarea transfers	2,386	1,184
Eliminations	(27,841)	(24,312)
	$382,432	$ 356,523
Total assets:		
United States	$128,534	$ 118,484
Europe	68,657	67,498
Other	29,565	24,300
	$226,756	$ 210,282
Long-term assets: (1)		
United States	$ 52,475	$ 51,568
Europe	10,051	12,205
Other	782	763
	$ 63,308	$ 64,536

(1) Long-term assets consist of net property, plant and equipment, net intangible assets, goodwill and other assets excluding deferred income taxes.

The Company had no single customer that accounted for more than 10% of its net sales in fiscal 2010 or 2009.

15 LITIGATION

The Company is subject to various legal actions and proceedings in the normal course of business, including those related to commercial disputes, product liability, intellectual property and environmental matters. The Company is insured against loss for certain of these matters. Although litigation is subject to many uncertainties and the ultimate exposure with respect to these matters cannot be ascertained, management does not believe the final outcome of any pending litigation will have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

On July 10, 2007, after considering the costs, risks and business distractions associated with continued litigation, the Company reached a settlement agreement with Confluence Holdings Corp. that ended a long-standing intellectual property dispute between the two companies. The Company has made a claim with its insurance carriers to recover the $4,400 settlement, plus litigation costs (approximately $1,100). This matter is presently the subject of litigation in the U.S. District Court for the Eastern District of Wisconsin. The Company is unable to estimate the outcome of the claim with its insurance carriers, including the amount of the insurance recovery at this time and, accordingly, has not recorded a receivable for this matter.

16 SUBSEQUENT EVENTS

Effective November 16, 2010, the Company and certain of its subsidiaries entered into a First Amendment (the "Amendment") to its Revolving Credit and Security Agreement dated as of September 29, 2009 (the "Revolving Credit Agreement") with PNC Bank National Association , as lender, as administrative agent and collateral agent, and the other lenders named therein (collectively, the "Lenders").

The material changes to the Revolving Credit Agreement made by the Amendment are as follows:

- The Amendment extends the debt agreement through November 2014.
- The Amendment modifies the interest rate calculation by eliminating the minimum LIBOR floor requirement of 2.0% and resetting the applicable margin on the LIBOR-based debt to 2.75%.
- The Amendment resets the interest rate calculation each quarter, beginning with the quarter ended March 31, 2011, by instituting an applicable margin based on the Company's leverage ratio for the trailing twelve month period. The applicable margin ranges from 2.25% to 3.0%.
- The Amendment provides the option for an additional $25,000 in maximum seasonal financing availability under the existing conditions of the Revolving Credit Agreement, subject to the approval of the Lenders.
- The Amendment increases the amount of allowable asset or stock acquisitions to $8,000 individually or $20,000 in the aggregate through November 2014.
- The Amendment raises the annual seasonal pay down to a maximum of $30,000 outstanding from $25,000 outstanding.
- The Amendment institutes a seasonal overdraft, extending the collateral allowable under the borrowing base calculation to include limited amounts of other working capital and foreign cash.

Effective November 16, 2010, Johnson Outdoors Canada Inc. ("JO Canada") entered into a First Amendment (the "Canadian Amendment") to its Revolving Credit and Security Agreement dated as of November 4, 2009 (the "Canadian Revolving Credit Agreement") with PNC Bank Canada Branch, as lender, as administrative agent and collateral agent, and the other lenders named therein (collectively, the "Canadian Lenders").

The material changes to the Canadian Revolving Credit Agreement made by the Canadian Amendment are as follows:

- The Canadian Amendment extends the debt agreement through November 2014.
- The Canadian Amendment modifies the interest rate calculation by eliminating the minimum LIBOR floor requirement of 2.0% and resetting the applicable margin on the LIBOR-based debt to 2.75%.
- The Canadian Amendment resets the interest rate calculation each quarter, beginning with the quarter ended March 31, 2011, by instituting an applicable margin based on JO Canada's leverage ratio for the trailing twelve month period. The applicable margin ranges from 2.25% to 3.0%.

Exhibit 3.2

BYLAWS
OF

JOHNSON OUTDOORS INC.
(A Wisconsin Corporation)

(As amended and restated through December 6, 2010)

ARTICLE ONE

Offices

1.01 Principal and Business Office. The corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may from time to time determine or as the business of the corporation may require from time to time.

1.02 Registered Office. The registered office of the corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE TWO

Meetings of the Shareholders

2.01 Annual Meetings. An annual meeting of the shareholders shall be held at such time and date as may be fixed by or under the authority of the Board of Directors and as designated in the notice thereof, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting, subject to the provisions of Section 2.12 of these bylaws.

2.02 Special Meetings.

(a) Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the Board of Directors of the corporation. The Chairman of the Board, the Chief Executive Officer or the President shall call a special meeting of the shareholders upon demand, in accordance with this Section 2.02, of the holders of at least ten percent (10%) of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

(b) In order that the corporation may determine the shareholders entitled to demand a special meeting, the Board of Directors may fix a record date to determine the shareholders entitled to make such a demand (the "Demand Record Date"). The Demand Record Date shall not precede the date upon which the resolution fixing the Demand Record Date is adopted by the Board of Directors and shall not be more than 10 days after the date upon which the resolution fixing the Demand Record Date is adopted by the Board of Directors. Any shareholder of record seeking to have shareholders demand a special meeting shall, by sending written notice to the Secretary of the corporation by hand or by certified or registered mail, return receipt requested, request the Board of Directors to fix a Demand Record Date. The Board of Directors shall promptly, but in all events within 10 days after the date on which a valid request to fix a Demand Record Date is received, adopt a resolution fixing the Demand Record Date and shall make a public announcement of such Demand Record Date. If no Demand Record Date has been fixed by the Board of Directors within 10 days after the date on which such request is received by the Secretary, the Demand Record Date shall be the 10th day after the first date on which a valid written request to set a Demand Record Date is received by the Secretary. To be valid, such written request shall set forth the purpose or purposes for which the special meeting is to be held, shall be signed by one or more shareholders of record (or their duly authorized proxies or other representatives), shall bear the date of signature of each such shareholder (or proxy or other representative) and shall set forth all information about each such shareholder and about the beneficial owner or owners, if any, on whose behalf the request is made that would be required to be set forth in a shareholder's notice described in paragraphs (a)(ii) and (c)(ii) of Section 2.12 of these bylaws.

(c) In order for a shareholder or shareholders to demand a special meeting, a written demand or demands for a special meeting by the holders of record as of the Demand Record Date of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting must be delivered to the corporation. To be valid, each written demand by a shareholder for a special meeting shall set forth the specific purpose or purposes for which the special meeting is to be held (which purpose or purposes shall be limited to the purpose or purposes set forth in the written request to set a Demand Record Date received by the corporation pursuant to paragraph (b) of this Section 2.02), shall be signed by one or more persons who as of the Demand Record Date are shareholders of record (or their duly authorized proxies or other representatives), shall bear the date of signature of each such shareholder (or proxy or other representative), and shall set forth the name and address, as they appear in the corporation's books, of each shareholder signing such demand and the class and number of shares of the corporation which are owned of record and beneficially by each such shareholder, shall be sent to the Secretary by hand or by certified or registered mail, return receipt requested, and shall be received by the Secretary within 70 days after the Demand Record Date.

(d) The corporation shall not be required to call a special meeting upon shareholder demand unless, in addition to the documents required by paragraph (c) of this Section 2.02, the Secretary receives a written agreement signed by each Soliciting Shareholder (as defined below), pursuant to which each Soliciting Shareholder, jointly and severally, agrees to pay the corporation's costs of holding the special meeting, including the costs of preparing and mailing proxy materials for the corporation's own solicitation, provided that if each of the resolutions introduced by any Soliciting Shareholder at such meeting is adopted, and each of the individuals nominated by or on behalf of any Soliciting Shareholder for election as a director at such meeting is elected, then the Soliciting Shareholders shall not be required to pay such costs. For purposes of this paragraph (d), the following terms shall have the meanings set forth below:

(i) "Affiliate" of any Person (as defined herein) shall mean any Person controlling, controlled by or under common control with such first Person.

(ii) "Participant" shall have the meaning assigned to such term in Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in instruction 3 to Item 4 of Schedule 14A.

(iii) "Person" shall mean any individual, firm, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

(iv) "Proxy" shall have the meaning assigned to such term in Rule 14a-1 promulgated under the Exchange Act.

(v) "Solicitation" shall have the meaning assigned to such term in Rule 14a-1 promulgated under the Exchange Act.

(vi) "Soliciting Shareholder" shall mean, with respect to any special meeting demanded by a shareholder or shareholders, any of the following Persons:

(A) if the number of shareholders signing the demand or demands of meeting delivered to the corporation pursuant to paragraph (c) of this Section 2.02 is 10 or fewer, each shareholder signing any such demand;

(B) if the number of shareholders signing the demand or demands of meeting delivered to the corporation pursuant to paragraph (c) of this Section 2.02 is more than 10, each Person who either (i) was a Participant in any Solicitation of such demand or demands or (ii) at the time of the delivery to the corporation of the documents described in paragraph (c) of this Section 2.02 had engaged or intended to engage in any Solicitation of Proxies for use at such special meeting (other than a Solicitation of Proxies on behalf of the corporation); or

(C) any Affiliate of a Soliciting Shareholder, if a majority of the directors then in office determine, reasonably and in good faith, that such Affiliate should be required to sign the written notice described in paragraph (c) of this Section 2.02 and/or the written agreement described in this paragraph (d) in order to prevent the purposes of this Section 2.02 from being evaded.

(e) Except as provided in the following sentence, any special meeting shall be held at such hour and day as may be designated by whichever of the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors shall have called such meeting. In the case of any special meeting called by the Chairman of the Board, the Chief Executive Officer or the President upon the demand of shareholders (a "Demand Special Meeting"), such meeting shall be held at such hour and day as may be designated by the Board of Directors; provided, however, that the date of any Demand Special Meeting shall be not more than 70 days after the record date for the meeting (as established in Section 2.05 hereof); and provided further that in the event that the directors then in office fail to designate an hour and date for a Demand Special Meeting within 10 days after the date that valid written demands for such meeting by the holders of record as of the Demand Record Date of shares representing at least 10% of all the votes entitled to be cast on each issue proposed to be considered at the special meeting are delivered to the corporation (the "Delivery Date"), then such meeting shall be held at 2:00 p.m. local time on the 100th day after the Delivery Date or, if such 100th day is not a Business Day (as defined in Section 2.02(g) below), on the first preceding Business Day. In fixing a meeting date for any special meeting, the Chairman of the Board, the Chief Executive Officer or the President, or the Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of his, her or its business judgment, including, without limitation, the nature of the action proposed to be taken, the facts and circumstances surrounding any demand for such meeting, and any plan of the Board of Directors to call an annual meeting or a special meeting for the conduct of related business.

(f) The corporation may engage regionally or nationally recognized independent inspectors of elections to act as an agent of the corporation for the purpose of promptly performing a ministerial review of the validity of any purported written demand or demands for a special meeting received by the Secretary. For the purpose of permitting the inspectors to perform such review, no purported demand shall be deemed to have been delivered to the corporation until the earlier of (i) 5 Business Days following receipt by the Secretary of such purported demand and (ii) such date as the independent inspectors certify to the corporation that the valid demands received by the Secretary represent at least 10% of all the votes entitled to be cast on each issue proposed to be considered at the special meeting. Nothing contained in this paragraph (f) shall in any way be construed to suggest or imply that the Board of Directors or any shareholder shall not be entitled to contest the validity of any demand, whether during or after such 5 Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto).

(g) For purposes of these bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Wisconsin are authorized or obligated by law or executive order to close.

2.03 Place of Meeting . The Board of Directors or the Chairman of the Board may designate any place, either within or without the State of Wisconsin, as the place of meeting for any annual or special meeting of the shareholders. If no designation is made, the place of meeting shall be the principal business office of the corporation in the State of Wisconsin. Any meeting may be adjourned to reconvene at any place designated by the Board of Directors or the Chairman of the Board.

2.04 Notice . Written or printed notice of every annual or special meeting of the shareholders, stating the place, date and time of such meeting shall be delivered not less than ten nor more than sixty days before the date of the meeting (unless a different period is required by the Wisconsin Business Corporation Law or the Articles of Incorporation), either personally, by mail or by any other method authorized by applicable law, by or at the direction of the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or Secretary, to each shareholder of record entitled to vote at such meeting and to other shareholders as may be required by the Wisconsin Business Corporation Law. In the event of any Demand Special Meeting, such notice of meeting shall be sent not more than 30 days after the Delivery Date. Notices which are mailed shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his, her or its address as it appears on the stock record books of the corporation, with postage thereon prepaid. Unless otherwise required by the Wisconsin Business Corporation Law or the Articles of Incorporation, a notice of an annual meeting need not include a description of the purpose for which the meeting is called. In the case of any special meeting, (a) the notice of meeting shall describe any business that the Board of Directors shall have theretofore determined to bring before the meeting and (b) in the case of a Demand Special Meeting, the notice of meeting (i) shall describe any business set forth in the statement of purpose of the demands received by the corporation in accordance with Section 2.02 of these bylaws and (ii) shall contain all of the information required in the notice received by the corporation in accordance with Sections 2.12(b) and 2.12(c)(ii) of these bylaws. If an annual or special meeting of the shareholders is adjourned to a different place, date or time, the corporation shall not be required to give notice of the new place, date or time if the new place, date or time is announced at the meeting before adjournment; provided, however, that if the adjournment is for more than 30 days or if a new record date for an adjourned meeting is or must be fixed, the corporation shall give notice of the adjourned meeting to persons who are shareholders as of the new record date.

2.05 Fixing of Record Date. The Board of Directors may fix in advance a date not less than ten days and not more than seventy days prior to the date of any annual or special meeting of the shareholders as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meeting. In the case of any Demand Special Meeting, (i) the meeting record date shall be not later than the 30th day after the Delivery Date and (ii) if the Board of Directors fails to fix the meeting record date within 30 days after the Delivery Date, then the close of business on such 30th day shall be the meeting record date. If no record date is fixed by the Board of Directors or by the Wisconsin Business Corporation Law for the determination of the shareholders entitled to notice of and to vote at a meeting of shareholders, the record date shall be the close of business on the day before the first notice is given to shareholders. The Board of Directors may also fix in advance a date as the record date for the purpose of determining shareholders entitled to demand a special meeting as contemplated by Section 2.02 of these bylaws, shareholders to take any other action or shareholders for any other purposes. Such record date shall not be more than seventy days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If no record date is fixed by the Board of Directors or by the Wisconsin Business Corporation Law for the determination of shareholders entitled to demand a special meeting as contemplated in Section 2.02 of these bylaws, the record date shall be the date that the first shareholder signs the demand. The record date for determining shareholders entitled to a distribution (other than a distribution involving a purchase, redemption or other acquisition of the corporation's shares) or a share dividend is the date on which the Board of Directors authorized the distribution or share dividend, as the case may be, unless the Board of Directors fixes a different record date, which shall not precede the date upon which the resolution fixing the record date is adopted. Except as provided by the Wisconsin Business Corporation Law for a court-ordered adjournment, a determination of shareholders entitled to notice of and to vote at a meeting of the shareholders is effective for any adjournment of such meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

2.06 Shareholder Lists. After a record date for a special or annual meeting of the shareholders has been fixed, the corporation shall prepare a list of the names of all of the shareholders entitled to notice of the meeting. The list shall be arranged by class or series of shares, if any, and show the address of and number of shares held by each shareholder. Such list shall be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing to the date of the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder or his, her or its agent may, on written demand, inspect and, subject to the limitations imposed by the Wisconsin Business Corporation Law, copy the list, during regular business hours and at his, her or its expense, during the period that it is available for inspection pursuant to this Section 2.06. The corporation shall make the shareholders' list available at the meeting and any shareholder or his, her or its agent or attorney may inspect the list at any time during the meeting or any adjournment thereof. Refusal or failure to prepare or make available the shareholders' list shall not affect the validity of any action taken at a meeting of the shareholders.

2.07 Quorum and Voting Requirements; Postponements; Adjournments.

(a) Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. If at any time the corporation has only one class of common stock outstanding, such class shall constitute a separate voting group for purposes of this Section 2.07. Except as otherwise provided in the Articles of Incorporation, any bylaw adopted under authority granted in the Articles of Incorporation or by the Wisconsin Business Corporation Law, a majority of the votes entitled to be cast on the matter shall constitute a quorum of the voting group for action on that matter. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. If a quorum exists, except in the case of the election of directors, action on a matter shall be approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the Articles of Incorporation, any bylaw adopted under authority granted in the Articles of Incorporation or the Wisconsin Business Corporation Law requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, directors shall be elected by a plurality of the votes cast within the voting group entitled to vote in the election of such directors at a meeting at which a quorum is present. For purposes of this Section 2.07, "plurality" means that the individuals, who receive the largest number of votes cast, within the voting group entitled to vote in the election of such directors, are elected as directors up to the maximum number of directors to be chosen at the meeting by such voting group. The Board of Directors, in its sole discretion, or the officer of the corporation or other authorized person presiding at a meeting of shareholders, may require that any votes cast at such meeting shall be cast by written ballot.

(b) The Board of Directors acting by resolution may postpone and reschedule any previously scheduled annual meeting or special meeting; provided, however, that a Demand Special Meeting shall not be postponed beyond the 100th day following the Delivery Date. Any annual meeting or special meeting may be adjourned from time to time, whether or not there is a quorum, (i) at any time, upon a resolution of shareholders if the votes cast in favor of such resolution by the holders of shares of each voting group entitled to vote on any matter theretofore properly brought before the meeting exceed the number of votes cast against such resolution by the holders of shares of each such voting group or (ii) at any time, including after the transaction of any business at such meeting, by the person presiding at such meeting pursuant to Section 2.09 of these bylaws or pursuant to a resolution of the Board of Directors. No notice of the time and place of adjourned meetings need be given except as required by the Wisconsin Business Corporation Law. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified, provided that no business shall be transacted at such adjourned meeting on which any class of stock is entitled to be voted which class shall not have been permitted to participate in the vote to adjourn the meeting if a vote of shareholders was taken pursuant to clause (i) above.

2.08 Proxies. Each shareholder entitled to vote at a meeting of the shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholder as proxy, but no such proxy shall be voted upon after eleven months from its date, unless such proxy provides for a longer period. Without limiting the manner in which a shareholder may authorize another person or persons to act for such shareholder as proxy, the following shall constitute a valid means by which a shareholder may grant such authority:

(a) A shareholder may execute a writing authorizing another person or persons to act for such shareholder as proxy. Execution may be accomplished by the shareholder or such shareholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(b) A shareholder may authorize another person or persons to act for such shareholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the shareholder. If it is determined that such electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied.

(c) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a shareholder may be submitted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

2.09 Conduct of Meetings . The Chairman of the Board shall call the meeting of the shareholders to order, shall act as chairman of the meeting and shall otherwise preside at the meeting. In the absence of the Chairman of the Board, the Vice Chairman of the Board shall preside, and in the absence of both the Chairman and Vice Chairman of the Board, a person designated by the Board of Directors shall preside. The person presiding at any meeting of the shareholders shall have the power to determine (i) whether and to what extent proxies presented at the meeting shall be recognized as valid, (ii) the procedure for tabulating votes at such meeting, (iii) procedures for the conduct of such meeting, and (iv) any questions which may be raised at such meeting. The person presiding at any meeting of the shareholders shall have the right to delegate any of the powers contemplated by this Section 2.09 to such other person or persons as the person presiding deems desirable. The Secretary of the corporation shall act as secretary of all meetings of shareholders, but, in the absence of the Secretary, the presiding person may appoint any other person to act as secretary of the meeting.

2.10 Acceptance of Instruments Showing Shareholder Action . If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the corporation, if acting in good faith, may accept the vote, consent, waiver or proxy appointment and give it effect as the act of a shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder, the corporation, if acting in good faith, may accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder if any of the following apply:

(a) The shareholder is an entity and the name signed purports to be that of an officer or agent of the entity.

(b) The name purports to be that of a personal representative, administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation is presented with respect to the vote, consent, waiver or proxy appointment.

(c) The name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation is presented with respect to the vote, consent, waiver or proxy appointment.

(d) The name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder is presented with respect to the vote, consent, waiver or proxy appointment.

(e) Two or more persons are the shareholders as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all co-owners.

The corporation may reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent of the corporation who is authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder. The corporation may also allow a shareholder to submit a vote, consent, waiver or proxy appointment by transmitting or authorizing an electronic transmission to the corporation or other person authorized to receive such vote, consent, waiver or proxy, provided such electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the shareholder. If it is determined that such electronic transmissions are valid, the Secretary or other officer or agent of the corporation who is authorized to tabulate votes shall specify the information upon which he or she relied.

2.11 Waiver of Notice by Shareholders. Whenever any notice is required by the Wisconsin Business Corporation Law, the Articles of Incorporation or these bylaws, to be given to any shareholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of shareholders need be specified in any written waiver of notice unless so required by the Wisconsin Business Corporation Law, the Articles of Incorporation or these bylaws.

2.12 Notice of Shareholder Business and Nomination of Directors.

(a) Annual Meetings.

(i) At the annual meeting of the shareholders, only such nominations of persons for election to the Board of Directors shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations of persons for election to the Board of Directors of the corporation to be properly made at the annual meeting and for the proposal of business to be properly considered by the shareholders at an annual meeting, such nominations and proposals of other business must be (A) specified in the corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly made at the annual meeting by or at the direction of the Board of Directors or (C) otherwise properly requested to be brought before the annual meeting by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in this bylaw and who is entitled to vote at the meeting and complies with the notice procedures set forth in this Section 2.12. The immediately foregoing sentence shall be the exclusive means for a shareholder to make nominations or other business proposals before an annual meeting of shareholders (other than matters properly brought under Rule 14a-8 or Rule 14a-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if applicable, and included in the corporation's notice of meeting).

(ii) Subject to Section 2.12(c)(v) below, for nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.12, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be received by the Secretary of the corporation at the principal offices of the corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.12 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section 2.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(b) Special Meetings. Only such business shall be conducted at a special meeting as shall have been properly brought before the meeting pursuant to the notice of meeting sent to shareholders pursuant to Section 2.04 of these bylaws. To be properly brought before a special meeting, proposals of business must be (1) specified in the corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or (2) otherwise properly brought before the special meeting, by or at the direction of the Board of Directors. Nominations of persons for election to the Board of Directors may be made at a special meeting at which directors are to be elected pursuant to such notice of meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the corporation who (A) is a shareholder of record at the time of giving of such notice of meeting and at the time of the special meeting, (B) is entitled to vote at the meeting and (C) complies with the procedures set forth in this Section 2.12 as to such nomination. The immediately foregoing sentence shall be the exclusive means for a shareholder to make nominations or other business proposals (other than matters properly brought under Rule 14a-8 or Rule 14a-11 under the Exchange Act, if applicable, and included in the corporation's notice of meeting). Subject to Section 2.12(c)(v) below, any shareholder desiring to nominate persons for election to the Board of Directors at such a special meeting shall cause a written notice to be received by the Secretary of the corporation at the principal offices of the corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(c) General.

(i) Only persons who are nominated in accordance with the procedures set forth in this Section 2.12 shall be eligible to serve as directors whether or not the election of directors generally is one of the matters of business otherwise to be considered at such meeting. Only such business shall be conducted at an annual meeting or special meeting as shall have been brought before such meeting in accordance with the procedures set forth in this Section 2.12. The chairman of the meeting (as described in Section 2.09) shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.12 and, if any proposed nomination or business is not in compliance with this Section 2.12, to declare that such defective proposal shall be disregarded.

(ii) To be in proper form, such shareholder's notice (whether given pursuant to Section 2.12(a) or (b) above, shall be signed by the shareholder of record who intends to make the nomination or introduce the other business (or his, her or its duly authorized proxy or other representative), shall bear the date of signature of such shareholder (or proxy or other representative) and must include the following, as applicable: (A) the name and address, as they appear on this corporation's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination or proposal is made; (B) the class and number of shares of the corporation which are beneficially owned by such shareholder or beneficial owner or owners and their respective affiliates or associates or others acting in concert therewith; (C) a representation that such shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination or introduce the other business specified in the notice; (D) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any class of shares of the corporation; (E) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of shares of the corporation or with a value derived in whole or in part from the value of any class of shares of the corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class of shares of the corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class of shares of the corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class of shares of the corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class of shares of the corporation, through the delivery of cash or other property, or otherwise, and without regard of whether the shareholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation directly or indirectly owned beneficially by such shareholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith; (F) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such shareholder, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class of the shares of the corporation by, managing the risk of share price changes for, or increase or decrease the voting power of, such shareholder with respect to any class of the shares of the corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class of the shares of the corporation; (G) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (H) in the case of any proposed nomination for election or re-election as a director, (I) the name and residence address of the person or persons to be nominated, (II) a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder, (III) such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Exchange Act, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board of Directors and (IV) the written consent of each nominee to be named in a proxy statement and to serve as a director of the corporation if so elected. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee.

If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, a shareholder's notice must, in addition to the matters set forth in paragraph (c)(ii) above, also set forth: (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such shareholder and beneficial owner, if any, in such business; (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration); and (iii) a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder.

(iii) For purposes of this Section 2.12, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iv) Notwithstanding the foregoing provisions of this Section 2.12, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these bylaws; provided, however that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.12.

(v) Nothing in these bylaws shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act, if applicable, (ii) of shareholders to request inclusion of nominees in the corporation's proxy statement pursuant to Rule 14a 11 under the Exchange Act, if applicable, or (iii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Articles of Incorporation or these bylaws. Subject to Rule 14a-8 and Rule 14a-11, if applicable, under the Exchange Act, nothing in these bylaws shall be construed to permit any shareholder, or give any shareholder the right, to include or have disseminated or described in the corporation's proxy statement any nomination of director or directors or any other business proposal.

ARTICLE THREE

Directors

3.01 General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the corporation's Board of Directors. In addition to the powers and authorities expressly conferred upon it by these bylaws, the Board of Directors may do all such lawful acts and things as are not by the Wisconsin Business Corporation Law, the Articles of Incorporation or these bylaws directed or required to be exercised or done by the shareholders.

3.02 Number of Directorship Positions; Chairman of the Board.

(a) Number of Directors. Except as otherwise provided in paragraph (c) of this Section 3.02, the number of directors of the corporation shall be such specific number as from time to time designated by resolution of the Board of Directors.

(b) Board of Directors' Power to Alter the Number of Directors. The Board of Directors shall have the power (subject to any limitations prescribed by the Articles of Incorporation) by a resolution adopted by not less than a majority of all directors serving on the Board of Directors at the time of such adoption to alter at any time and from time to time the number of total directorship positions on the Board of Directors. Upon the adoption of any resolution in the manner provided in the preceding sentence, the total number of directorship positions on the Board of Directors shall be equal to the number specified in such resolution. If the Board of Directors shall determine to reduce the number of directorship positions, then the term of each incumbent member shall end upon the election of directors at the next annual meeting of shareholders of the corporation and the persons elected to fill such reduced number of directorship positions shall be deemed to be the successors to all persons who shall have previously held such directorship positions.

(c) Default. In the event that the corporation is in Default (as defined in the Articles of Incorporation) in payment of dividends on the 13% Senior Preferred Stock, $1.00 par value per share, of the corporation (the "Senior Preferred Stock") or any stock on a parity with the Senior Preferred Stock as to dividends and the holders of such stock become entitled to elect two directors pursuant to Article Five, paragraph A(2)(a)(iii) of the Articles of Incorporation, the number of total directorship positions on the Board of Directors shall increase by two effective as of the time that the holders of such stock elect two directors pursuant to Article Five, paragraph A(2)(a)(iii) of the Articles of Incorporation. When the Default is "cured" (as defined in the Articles of Incorporation) or there is no longer any Senior Preferred Stock or any stock on a parity with the Senior Preferred Stock outstanding, whichever occurs earlier, the two directors elected pursuant to Article Five, paragraph A(2)(a)(iii) of the Articles of Incorporation shall resign and the total number of directorship positions shall be decreased by two effective as of the date of the last such resignation.

(d) Chairman of the Board. The Board of Directors may elect a director as the Chairman of the Board. The Chairman of the Board shall, when present, preside at all meetings of the shareholders and of the Board of Directors, may call meetings of the shareholders and the Board of Directors, shall advise and counsel with the management of the Company, and shall perform such other duties as set forth in these bylaws and as determined by the Board of Directors. Except as provided in this paragraph (d), the Chairman shall be neither an officer nor an employee of the corporation by virtue of his or her election and service as Chairman of the Board; provided, however, the Chairman may be an officer of the corporation. The Chairman may use the title Chairman or Chairman of the Board interchangeably.

(e) Vice Chairman of the Board. The Board of Directors may elect a director as Vice Chairman of the Board. Whenever the Chairman is unable to perform his duties for whatever reason, or whenever the Chairman requests that the Vice Chairman perform such duties on behalf of the Chairman, the Vice Chairman shall have full authority to preside at all meetings of the shareholders and of the Board of Directors, call meetings of the shareholders and the Board of Directors, advise and counsel the management of the Company, and assume such other duties as the Chairman is responsible to perform or as may be assigned to the Vice Chairman by the Chairman or the Board of Directors. The Vice Chairman shall be neither an officer nor an employee of the corporation (by virtue of his election and service as Vice Chairman of the Board) and may use the title Vice Chairman or Vice Chairman of the Board interchangeably. The Vice Chairman shall serve as the Company's lead outside or independent director. The lead outside or independent director will be responsible for representing the independent directors with respect to certain matters as to which the views of the independent directors are sought and will generally have the following duties: serving as a liaison between the Chairman of the Board and the other independent directors; serving as an independent point of contact for shareholders wishing to communicate with the Board other than through the Secretary; and, such other duties as may be assigned to the Vice Chairman by the Chairman or by the Board of Directors.

3.03 Tenure and Qualifications. Each director shall hold office until the next annual meeting of the shareholders and until his or her successor shall have been elected and, if necessary, qualified, or until his or her prior death, resignation or removal. A director may be removed by the shareholders only at a meeting of the shareholders called for the purpose of removing the director, and the meeting notice shall state that the purpose, or one of the purposes, of the meeting is the removal of the director. A director may be removed from office with or without cause only by the voting group entitled to vote in the election of such director. A director shall be removed by the affirmative vote of the holders of a majority in voting power of the issued and outstanding stock of the voting group entitled to vote in the election of such director. Any director who is an officer, who ceases as an officer shall cease as a director, unless the board shall determine otherwise. A director may resign at any time by delivering written notice which complies with the Wisconsin Business Corporation Law to the Board of Directors, to the Chairman of the Board or to the corporation. A director's resignation is effective when the notice is delivered unless the notice specifies a later effective date. Directors need not be residents of the State of Wisconsin or shareholders of the corporation. The Board of Directors, or any appropriate committee thereof with such authority delegated by the Board of Directors, may establish standards, qualifications and criteria that all candidates for director must meet to be eligible to serve as a director of the corporation.

3.04 Regular Meetings. The Board of Directors shall provide, by resolution, the date, time and place, either within or without the State of Wisconsin, for the holding of regular meetings of the Board of Directors without other notice than such resolution.

3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board or any three directors. The Chairman of the Board or any other person at the direction of the Board of Directors may fix the time, date and place, either within or without the State of Wisconsin, for holding any special meeting of the Board of Directors, and if no other place is fixed, the place of the meeting shall be the principal business office of the corporation in the State of Wisconsin.

3.06 Notice; Waiver. Notice of each special meeting of the Board of Directors shall be given (a) by oral notice delivered or communicated to the director by telephone or in person not less than twenty-four hours prior to the meeting or (b) by written notice delivered to the director in person, by e-mail, facsimile or other form of wire or wireless communication, or by mail or private carrier, to each director at his business address or at such other address as the person sending such notice shall reasonably believe appropriate, in each case not less than forty-eight hours prior to the meeting. The notice need not prescribe the purpose of the special meeting of the Board of Directors or the business to be transacted at such meeting. If given by email, facsimile or other wire or wireless communication, such notice shall be deemed to be effective when transmitted. If mailed, such notice shall be deemed to be effective when deposited in the United States mail so addressed, with postage thereon prepaid. If given by private carrier, such notice shall be deemed to be effective when delivered to the private carrier. Whenever any notice is required by the Wisconsin Business Corporation Law, the Articles of Incorporation or these bylaws to be given to any director or member of a committee, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the date and time of the meeting, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors or member of a committee of directors need be specified in any written waiver of notice unless so required by the Wisconsin Business Corporation Law, the Articles of Incorporation or these bylaws.

3.07 Quorum. Except as otherwise provided in the Articles of Incorporation or these bylaws or by the Wisconsin Business Corporation Law, directors holding a majority of the positions on the Board of Directors established pursuant to Section 3.02 of these bylaws shall constitute a quorum for transaction of business at any meeting of the Board of Directors. A majority of the directors present (though less than a quorum) may adjourn any meeting of the Board of Directors from time to time without further notice.

3.08 Manner of Acting. The affirmative vote of a majority of the directors present at a meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors unless the Wisconsin Business Corporation Law, the Articles of Incorporation or these bylaws require the vote of a greater number of directors.

3.09 Presumption of Assent. A director who is present and is announced as present at a meeting of the Board of Directors or any committee thereof created in accordance with Article IV of these bylaws, when corporate action is taken on a particular matter, assents to the action taken unless any of the following occurs: (a) the director objects at the beginning of the meeting or promptly upon his or her arrival to holding the meeting or transacting business at the meeting; (b) the director dissents or abstains from an action taken and minutes of the meeting are prepared that show the director's dissent or abstention from the action taken; (c) the director delivers written notice that complies with the Wisconsin Business Corporation Law of his or her dissent or abstention from the action taken on the particular matter to the presiding person of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting; or (d) the director dissents or abstains from an action taken, minutes of the meeting are prepared that fail to show the director's dissent or abstention from the action taken, and the director delivers to the corporation a written notice of that failure that complies with the Wisconsin Business Corporation Law promptly after receiving the minutes. Such right of dissent or abstention shall not apply to a director who votes in favor of the action taken on the particular matter.

3.10 Action by Directors Without a Meeting. Any action required or permitted by the Articles of Incorporation, these bylaws or the Wisconsin Business Corporation Law to be taken at any meeting of the Board of Directors or any committee thereof created pursuant to Article IV of these bylaws may be taken without a meeting if the action is taken by all members of the Board of Directors or such committee, as the case may be. The action shall be evidenced by one or more written consents describing the action taken, signed by each director or committee member, as the case may be, and retained by the corporation. In the event one or more positions on the Board of Directors or any committee thereof shall be vacant at the time of the execution of any such consent, such consent shall nevertheless be effective if it shall be signed by all persons serving as members of the Board of Directors or of such committee, as the case may be, at such time and if the persons signing the consent would be able to take the action called for by the consent at a properly constituted meeting of the Board of Directors or such committee, as the case may be.

3.11 Compensation. The Board of Directors, irrespective of any personal interest of any of its members, may establish the compensation of all directors for services to the corporation as directors or may delegate such authority to an appropriate committee of the Board of Directors. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee of the Board of Directors to provide for pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.12 Telephonic Meetings. Except as herein provided and notwithstanding any place set forth in the notice of the meeting or these bylaws, members of the Board of Directors (and any committees thereof created pursuant to Article IV hereof) may participate in regular or special meetings by, or through the use of, any means of communication by which (a) all participants may simultaneously hear each other, such as by conference telephone, or (b) all communication is immediately transmitted to each participant, and each participant can immediately send messages to all other participants. If a meeting is conducted by such means, then at the commencement of such meeting the presiding person shall inform the participating directors that a meeting is taking place at which official business may be transacted. Any participant in a meeting by such means shall be deemed present in person at such meeting. Notwithstanding the foregoing, no action may be taken at any meeting held by such means on any particular matter which the presiding person determines, in his or her sole discretion, to be inappropriate under the circumstances for action at a meeting held by such means. Such determination shall be made and announced in advance of such meeting.

3.13 Conduct of Meetings. The Chairman of the Board, or in his or her absence, the Vice Chairman of the Board, or in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order, shall act as chairman of the meeting and shall otherwise preside at the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding person may appoint any other person present to act as secretary of the meeting. Minutes of any regular or special meeting of the Board of Directors shall be prepared and distributed to each director.

ARTICLE FOUR

Committees of the Board of Directors

4.01 General.

(a) Establishment. The Board of Directors by resolution adopted by the affirmative vote of a majority of all of the directors then in office pursuant to Section 3.02 of these bylaws may establish one or more committees, each committee to consist of two or more directors of this corporation elected by the Board of Directors. The term "Board Committee" as used in these bylaws means any committee comprised exclusively of directors of the corporation which is identified as a "Board Committee" either in these bylaws or in any resolutions adopted by the Board of Directors. The corporation shall have an Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, each of which shall be a Board Committee.

(b) Membership. The Board of Directors by resolution adopted by the affirmative vote of a majority of all directors then in office shall have the power to: (i) establish the number of membership positions on each Board Committee from time to time and change the number of membership positions on such Committee from time to time, subject to any applicable law, regulation or listing standard; (ii) appoint any director to membership on any Board Committee who shall be willing to serve on such Committee, subject to any applicable law, regulation or listing standard; (iii) remove any person from membership on any Board Committee with or without cause; and (iv) appoint any director to membership on any Board Committee as an alternate member. A person's membership on any Board Committee shall automatically terminate when such person ceases to be a director of the corporation.

(c) Powers. Except as otherwise provided in Section 4.01(d) of these bylaws, each Board Committee shall have and may exercise all the powers and authority of the Board of Directors, when the Board of Directors is not in session, in the management of the business and affairs of the corporation to the extent (but only to the extent) such powers shall be expressly delegated to it by the Board of Directors (through the Board Committee Charter or otherwise) or by these bylaws. Unless otherwise provided by the Board of Directors in creating the committee, a committee may employ counsel, accountants and other consultants to assist it in the exercise of its authority.

(d) Reserved Powers. No Board Committee shall have the right or power to do any of the following: (i) authorize distributions; (ii) approve or propose to shareholders action that the Wisconsin Business Corporation Law requires to be approved by shareholders; (iii) fill vacancies on the Board of Directors, or, unless the Board of Directors provides by resolution that vacancies on a committee shall be filled by the affirmative vote of a majority of the remaining committee members, on any Board Committee; (iv) amend the Articles of Incorporation; (v) adopt, amend or repeal these bylaws; (vi) approve a plan of merger not requiring shareholder approval; (vii) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; and (viii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee to do so within limits prescribed by the Board of Directors.

(e) Vote Required. Except as provided by the Wisconsin Business Corporation Law or in the Articles of Incorporation or these bylaws, the members holding at least a majority of the membership positions on any Board Committee shall constitute a quorum for purposes of any meeting of such committee. The affirmative vote of the majority of the members of a Board Committee present at any meeting of the Board Committee at which a quorum is present shall be necessary and sufficient to approve any action within the Board Committee's power, and any action so approved by such a majority shall be deemed to have been taken by the Board Committee and to be the act of such Board Committee.

(f) Governance. The Board of Directors may designate the person who is to serve as chairman of and preside over any Board Committee, and in the absence of any such designation by the Board of Directors, the members of the Board Committee may either designate one member of the Board Committee as its chairman to preside at any meeting or elect to operate without a chairman, except as otherwise required by these bylaws. Each Board Committee may appoint a secretary who need not be a member of the Committee or a member of the Board of Directors. Each Board Committee shall have the right to establish such rules and procedures governing its meetings and operations as such committee shall deem desirable provided such rules and procedures shall not be inconsistent with the Articles of Incorporation, these bylaws, or any direction to such committee issued by the Board of Directors.

(g) Alternate Committee Members. The Board of Directors may designate one or more directors as alternate members of any Board Committee, and any such director may replace any regular member of such Board Committee who for any reason is absent from a meeting of such Board Committee or is otherwise disqualified from serving on such Board Committee.

4.02 Board Committee Charters. The Board of Directors may adopt, and may amend from time to time, a charter for each Board Committee setting out the Committee's purpose, organization, responsibilities and authority. Each such charter shall comply with any applicable law, regulation or listing standard. The Board of Directors shall adopt a charter for the Executive Committee, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

ARTICLE FIVE

Officers

5.01 Number. The principal officers of the corporation shall be appointed by the Board of Directors and shall consist of a Chief Executive Officer, President, Chief Operating Officer, one or more Vice Presidents and a Secretary. Such other officers and assistant officers as may be deemed necessary or desirable may be appointed by the Board of Directors. The Chief Executive Officer must be a member of the Board of Directors, but no other officer need be a member of the Board of Directors. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable, except the principal office of Chief Executive Officer. The Board of Directors may authorize any officer to appoint one or more officers or assistant officers.

5.02 Appointment and Term of Office. The officers of the corporation to be appointed by the Board of Directors shall be appointed annually by the Board of Directors at its first meeting following the annual meeting of shareholders. If the appointment of officers shall not occur at such meeting, such appointment shall occur as soon thereafter as conveniently may be. Each officer shall hold office until the earlier of: (a) the time at which a successor is duly appointed and, if necessary, qualified, or (b) his or her death, resignation or removal as hereinafter provided.

5.03 Removal. The Board of Directors may remove any officer and, unless restricted by the Board of Directors or these bylaws, an officer may remove any officer appointed by that officer, at any time, with or without cause and notwithstanding the contract rights, if any, of the officer removed. Election or appointment of an individual as an officer shall not of itself create contract or other employment rights, and any employment relationship of any officer with the corporation or any of its affiliates may be terminated by the corporation regardless of whether the Board of Directors acts or has acted to remove such officer.

5.04 Resignation. An officer may resign at any time by delivering notice to the corporation that complies with the Wisconsin Business Corporation Law. The resignation shall be effective when the notice is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date.

5.05 Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term. If a resignation of an officer is effective at a later date as contemplated by Section 5.04 of these bylaws, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor may not take office until the effective date.

5.06 General Powers of Officers. For purposes of these bylaws, the corporation's Chief Executive Officer, President and each Vice President (if such offices have been filled) shall be deemed to be a "senior officer". Whenever any resolution adopted by the corporation's shareholders, Board of Directors or Board Committee shall authorize the "proper" or "appropriate" officers of the corporation to execute any note, contract or other document or to take any other action or shall generally authorize any action without specifying the officer or officers authorized to take such action, any senior officer acting alone and without countersignatures may take such action on behalf of the corporation. Any officer of the corporation may on behalf of the corporation sign contracts, reports to governmental agencies, or other instruments which are in the regular course of business, except where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by the Wisconsin Business Corporation Law or other applicable law to be otherwise signed or executed.

5.07 Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the corporation and, subject to the control of the Board of the Directors, shall in general supervise and control all of the business and affairs of the corporation. In general, he or she shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

5.08 President. The President shall have responsibility for the general and active management of the business of the corporation. He or she shall have such duties as may, from time to time, be prescribed by the Board of Directors or be delegated by the Chief Executive Officer. During the absence or disability of the Chief Executive Officer, or while that office is vacant, the President shall exercise all the powers and discharge all of the duties of the Chief Executive Officer. During the absence or disability of the Chief Executive Officer and the President, or while those offices are vacant, the Chairman of the Board, or if the Chairman of the Board is also the Chief Executive Officer, the Vice Chairman of the Board shall exercise all of the powers and discharge all of the duties of the Chief Executive Officer and the President. The Board of Directors may authorize the Chairman or Vice Chairman of the Board, as applicable, to appoint one or more officers or assistant officers to perform the duties of the Chief Executive Officer and the President during the absence or disability of the Chief Executive Officer and the President, or while those offices are vacant.

5.09 Chief Operating Officer. The Chief Operating Officer shall be responsible for the daily operations of the corporation's business and shall have such other authority and duties as the Board of Directors, the Chief Executive Officer or the President may prescribe. He or she shall report to the President if the President is not also serving as the Chief Operating Officer and in the event the President is also serving as the Chief Operating Officer, or if the office of the President is vacant, he or she shall report to the Chief Executive Officer.

5.10 Vice Presidents. Each Vice President shall perform such duties and have such powers as the Board of Directors may from time to time prescribe. The Board of Directors may designate any Vice President as being senior in rank or degree of responsibility and may accord such a Vice President an appropriate title designating his senior rank such as "Executive Vice President" or "Senior Vice President" or "Group Vice President". The Board of Directors may assign a certain Vice President responsibility for a designated group, division or function of the corporation's business and add an appropriate descriptive designation to his or her title.

5.11 Secretary. The Secretary shall (subject to the control of the Board of Directors): (a) keep the minutes of the shareholders' and the Board of Directors' meetings in one or more books provided for that purpose (including records of actions taken without a meeting); (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by the Wisconsin Business Corporation Law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized; (d) maintain a record of the shareholders of the corporation in a form that permits preparation of a list of the names and address of all shareholders by class or series of shares and showing the number and class or series of shares held by each shareholder; (e) have general charge of the stock transfer books of the corporation; (f) supply in such circumstances as the Secretary deems appropriate to any governmental agency or other person a copy of any resolution adopted by the corporation's shareholders, Board of Directors or Board Committee, any corporate record or document, or other information concerning the corporation and its officers and certify on behalf of the corporation as to the accuracy and completeness of the resolution, record, document or information supplied; and (g) in general, perform all duties incident to the office of Secretary and perform such other duties and have such other powers as the Board of Directors or the President may from time to time prescribe.

5.12 Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) maintain appropriate accounting records; (c) receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected by or under authority of the Board of Directors; and (d) in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President. The Treasurer shall give a bond if required by the Board of Directors for the faithful discharge of his or her duties in a sum and with one or more sureties satisfactory to the Board of Directors.

5.13 Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize. The Assistant Secretaries may sign with the Chief Executive Officer, President or a Vice President certificates for shares of the corporation, the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer or the Board of Directors.

5.14 Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint, or to authorize any duly appointed officer of the corporation to appoint, any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors or an authorized officer shall have the power to perform all the duties of the office to which he or she is so appointed to be an assistant, or as to which he or she is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors or the appointing officer.

ARTICLE SIX

Contracts, Loans, Checks and Deposits

6.01 Contracts . The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of and on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the Chief Executive Officer, President or one of the Vice Presidents and, when necessary or required, by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

6.02 Loans . No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

6.03 Checks, Drafts, etc . All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the Board of Directors.

6.04 Deposits . All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

6.05 Voting of Securities Owned by this Corporation . Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the Chief Executive Officer of this corporation, if he or she be present, or in his or her absence by the President or any Vice President of this corporation who may be present, and (b) whenever, in the judgment of the Chief Executive Officer, or in his or her absence, of the President or Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any share or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the Chief Executive Officer or the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors, affixation of corporate seal, if any, or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this corporation the same as such shares or other securities might be voted by this corporation.

6.06 No Nominee Procedures. The corporation has not established, and nothing in these bylaws shall be deemed to establish, any procedure by which a beneficial owner of the corporation's shares that are registered in the name of a nominee is recognized by the corporation as the shareholder under Section 180.0723 of the Wisconsin Business Corporation Law.

6.07 Performance Bonds. The Chief Executive Officer, the Treasurer and any other officer of the corporation designated by the Board of Directors, and any one of them, shall have the continuing authority to take all actions and to execute and deliver any and all documents or instruments (including, without limitation, reimbursement agreements and agreements of indemnity) in favor of such parties, in such amounts and on such terms and conditions as may be necessary or useful for the corporation or any of its direct or indirect subsidiaries to obtain performance bonds, surety bonds, completion bonds, guarantees, indemnities or similar assurances (collectively referred to as "Performance Bonds") from third parties as such officer shall, in his or her sole discretion, deem necessary or useful to facilitate and promote the business of the corporation or any of its subsidiaries; provided, however, that the contingent liability of the corporation with respect to Performance Bonds for the corporation's subsidiaries shall not exceed $200,000 in any single transaction or $1 million in the aggregate without the specific authorization of the Board of Directors. If any party shall require resolutions of the Board of Directors with respect to the approval of any actions of any officer of the corporation or documents or instruments related to the Performance Bonds and within the scope of and generally consistent with this Section 6.07, such resolutions shall be deemed to have been duly approved and adopted by the Board of Directors, and may be certified by the Secretary whenever approved by the Chief Executive Officer, President or the Treasurer, in his or her sole discretion, and a copy thereof has been inserted in the minute book of the corporation.

ARTICLE SEVEN

Corporate Stock

7.01 Certificates for Shares and Uncertificated Shares. The shares of the corporation's stock, or any class or series thereof, may be certificated or uncertificated, as provided under the Wisconsin Business Corporation Law, and shall be entered in the books of the corporation and registered as they are issued. Each certificate representing shares of any class of stock issued by the corporation shall be in such form, consistent with the Wisconsin Business Corporation Law, as shall be determined by the Board of Directors. Such certificates shall be signed by the Chief Executive Officer, President or a Vice President and by the Secretary or an Assistant Secretary and shall be sealed with the seal, or a facsimile of the seal, of the corporation. If a certificate is countersigned by a transfer agent or registrar, other than the corporation itself or its employees, any other signature or countersignature on the certificate may be a facsimile. In case any officer of the corporation, or any officer or employee of the transfer agent or registrar who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer of the corporation, or an officer or employee of the transfer agent or registrar before such certificate is issued, the certificate may be issued by the corporation with the same effect as if the officer of the corporation, or the officer or employee of the transfer agent or registrar had not ceased to be such at the date of its issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the corporation.

Within a reasonable time after the issuance or transfer of any shares of uncertificated stock, the corporation shall send to the holder thereof a written notice that shall set forth (a) the name of the corporation, (b) that the corporation is organized under the laws of the State of Wisconsin, (c) the name of the shareholder, (d) the number of shares and class (and the designation of the series, if any) of the shares represented, (e) any restrictions on the transfer or registration of such shares of stock imposed by the corporation's Articles of Incorporation, these bylaws, any agreement among shareholders, any agreement between shareholders and the corporation or any applicable law, including, without limitation, the Securities Act of 1933, and (f) any other information required by the Wisconsin Business Corporation Law.

7.02 Transfer Agent and Registrar. The Board of Directors may from time to time with respect to each class of stock issuable by the corporation appoint such transfer agents and registrars in such locations as it shall determine, and may, in its discretion, appoint a single entity to act in the capacity of both transfer agent and a registrar in any one location.

7.03 Transfers of Shares. Transfers of shares shall be made only on the books maintained by the corporation or a transfer agent appointed as contemplated by Section 7.02 of these bylaws at the request of the holder of record thereof or of his, her or its attorney, lawfully constituted in writing, and on surrender for cancellation of the certificate for such shares. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, the corporation or its transfer agent shall issue a new certificate or evidence of the issuance of uncertificated shares to the shareholder entitled thereto, cancel the old certificate and record the transaction upon the corporation's books. Upon the receipt of proper transfer instructions from the holder of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the shareholder entitled thereto and the transactions shall be recorded upon the books of the corporation. Prior to due presentment of a certificate (or transfer instructions for uncertificated shares) for shares for registration of transfer, the corporation may (but shall not be required to) treat the person in whose name corporate shares stand on the books of the corporation as the only person having any interest in such shares and as the only person having the right to receive dividends on and to vote such shares, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of the other person, whether or not it shall have express or other notice thereof. Where a certificate (or transfer instructions for uncertificated shares) for shares is presented to the corporation or a transfer agent with a request to register for transfer, the corporation or the transfer agent, as the case may be, shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate, or on or accompanying the transfer instructions for uncertificated shares, the necessary endorsements, and (b) the corporation or the transfer agent had no duty to inquire into adverse claims or has discharged any such duty. The corporation or transfer agent may require reasonable assurance that such endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors.

7.04 Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

7.05 Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Any restriction imposed by the corporation upon the transfer of uncertificated shares shall be conspicuously noted on the written notice of issuance of the shares.

7.06 Consideration for Shares. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. Before the corporation issues shares, the Board of Directors shall determine that the consideration received or to be received for the shares to be issued is adequate. The determination of the Board of Directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid and nonassessable. The corporation may place in escrow shares issued in whole or in part for a contract for future services or benefits, a promissory note, or otherwise for property to be received in the future, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the benefits or property are received or the promissory note is paid. If the services are not performed, the benefits or property are not received or the promissory note is not paid, the corporation may cancel, in whole or in part, the shares escrowed or restricted and the distributions credited.

7.07 Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the Wisconsin Business Corporation Law as it may deem expedient concerning the issue, transfer and registration of shares of the corporation.

7.08 Record Owners. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE EIGHT

General Provisions

8.01 Fiscal Year. The fiscal year of the corporation shall begin and end on such dates as the Board of Directors shall determine by resolution.

8.02 Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Wisconsin." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE NINE

Amendments

9.01 By Directors. Except as otherwise provided by the Wisconsin Business Corporation Law or the Articles of Incorporation, these bylaws may be amended or repealed and new bylaws may be adopted by the Board of Directors at any meeting at which a quorum is in attendance; provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that the Board of Directors may not amend, repeal or readopt that bylaw.

9.02 By Shareholders. Except as otherwise provided in the Articles of Incorporation, these bylaws may also be amended or repealed and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders at which a quorum is in attendance.

9.03 Implied Amendments. Any action taken or authorized by the shareholders or by the Board of Directors, which would be inconsistent with the bylaws then in effect but is taken or authorized by affirmative vote of not less than the number of votes or the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE TEN

Indemnification

10.01 Certain Definitions . All capitalized terms used in this Article and not otherwise hereinafter defined in this Section 10.01 shall have the meaning set forth in Section 180.0850 of the Statute. The following capitalized terms (including any plural forms thereof) used in this Article X shall be defined as follows:

(a) "Affiliate" shall include, without limitation, any corporation, partnership, joint venture, employee benefit plan, trust or other enterprise that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Corporation.

(b) "Authority" shall mean the entity selected by the Director or Officer to determine his or her right to indemnification pursuant to Section 10.04.

(c) "Board" shall mean the entire then elected and serving Board of Directors of the Corporation, including all members thereof who are Parties to the subject Proceeding or any related Proceeding.

(d) "Breach of Duty" shall mean the Director or Officer breached or failed to perform his or her duties to the Corporation and his or her breach of or failure to perform those duties is determined, in accordance with Section 10.04, to constitute misconduct under Section 180.0851(2)(a) 1, 2, 3 or 4 of the Statute.

(e) "Corporation," as used herein and as defined in the Statute and incorporated by reference into the definitions of certain capitalized terms used herein, shall mean this Corporation, including, without limitation, any successor corporation or entity to the Corporation by way of merger, consolidation or acquisition of all or substantially all of the capital stock or assets of this Corporation.

(f) "Director or Officer" shall have the meaning set forth in the Statute; provided, that, for purposes of this Article Ten, it shall be conclusively presumed that any Director or Officer serving as a director, officer, partner, trustee, member of any governing or decision-making committee, employee or agent of an Affiliate shall be so serving at the request of the Corporation.

(g) "Disinterested Quorum" shall mean a quorum of the Board who are not Parties to the subject Proceeding or any related Proceeding.

(h) "Liability" means the obligation to pay a judgment, penalty, assessment, forfeiture or fine, including an excise tax assessed with respect to an employee benefit plan, the agreement to pay any amount in settlement of a proceeding (whether or not approved by a court order), and reasonable expenses and interest related to the foregoing.

(i) "Party" shall have the meaning set forth in the Statute; provided, that, for purposes of this Article Ten, the term "Party" shall also include any Director, Officer or employee who is or was a witness in a Proceeding at a time when he or she has not otherwise been formally named a Party thereto.

(j) "Proceeding" shall have the meaning set forth in the Statute; provided, that, for purposes of this Article Ten, "Proceeding" shall include all Proceedings (i) brought under (in whole or in part) the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, their respective state counterparts, and/or any rule or regulation promulgated under any of the foregoing; (ii) brought before an Authority or otherwise to enforce rights hereunder; (iii) any appeal from a Proceeding; and (iv) any Proceeding in which the Director or Officer is a plaintiff or petitioner because he or she is a Director or Officer; provided, however, that such Proceeding is authorized by a majority vote of a Disinterested Quorum.

(k) "Statute" shall mean Sections 180.0850 through 180.0859, inclusive, of the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, including any amendments or successor statutes thereto, but, in the case of any such amendment or successor statute, only to the extent such amendment or successor statute permits or requires the Corporation to provide broader indemnification rights than the Statute permitted or required the Corporation to provide prior to such amendment or successor statute being effective.

10.02 Mandatory Indemnification. To the fullest extent permitted or required by the Statute, the Corporation shall indemnify a Director or Officer against all Liabilities incurred by or on behalf of such Director or Officer in connection with a Proceeding in which the Director or Officer is a Party because he or she is a Director or Officer.

10.03 Procedural Requirements.

(a) A Director or Officer who seeks indemnification under Section 10.02 shall make a written request therefor to the Corporation. Subject to Section 10.03(b), within sixty days of the Corporation's receipt of such request, the Corporation shall pay or reimburse the Director or Officer for the entire amount of Liabilities incurred by the Director or Officer in connection with the subject Proceeding (net of any Expenses previously advanced pursuant to Section 10.05).

(b) No indemnification shall be required to be paid by the Corporation pursuant to Section 10.02 if, within such sixty-day period: (i) a Disinterested Quorum, by a majority vote thereof, determines that the Director or Officer requesting indemnification engaged in misconduct constituting a Breach of Duty; or (ii) a Disinterested Quorum cannot be obtained.

(c) In either case of nonpayment pursuant to Section 10.03(b), the Board shall immediately authorize by resolution that an Authority, as provided in Section 10.04, determine whether the Director's or Officer's conduct constituted a Breach of Duty and, therefore, whether indemnification should be denied hereunder.

(d) (i) If the Board does not authorize an Authority to determine the Director's or Officer's right to indemnification hereunder within such sixty-day period and/or (ii) if indemnification of the requested amount of Liabilities is paid by the Corporation, then it shall be conclusively presumed for all purposes that a Disinterested Quorum has determined that the Director or Officer did not engage in misconduct constituting a Breach of Duty and, in the case of subsection (i) above (but not subsection (ii)), indemnification by the Corporation of the requested amount of Liabilities shall be paid to the Officer or Director immediately.

10.04 Determination of Indemnification.

(a) If the Board authorizes an Authority to determine a Director's or Officer's right to indemnification pursuant to Section 10.03, then the Director or Officer requesting indemnification shall have the absolute discretionary authority to select one of the following as such Authority:

(i) An independent legal counsel; provided, that such counsel shall be mutually selected by such Director or Officer and by a majority vote of a Disinterested Quorum or, if a Disinterested Quorum cannot be obtained, then by a majority vote of the Board;

(ii) A panel of three arbitrators selected from the panels of arbitrators of the American Arbitration Association in Milwaukee, Wisconsin; provided, that (A) one arbitrator shall be selected by such Director or Officer, the second arbitrator shall be selected by a majority vote of a Disinterested Quorum or, if a Disinterested Quorum cannot be obtained, then by a majority vote of the Board, and the third arbitrator shall be selected by the two previously selected arbitrators; and (B) in all other respects, such panel shall be governed by the American Arbitration Association's then existing Commercial Arbitration Rules; or

(iii) A court pursuant to and in accordance with Section 180.0854 of the Statute.

(b) In any such determination by the selected Authority there shall exist a rebuttable presumption that the Director's or Officer's conduct did not constitute a Breach of Duty and that indemnification against the requested amount of Liabilities is required. The burden of rebutting such a presumption by clear and convincing evidence shall be on the Corporation or such other party asserting that such indemnification should not be allowed.

(c) The Authority shall make its determination within sixty days of being selected and shall submit a written opinion of its conclusion simultaneously to both the Corporation and the Director or Officer.

(d) If the Authority determines that indemnification is required hereunder, the Corporation shall pay the entire requested amount of Liabilities (net of any Expenses previously advanced pursuant to Section 10.05), including interest thereon at a reasonable rate, as determined by the Authority, within ten days of receipt of the Authority's opinion; provided, that, if it is determined by the Authority that a Director or Officer is entitled to indemnification as to some claims, issues or matters, but not as to other claims, issues or matters, involved in the subject Proceeding, the Corporation shall be required to pay (as set forth above) only the amount of such requested Liabilities as the Authority shall deem appropriate in light of all of the circumstances of such Proceeding.

(e) The determination by the Authority that indemnification is required hereunder shall be binding upon the Corporation regardless of any prior determination that the Director or Officer engaged in a Breach of Duty.

(f) All Expenses incurred in the determination process under this Section 10.04 by either the Corporation or the Director or Officer, including, without limitation, all Expenses of the selected Authority, shall be paid by the Corporation.

10.05 Mandatory Allowance of Expenses .

(a) The Corporation shall pay or reimburse, within ten days after the receipt of the Director's or Officer's written request therefor, the reasonable Expenses of the Director or Officer as such Expenses are incurred, provided the following conditions are satisfied:

(i) The Director or Officer furnishes to the Corporation an executed written certificate affirming his or her good faith belief that he or she has not engaged in misconduct which constitutes a Breach of Duty; and

(ii) The Director or Officer furnishes to the Corporation an unsecured executed written agreement to repay any advances made under this Section 10.05 if it is ultimately determined by an Authority that he or she is not entitled to be indemnified by the Corporation for such Expenses pursuant to Section 10.04.

(b) If the Director or Officer must repay any previously advanced Expenses pursuant to this Section 10.05, such Director or Officer shall not be required to pay interest on such amounts.

10.06 Indemnification and Allowance of Expenses of Certain Others .

(a) The Corporation shall indemnify a director or officer of an Affiliate (who is not otherwise serving as a Director or Officer) against all Liabilities, and shall advance the reasonable Expenses, incurred by such director or officer in a Proceeding to the same extent hereunder as if such director or officer incurred such Liabilities because he or she was a Director or Officer, if such director or officer is a Party thereto because he or she is or was a director or officer of the Affiliate.

(b) The Corporation shall indemnify an employee who is not a Director or Officer, to the extent that he or she has been successful on the merits or otherwise in defense of a Proceeding, for all reasonable Expenses incurred in the Proceeding if the employee was a Party because he or she was an employee of the Corporation.

(c) The Board may, in its sole and absolute discretion as it deems appropriate, pursuant to a majority vote thereof, indemnify (to the extent not otherwise provided in Section 10.06(b)) against Liabilities incurred by, and/or provide for the allowance of reasonable Expenses of, an authorized employee or agent of the Corporation acting within the scope of his or her duties as such and who is not otherwise a Director or Officer.

10.07 Insurance. The Corporation may purchase and maintain insurance on behalf of a Director or Officer or any individual who is or was an authorized employee or agent of the Corporation against any Liability asserted against or incurred by such individual in his or her capacity as such or arising from his or her status as such, regardless of whether the Corporation is required or permitted to indemnify against any such Liability under this Article Ten.

10.08 Notice to the Corporation. A Director, Officer or employee shall promptly notify the Corporation in writing when he or she has actual knowledge of a Proceeding which may result in a claim of indemnification against Liabilities or allowance of Expenses hereunder, but the failure to do so shall not relieve the Corporation of any liability to the Director, Officer or employee hereunder unless the Corporation shall have been irreparably prejudiced by such failure (as determined, in the case of Directors and Officers only, by an Authority).

10.09 Severability. If any provision of this Article Ten shall be deemed invalid or inoperative, or if a court of competent jurisdiction determines that any of the provisions of this Article Ten contravene public policy, this Article Ten shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such provisions which are invalid or inoperative or which contravene public policy shall be deemed, without further action or deed by or on behalf of the Corporation, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable.

10.10 Nonexclusivity of Article Ten. The rights of a Director, Officer or employee (or any other person) granted under this Article Ten shall not be deemed exclusive of any other rights to indemnification against Liabilities or advancement of Expenses which the Director, Officer or employee (or such other person) may be entitled to under any written agreement, Board resolution, vote of shareholders of the Corporation or otherwise, including, without limitation, under the Statute. Nothing contained in this Article Ten shall be deemed to limit the Corporation's obligations to indemnify a Director, Officer or employee under the Statute.

10.11 Contractual Nature of Article Ten; Repeal or Limitation of Rights. This Article Ten shall be deemed to be a contract between the Corporation and each Director, Officer and employee of the Corporation and any repeal or other limitation of this Article Ten or any repeal or limitation of the Statute or any other applicable law shall not limit any rights of indemnification against Liabilities or allowance of Expenses then existing or arising out of events, acts or omissions occurring prior to such repeal or limitation, including, without limitation, the right of indemnification against Liabilities or allowance or Expenses for Proceedings commenced after such repeal or limitation to enforce this Article Ten with regard to acts, omissions or events arising prior to such repeal or limitation.

JOHNSON OUTDOORS INC. AND SUBSIDIARIES

The following lists the principal direct and indirect subsidiaries of Johnson Outdoors Inc. as of October 1, 2010. Inactive subsidiaries are not presented:

Name of Subsidiary (1)(2)	Jurisdiction in which Incorporated
Johnson Outdoors Canada Inc.	Canada
Johnson Outdoors Watercraft Inc.	Delaware
Johnson Outdoors Marine Electronics. Inc.	Alabama
Johnson Outdoors Gear LLC	Delaware
Johnson Outdoors Diving LLC	Delaware
Under Sea Industries, Inc.	Delaware
JWA Holding B.V.	Netherlands
Johnson Beteiligungsellschaft GmbH	Germany
Uwatec AG	Switzerland
Scubapro Asia Pacific Ltd.	Hong Kong
P.T. Uwatec Batam	Indonesia
Scubapro Asia, Ltd.	Japan
Scubapro Espana, S.A.(3)	Spain
Scubapro AG	Switzerland
Scubapro Europe Benelux, S.A.	Belgium
Johnson Outdoors France	France
Scubapro/Uwatec France S.A.	France
Scubapro Europe S.r.l	Italy
Scubapro Italy S.r.l.	Italy
Scubapro (UK) Ltd.(4)	United Kingdom
Scubapro-Uwatec Australia Pty. Ltd.	Australia
Johnson Outdoors Watercraft UK	United Kingdom
Johnson Outdoors Watercraft Ltd.	New Zealand
Johnson Outdoors Marine Electronics Europe S.r.l.	Italy
Johnson Outdoors Vertriebsgesellschaft GmbH	Germany

(1) Unless otherwise indicated in brackets, each company does business only under its legal name.
(2) Unless otherwise indicated by footnote, each company is a wholly-owned subsidiary of Johnson Outdoors Inc. (through direct or indirect ownership).
(3) Percentage of stock owned is 98%.
(4) Percentage of stock owned is 99%.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (No. 333-166418, 333-166417, 33–19804, 33–19805, 33–35309, 33–50680, 33–52073, 33–54899, 33–59325, 33–61285, 333–88089, 333–88091, 333–84480, 333–84414, 333–107354 and 333–115298) on Form S-8 of Johnson Outdoors Inc. of our report dated December 9, 2010, relating to our audit of the consolidated financial statements, which appear in this Annual Report on Form 10-K of Johnson Outdoors Inc. for the year ended October 1, 2010.

/s/ McGladrey & Pullen, LLP

Milwaukee, Wisconsin
December 9, 2010

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-19804, 33-19805, 33-35309, 33-50680, 33-52073, 33-54899, 33-59325, 33-61285, 333-88089, 333-88091, 333-84480, 333-84414, 333-107354, 333-115298, 333-166417 and 333-166418) pertaining to the various employee benefit plans of Johnson Outdoors, Inc. of our report dated December 11, 2009 with respect to the consolidated financial statements of Johnson Outdoors, Inc. as of October 2, 2009 and for the year then ended included in this Annual Report (Form 10-K) for the year ended October 1, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
December 9, 2010

Exhibit 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Helen P. Johnson-Leipold, certify that:

1) I have reviewed this Annual Report on Form 10-K of Johnson Outdoors Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 9, 2010

/s/ Helen P. Johnson-Leipold
Helen P. Johnson-Leipold
Chairman and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, David W. Johnson, certify that:

1) I have reviewed this Annual Report on Form 10-K of Johnson Outdoors Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 9, 2010

/s/ David W. Johnson
David W. Johnson
Vice President and Chief Financial Officer
Treasurer

Exhibit 32.1

Written Statement of the Chairman and Chief Executive Officer

Pursuant to 18 U.S.C. Section 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, I, the undersigned Chairman and Chief Executive Officer of Johnson Outdoors Inc. (the "Company"), hereby certify that the Annual Report on Form 10-K of the Company for the year ended October 1, 2010 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Helen P. Johnson-Leipold
Helen P. Johnson-Leipold
Chairman and Chief Executive Officer
December 9, 2010

Written Statement of the Vice President and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, I, the undersigned Vice President and Chief Financial Officer of Johnson Outdoors Inc. (the "Company"), hereby certify that the Annual Report on Form 10-K of the Company for the year ended October 1, 2010 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David W. Johnson
David W. Johnson
Vice President and Chief Financial Officer
Treasurer
December 9, 2010

The above certifications are made solely for the purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.


SEC MAIL PROCESSING
RECEIVED
FEB 0 3 2011
WASH, D.C.
211
SECTION